BANCO BBVA ARGENTINA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED

SEPTEMBER 30, 2024

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Condensed Interim Financial Statements for the nine-month period ended September 30, 2024, comparatively presented.

Consolidated Condensed Statement of Financial Position

Consolidated Condensed Statement of Income

Consolidated Condensed Statement of Other Comprehensive Income

Consolidated Condensed Statement of Changes in Shareholders’ Equity

Consolidated Condensed Statement of Cash Flows

Notes

Exhibits

Separate Condensed Statement of Financial Position

Separate Condensed Statement of Income

Separate Condensed Statement of Other Comprehensive Income

Separate Condensed Statement of Changes in Shareholders’ Equity

Separate Condensed Statement of Cash Flows

Notes

Exhibits

Reporting Summary

Independent auditors’ report on the review of interim condensed consolidated financial statements

Independent auditors’ report on the review of interim condensed separate financial statements

Supervisory Committee’s Report

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	09.30.24	12.31.23

ASSETS

Cash and deposits in banks	3	3,024,431,772	2,303,962,023

Cash		2,007,702,040	1,466,035,608
Financial institutions and correspondents		1,016,729,732	837,926,415
B.C.R.A.		898,535,353	725,395,013
Other in the country and abroad		118,194,379	112,531,402

Debt securities at fair value through profit or loss	4 and A	82,902,993	455,738,583

Derivative instruments	5	8,742,623	20,161,862

Repo transactions	6	-	2,423,845,719

Other financial assets	7	213,792,602	183,667,534

Loans and other financing	8	5,432,380,041	3,982,213,987

Non-financial government sector		2,024,262	292,711
Other financial institutions		41,773,388	31,147,071
Non-financial Private sector and Residents Abroad		5,388,582,391	3,950,774,205

Other debt securities	9 and A	2,563,167,832	1,527,519,588

Financial assets pledged as collateral	10	241,095,343	527,404,154

Current income tax assets	11.1	45,427,044	323,220

Investments in equity instruments	12 and A	9,522,215	10,504,209

Investments in associates	13	21,276,907	24,927,890

Property and equipment	14	586,362,179	601,148,335

Intangible assets	15	66,983,000	66,798,668

Deferred income tax assets	11.3	27,145,575	5,736,599

Other non-financial assets	16	227,897,745	210,136,479

Non-current assets held for sale	17	1,403,565	1,717,857

TOTAL ASSETS		12,552,531,436	12,345,806,707

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	09.30.24	12.31.23

LIABILITIES

Deposits	18 and H	8,529,728,957	7,336,126,060

Non-financial Government sector		169,905,539	68,604,898
Financial sector		2,627,757	5,186,932
Non-financial Private sector and Residents Abroad		8,357,195,661	7,262,334,230

Liabilities at fair value through profit or loss	19	118,932	20,823,922

Derivative instruments	5	6,123,772	4,324,337

Other financial liabilities	20	904,522,923	903,600,825

Financing received from the BCRA and other financial institutions	21	185,005,028	56,825,428

Corporate bonds issued	22	35,688,444	25,835,965

Current income tax liabilities	11.2	9,248,485	387,370,530

Provisions	23 and J	36,589,297	41,775,027

Deferred income tax liabilities	11.3	-	47,202,411

Other non-financial liabilities	24	455,110,333	651,140,987

TOTAL LIABILITIES		10,162,136,171	9,475,025,492

EQUITY

Share capital	26	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		835,004,451	835,004,451
Reserves		1,172,475,881	1,310,579,574
Other accumulated comprehensive income		68,769,690	349,935,217
Income for the period / year		270,384,184	331,684,066
Equity attributable to owners of the parent		2,353,991,890	2,834,560,992
Equity attributable to non-controlling interests		36,403,375	36,220,223

TOTAL EQUITY		2,390,395,265	2,870,781,215

TOTAL LIABILITIES AND EQUITY		12,552,531,436	12,345,806,707

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE THREE AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Notes and Exhibits	Quater ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Interest income	27	760,169,528	3,548,703,829	1,813,490,622	4,645,033,251
Interest expense	28	(299,911,719)	(1,280,230,791)	(978,464,841)	(2,360,696,654)

Net interest income		460,257,809	2,268,473,038	835,025,781	2,284,336,597

Commission income	29	133,272,079	386,387,664	120,069,942	371,005,297
Commission expense	30	(62,133,821)	(182,171,802)	(67,663,030)	(162,656,086)

Net commission income		71,138,258	204,215,862	52,406,912	208,349,211

Net income from measurement of financial instruments at fair value through profit or loss	31	29,336,807	101,149,403	25,250,509	92,120,261
Net income from write-down of assets at amortized cost and at fair value through OCI	32	55,343,535	154,328,635	12,570,133	22,309,254
Foreign exchange and gold gains	33	6,661,838	43,065,237	6,612,236	25,512,881
Other operating income	34	29,179,650	99,054,420	32,919,724	91,819,951
Loan loss allowance	35	(41,255,798)	(123,584,283)	(23,848,962)	(112,250,005)

Net operating income		610,662,099	2,746,702,312	940,936,333	2,612,198,150

Personnel benefits	36	(100,741,849)	(343,099,246)	(131,066,178)	(365,632,517)
Administrative expenses	37	(123,336,310)	(391,964,386)	(146,295,106)	(399,746,569)
Asset depreciation and impairment	38	(16,542,892)	(50,326,066)	(13,506,227)	(42,598,955)
Other operating expenses	39	(76,006,269)	(327,254,383)	(133,098,125)	(358,939,433)

Operating income		294,034,779	1,634,058,231	516,970,697	1,445,280,676

Loss from associates and joint ventures		343,570	(700,952)	55,683	2,215,941
Loss on net monetary position	2.1.5.	(170,498,346)	(1,232,288,904)	(469,902,059)	(1,085,606,505)

Income before income tax		123,880,003	401,068,375	47,124,321	361,890,112

Income tax	11.4	(24,667,803)	(129,869,728)	(16,578,780)	(127,408,366)

Net income for the period		99,212,200	271,198,647	30,545,541	234,481,746

Net income for the period attributable to:
Owners of the Parent		99,672,872	270,384,184	29,758,574	232,478,333
Non-controlling interests		(460,672)	814,463	786,967	2,003,413

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

EARNINGS PER SHARE

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	09.30.24	09.30.23

Numerator:

Net income attributable to owners of the Parent	270,384,184	232,478,333
Net income attributable to owners of the Parent adjusted to reflect to the effect of dilution	270,384,184	232,478,333

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	441.2922	379.4263
Diluted earnings per share (stated in pesos) (1)	441.2922	379.4263

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	Note	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Net income for the period		99,212,200	271,198,647	30,545,541	234,481,746

Other comprehensive income components to be reclassified to income/(loss) for the period:

Profit or losses from financial instruments at fair value through OCI

Income / (loss) for the period from financial instruments at fair value through OCI		(76,972,513)	(374,177,604)	(35,836,119)	(9,584,402)
Reclassification adjustment for the period		(6,010,828)	(103,284,722)	(14,723,433)	(8,874,670)
Income tax	11.4	9,575,236	195,528,586	20,510,053	3,977,319

		(73,408,105)	(281,933,740)	(30,049,499)	(14,481,753)
Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income / (loss) for the period from equity instruments at fair value through OCI		304,357	136,902	(53,067)	2,829,142

		304,357	136,902	(53,067)	2,829,142

Total Other Comprehensive Income/ (Loss) for the period		(73,103,748)	(281,796,838)	(30,102,566)	(11,652,611)

Total comprehensive income / (loss)		26,108,452	(10,598,191)	442,975	222,829,135

Total Comprehensive income / (loss):
Attributable to owners of the Parent		26,612,494	(10,781,343)	(257,706)	220,912,093
Attributable to non-controlling interests		(504,042)	183,152	700,681	1,917,042

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH INTERIM PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2024
	Share	Non-capitalized		Other Comprehensive
	Capital	contributions		Income/(Loss)	Reserves
	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Total

			Equity adjustments				Retained earnings
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	835,004,451	349,935,217	537,754,673	772,824,901	331,684,066	2,834,560,992	36,220,223	2,870,781,215

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	270,384,184	270,384,184	814,463	271,198,647
- Other comprehensive loss for the period	-	-	-	(281,165,527)	-	-	-	(281,165,527)	(631,311)	(281,796,838)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 26., 2024 (Note 44 to the consolidated financial statements)
Legal reserve	-	-	-	-	66,336,813	-	(66,336,813)	-	-	-
Other	-	-	-	-	-	265,347,253	(265,347,253)	-	-	-

- Distribution of dividends approved by the Shareholders’ Meeting held on April 26, by the BCRA on May 3 and by the Board of Directors at its meeting held on May 6, 2024 (Note 44):
Dividends in kind and in cash (1)	-	-	-	-	-	(469,787,759)	-	(469,787,759)	-	(469,787,759)

Balances at fiscal period-end	612,710	6,744,974	835,004,451	68,769,690	604,091,486	568,384,395	270,384,184	2,353,991,890	36,403,375	2,390,395,265

(1) Corresponds to $ 431.24 (in nominal values) per share.

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH INTERIM PERIOD ENDED SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

	2023
	Share	Non-capitalized		Other Comprehensive
	Capital	contributions		Income/(Loss)	Reserves
	Outstanding shares	Share premium		Income/(loss) on financial instruments at fair value through OCI				Total equity attributable to controlling interests	Total equity attributable to non-controlling interests	Outstanding shares
							Retained earnings
			Equity adjustments
Transactions					Legal	Other

Restated balances at the beginning of the year	612,710	6,744,974	835,004,451	(47,071,124)	463,900,924	634,395,061	369,268,776	2,262,855,772	33,918,342	2,296,774,114

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	232,478,333	232,478,333	2,003,413	234,481,746
- Other comprehensive income /(loss) for the period	-	-	-	(11,566,240)	-	-	-	(11,566,240)	(86,371)	(11,652,611)

- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 28. 2023 (Note 44):
Legal reserve	-	-	-	-	73,853,755	-	(73,853,755)	-	-	-
Other	-	-	-	-	-	295,415,021	(295,415,021)	-	-	-

- Distribution of dividends approved by the Superintendence of Financial and Exchange Institutions of the Argentine Central Bank on May 31 and by the Board of Directors at its meeting held on June 7, 2023 (Note 44 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	(156,985,182)	-	(156,985,182)	-	(156,985,182)

Balances at fiscal period-end	612,710	6,744,974	835,004,451	(58,637,364)	537,754,679	772,824,900	232,478,333	2,326,782,683	35,835,384	2,362,618,067

(1) Corresponds to $ 58.05 (in nominal values) per share.

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	09.30.24	09.30.23

Cash flows from operating activities

Income before income tax	401,068,375	361,890,112

Adjustment for total monetary income for the period	1,232,288,904	1,085,606,505

Adjustments to obtain cash flows from operating activities:	670,628,190	(69,310,867)
Depreciation and amortization	50,326,066	42,598,955
Loan loss allowance	123,584,283	112,250,005
Effect of foreign exchange changes on cash and cash equivalents	491,468,621	(252,352,726)
Other adjustments	5,249,220	28,192,899

Net decreases from operating assets:	(5,850,004,667)	(7,036,230,013)
Debt securities at fair value through profit or loss	138,070,237	(297,974,475)
Derivative instruments	2,305,526	(34,378,745)
Repo transactions	989,866,218	(1,147,542,197)
Loans and other financing	(4,132,395,942)	(2,809,693,134)
Non-financial Government sector	(2,060,015)	(218,574)
Other financial institutions	(26,603,665)	(4,825,524)
Non-financial Private sector and Residents Abroad	(4,103,732,262)	(2,804,649,036)
Other debt securities	(2,588,785,913)	(2,000,967,718)
Financial assets pledged as collateral	46,797,396	(385,702,275)
Investments in equity instruments	(93,803,293)	(5,356,932)
Other assets	(212,058,896)	(354,614,537)

Net increases from operating liabilities:	6,321,525,565	6,415,744,849
Deposits	5,840,165,994	5,433,265,291
Non-financial Government sector	239,770,070	41,423,723
Financial sector	12,506,074	4,412,978
Non-financial Private sector and Residents Abroad	5,587,889,850	5,387,428,590
Liabilities at fair value through profit or loss	(15,249,960)	533,985
Derivative instruments	3,868,648	8,396,451
Repo transactions and surety bonds	7,712,155	73,771
Other liabilities	485,028,728	973,475,351

Income tax paid	(253,808,420)	(9,320,984)

Total cash flows generated by operating activities	2,521,697,947	748,379,602

CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

Accounts	09.30.24	09.30.23

Cash flows from investing activities

Payments:	(34,536,522)	(37,764,960)
Purchase of property and equipment, intangible assets and other assets	(33,824,421)	(35,566,020)
Other payments related to investing activities	(712,101)	(2,198,940)

Collections:	3,363,927	2,006,557
Other collections related to investing activities	3,363,927	2,006,557

Total cash flows used in investing activities	(31,172,595)	(35,758,403)

Cash flows from financing activities

Payments:	(103,112,511)	(65,733,301)
Dividends	(83,876,319)	(344,782)
Non-subordinated corporate bonds	(9,932,546)	(1,139,773)
Financing from local financial institutions	-	(54,307,396)
Leases	(9,303,646)	(9,941,350)

Collections:	152,752,370	2,394,849
Non-subordinated corporate bonds	24,500,000	-
Financing from local financial institutions	91,359,207	-
Other collections related to financing activities	36,893,163	2,394,849

Total cash flows generated by/(used in) financing activities	49,639,859	(63,338,452)

Effect of foreign exchange changes on cash and cash equivalents	(491,468,621)	252,352,726
Effect of net monetary income/(loss) of cash and cash equivalents	(1,328,226,841)	(1,283,491,824)

Total changes in cash flows	720,469,749	(381,856,351)
Restated cash and cash equivalents at the beginning of the year (Note 3)	2,303,962,023	1,859,924,098
Cash and cash equivalents at fiscal period-end (Note 3)	3,024,431,772	1,478,067,747

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish – See Note 54)

1. General Information

1.1. Information on Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 239 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter, either “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of September 30, 2024.

These consolidated condensed interim financial statements include the Entity and its subsidiaries (collectively referred to as the “Group”). Basis of consolidation is described in Note 2.2.

Part of the Entity's capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange, and the Madrid Stock Exchange.

1.2 Evolution of the macroeconomic situation and the financial and capital systems

Over the past few years, the Argentine financial market has been subject to a prolonged volatility period in the market value of government and private financial instruments including a high country risk premium, an increase in the official exchange rate of the Argentine peso to the US dollar, an increase in interest rates and a significant acceleration of the pace of inflation (see note 2.1.5 “Measurement unit”).

Particularly, as regards the U.S. dollar price, since the end of 2019 the gap between the official U.S. dollar price -mainly used for foreign trade- and the market alternative values, reaching caps of around 200% by the end of 2023. During this period, the Argentine peso experienced a devaluation of nearly 55%. In 2024, the referred gap has significantly narrowed, amounting to approximately 15% as of the date of these financial statements.

In terms of the national public debt management, a restructuring process has been observed, including various voluntary swaps and agreements reached regarding claims with the Paris Club and the International Monetary Fund. In addition, in recent months, the authorities in charge of the Ministry of National Economy and the BCRA (Central Bank of Argentina) have implemented restrictive monetary policy measures, along with a process of debt transfer from the BCRA to the National Treasury. This included the repurchase by the BCRA of a large portion of the put options on public securities held by financial institutions.

In this context, on December 10, 2023, the new Argentine administration took office, and issued a series of emergency measures. Some of the main goals entail, among other relevant issues, softening economic regulations, reducing the fiscal deficit mainly through a decrease in expenditure, including lowering different types of subsidies. Similarly, starting in December 2023, there was a significant acceleration in the inflation rate (resulting in YoY inflation exceeding 200% as of September 30, 2024), which experienced a notable reduction in the last quarter (12.13% in the quarter ended on that date).

The comprehensive program pursued by the new Administration includes economic, legal, foreign relations, infrastructure and other reforms. On December 20, 2023, Emergency Decree No. 70/2023 was issued establishing a significant number of reforms regarding which different players filed constitutional protection actions in Court in order to stop them from being implemented. In addition, on July 8, 2024, Law 27,742, as enacted by the Federal Executive through Executive Decree No. 592/2024, was published on the Official Gazette, which law includes issues such as delegated powers to the Federal Executive, and tax, labor, and social security reforms, among others, is under discussion. As of the date of these financial statements, the referred law is pending regulation.

In addition, the domestic and international macroeconomic context gives rise to a certain degree of uncertainty regarding the future as regards its global economic recovery.

In view of the above, the Entity's Management permanently monitors the evolution of the abovementioned situations in the international and local markets, in order to determine the possible actions to be taken and identify possible impacts on its equity and financial position, which may require disclosure in the financial statements of future periods.

2. Basis for the preparation of these financial statements and applicable accounting standards

2.1. Presentation basis

2.1.1. Applicable Accounting Standards

These consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affects the preparation of these consolidated condensed interim financial statements:

–	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of September 30, 2024 and December 31, 2023, its shareholders’ equity would have been reduced by 8,719,993 and 18,869,728, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7899. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. on November 20, 2024.

2.1.2. Figures stated in thousands of pesos

These consolidated condensed interim financial statements expose figures stated in thousands of Argentine pesos in terms of purchasing power as of September 30, 2024 and are rounded to the nearest amount in thousands of pesos.

The Entity and its subsidiaries consider the Argentine peso as their functional and presentation currency.

2.1.3. Presentation of Statement of Financial Position

The Entity presents its Statement of Financial Position in order of liquidity, according to the model set forth in Communication “A” 6324 of the BCRA.

Financial assets and financial liabilities are generally reported in gross figures in the Statement of Financial Position. They are offset and reported on a net basis only if there is a legal and unconditional right to offset them and Management has the intention to settle them on a net basis or to realize assets and settle liabilities simultaneously.

These consolidated condensed interim financial statements were prepared on the basis of historical amounts, except for certain species which were valued at Fair value through Other Comprehensive Income (OCI) or at Fair Value through Profit or Loss. In addition, in the case of derivatives, both assets and liabilities were valued at Fair Value through profit or loss.

2.1.4. Comparative information

The consolidated statement of financial position as of September 30, 2024 is comparatively presented with the year-end, while the statements of income and other comprehensive income for the three and nine-month periods ended September 30, 2024, and the statements of changes in shareholders' equity, and cash flows for the nine-month period then ended, are comparatively presented with the balances of the same period of the previous year.

The figures of comparative information have been restated in order to consider the changes in the general purchasing power of the currency and, as a result, are stated in the measuring unit current as of the end of the reporting period (see “Measuring unit” below).

2.1.5. Measuring Unit

These consolidated condensed interim financial statements as of September 30, 2024 have been restated to be expressed in the purchasing power currency as of that date, as set forth in IAS 29 “Financial Reporting in Hyperinflationary Economies” and considering, in addition, the particular rules issued by the BCRA in Communications “A” 6651, 6849, as amended and supplemented, which established that such method should be applied to financial statements for fiscal years starting on, and after January 1, 2020 and defined December 31, 2018 as transition date.

IFRS requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in constant currency. In order to achieve uniformity in the identification of such an economic environment, IAS 29 establishes (i) certain non-exclusive qualitative indicators consisting of analyzing the behavior of the population, prices, interest rates and salaries in view of the evolution of price indexes and the loss of purchasing power of the currency, and (ii) as a quantitative characteristic, which is the condition most commonly considered in practice, to verify whether the cumulative inflation rate in three years approaches or exceeds 100%. Due to several macroeconomic factors, three-year inflation was above this figure, while the national government's targets and other available projections indicate that this trend will not be reversed in the short term.

Such restatement should be made as if the economy has always been hyperinflationary, using a general price index that reflects the changes in the purchasing power of currency. In order to make such restatements, a series of indexes prepared and published on a monthly basis by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), which combines the consumer price index (CPI) as from January 2017 (base month: December 2016) with the domestic wholesale price index (IPIM, as per its Spanish acronym) published by INDEC until such date, computing for November and December 2015, for which the INDEC did not published any information on the variation of the IPIIM, the variation of the CPI in the City of Buenos Aires.

Considering the index referred to above, inflation for the nine-month periods ended September 30, 2024 and 2023 was 101.58% and 103.15%, respectively, and for the fiscal year ended December 31, 2023, was 211.41%.

Below is a description of the main impacts of applying IAS 29 and the restatement process of financial statements set forth by Communication “A” 6849, as supplemented, of the BCRA:

a)	Description of the main aspects of the restatement process of the statement of financial position:

i.	Monetary items (those with a fixed nominal value in local currency) are not restated, as they are already expressed in the measuring unit current as of the end of the reporting period. In an inflationary period, holding monetary assets generates a loss of purchasing power and holding monetary liabilities generates a gain in purchasing power, provided that such items are not subject to an adjustment mechanism that may offset these effects to some extent. Net monetary gain or loss is included in income/loss for the reporting period.
ii.	Assets and liabilities subject to adjustments pursuant to specific agreements are adjusted according to such agreements.
iii.	Non-monetary items measured at their current values at the end of the reporting period are not restated for their presentation in the statement of financial position, but the adjustment process must be completed in order to determine in terms of constant measuring unit, the gain or loss generated for holding those non-monetary items.
iv.	Non-monetary items measured at historical cost or at a value current as of a date prior to the end of the reporting period are restated at indexes that reflect the variation occurred in the general price index as from the date of acquisition or restatement until the closing date, and then the restated amounts of said assets are compared with the relevant recoverable values. Charges to income or loss for the period of depreciation of property and equipment and amortization of intangible assets, as well as any other consumption of non-monetary assets are determined based on the new restated amounts.
v.	The restatement of non-monetary assets in terms of a measuring unit current at the end of the reporting period without an equivalent adjustment for tax purposes results in a taxable temporary difference and the recognition of deferred tax liabilities, whose balancing entry is recognized in income or loss for the period.

b)	Description of the main aspects of the restatement process of the statements of income and other comprehensive income:

i.	Expenses and income are restated as from the date of their booking, except those income or loss items that reflect or include in their determination the consumption of assets in purchasing power currency of a date prior to the booking of the consumption, which are restated taking as basis the date of origination of the asset with which the item is related; and also except for income or loss arising from comparing two measurements expressed in purchasing power currency of different dates, for which it is necessary to identify the amounts compared, restate them separately, and make the comparison again, but with the amounts already restated.
ii.	Gain or loss on net monetary position will be classified according to the item that originated it, and is presented in a separate line reflecting the effect of inflation on monetary items.

c)	Description of the main aspects of the restatement process of the statement of changes in shareholders’ equity:

i.	As of the transition date (December 31, 2018), the Entity has applied the following procedures:
a)	Equity items, except those stated below, are restated as from the date on which they were subscribed for or paid-in, as set forth in Communication “A” 6849 for each particular item.
b)	Reserves, including the reserve for first time application of IFRS, were maintained at their nominal value as of the transition date (non-restated legal amount).
c)	Restated retained earnings are determined according to the difference between restated net assets as of the transition date and the rest of the components of initial equity restated as described above.
d)	Balances of other accumulated comprehensive income were restated as of the transition date.

ii.	After the restatement as of the transition date stated in (i) above, all the shareholders’ equity components are restated by applying the general price index from the beginning of the fiscal year and each variation of those components is restated from the date of contribution or from the moment such variation occurred by other means, restating the balances of other accumulated comprehensive income according to the items that give rise to it. Under BCRA requirements, the restatement of share capital and additional paid-in capital is disclosed under “Capital adjustments” account.

d)	Description of the main aspects of the restatement process of the statement of cash flows:

i.	All items are restated in terms of the measuring unit current as of the end of the reporting period.
ii.	Monetary gain or loss on the components of cash and cash equivalents are disclosed in the statement of cash flows after operating, investing and financing activities, in a separate line and independent from them, under “Gain/loss on net monetary position of cash and cash equivalents”.

2.2. Basis of consolidation

The consolidated condensed interim financial statements comprise the Entity’s and its subsidiaries’ financial statements (the “Group”) as of September 30, 2024 and December 31, 2023.

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity when it is exposed to, or has rights to, variable returns from its continued involvement with the entity and has the ability to manage the operating and financial policies of that entity, in order to affect those returns.

This is generally observed in the case of an ownership interest representing more than 50% of its shares entitled to vote.

However, under particular circumstances, the Entity may exercise control with an ownership interest below 50% or may not exercise control even with an ownership interest above 50% in the shares of an investee.

When assessing if an Entity has power over an investee and therefore, whether it controls the variability of its yields, the Entity considers all the relevant events and circumstances, including:

–	The purpose and design of the investee.
–	The relevant activities, the decision-making process on these activities and whether the Entity and its subsidiaries can manage those activities.
–	Contractual agreements such as call options, put options and settlement rights.
–	If the Entity and its subsidiaries are exposed to, or entitled to, variable yields arising from their interest in the investee, and are empowered to affect their variability.

Subsidiaries are fully consolidated as from the date on which effective control thereof is transferred to the Entity and they are no longer consolidated as from the date on which such control ceases. These consolidated condensed interim financial statements include the Entity’s and its subsidiaries’ assets, liabilities, profit or loss and each component of other comprehensive income. Transactions among consolidated entities are fully eliminated.

Any change in the ownership interest in a subsidiary, without loss of control, is booked as an equity transaction. Conversely, if the Entity loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other equity components, while any resulting gain or loss is recognized in profit or loss, and any retained investment is recognized at fair value at the date of loss of control.

The financial statements of subsidiaries have been prepared as of the same date and for the same accounting periods as those of the Entity, using the related accounting policies consistently with those applied by the Entity. If necessary, the relevant adjustments are made to the financial statements of subsidiaries so that the accounting policies used by the Group are uniform.

Besides, non-controlling interests represent the portion of income or loss and shareholders’ equity that does not belong, either directly or indirectly, to the Entity. Non-controlling interests are exposed in these financial statements in a separate line in the Statements of Financial Position, of Income, Other Comprehensive Income and Changes in Shareholders’ Equity.

As of September 30, 2024 and December 31, 2023, the Entity has consolidated its financial statements with the financial statements of the following companies:

Subsidiaries	Registered Office	Province	Country	Main Business Activity
Volkswagen Financial Services Cía. Financiera S.A.	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Financing
PSA Finance Arg. Cía. Financiera S.A.	Carlos María Della Paolera 265, 22nd Floor	City of Buenos Aires	Argentina	Financing
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (1)	Av. Córdoba 111, 22nd Floor	City of Buenos Aires	Argentina	Retirement and Pension Fund Manager
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Av. Córdoba 111, 30th Floor	City of Buenos Aires	Argentina	Mutual Funds Manager

(1)	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) “Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)”: a corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single pay-as-you go system named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension fund managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009.

On December 7, 2010, Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) filed a lawsuit for damages against the Argentine government under case No. 40.437/2010. The lawsuit was ratified by BBVA Banco Francés in its capacity as the Company’s majority shareholder. On July 1, 2021, a decision rejecting the claim was issued. On August 9, 2022, Room I of the Federal Court of Appeals in Contentious and Administrative Matters ratified the trial court decision. On August 25, 2022, a federal extraordinary appeal was filed against the abovementioned resolution, which was partially accepted in regard to the federal issue at stake and rejected the request concerning the grounds of arbitrariness through the court decision dated September 15, 2022. Considering the partial rejection, an appeal was filed with the Argentine Supreme Court of Justice on September 21, 2022. As of the date of issuance of the accompanying financial statements, neither the outcome of the legal process referred to nor the final assessment of the case by the Argentine Supreme Court of Justice can be estimated. Moreover, in the hypothetical case that there was an unfavorable outcome and legal costs were to be paid by Consolidar AFJP S.A. (in liquidation) and that its equity was not sufficient to do so, the Bank would bear such costs, reserving its right to claim that the portion related to the remaining shareholder be reimbursed.

As of September 30, 2024 and December 31, 2023, the Entity’s interest in consolidated companies is as follows:

Subsidiaries	Shares		Interest held by the Company		Non-controlling interest
	Type	Number	Total share capital	Votes	Total share capital	Votes
Volkswagen Financial Services Cía. Financiera S.A.	Common	897,000,000	51.00%	51.00%	49.00%	49.00%
PSA Finance Arg. Cía. Financiera S.A. (1)	Common	52,178	50.00%	50.00%	50.00%	50.00%
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) (2)	Common	235,738,503	53.89%	53.89%	46.11%	46.11%
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Common	242,524	100.00%	100.00%	- %	- %

(1) According to the Shareholders' Agreement, the Bank controls the entity because it is exposed to, or entitled to, variable yields due to its continued involvement in the entity and has the capacity to manage the activities relevant to affect those returns, such as financial and risk management activities, among others.

(2) On November 28, 2023, a contribution in cash was made for 120,000 (303,497 in restated values). The Entity subscribed 64,667 (163,552 in restated values) and BBVA subscribed 55,333 (139,945 in restated values).

The Entity’s and its subsidiaries’ total assets, liabilities and equity as of September 30, 2024 and December 31, 2023, are as follows:

Entity	Balances as of 09/30/2024
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Income / (loss) attributable to owners of the Parent	Income / (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	210,295,086	159,463,456	25,924,129	24,907,501	2,641,122	2,537,553
PSA Finance Arg. Cía. Financiera S.A.	129,410,175	106,704,769	11,352,703	11,352,703	(1,610,523)	(1,610,523)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	382,973	72,474	167,328	143,171	(131,561)	(112,567)
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	25,844,678	4,370,428	21,474,250	-	11,405,102	-
Banco BBVA Argentina S.A.	12,340,472,561	9,986,480,671	2,353,991,890	-	270,384,184	-
Withdrawals	(153,874,037)	(94,955,627)	(58,918,410)	-	(12,304,140)	-
Consolidated	12,552,531,436	10,162,136,171	2,353,991,890	36,403,375	270,384,184	814,463

Entity	Balances as of 12/31/2023
	Assets	Liabilities	Equity attributable to owners of the Parent	Equity attributable to non-controlling interests	Income / (loss) attributable to owners of the Parent	Income / (loss) attributable to non-controlling interests
Volkswagen Financial Services Cía. Financiera S.A.	142,420,637	96,767,682	23,283,011	22,369,944	1,626,175	1,562,412
PSA Finance Arg. Cía. Financiera S.A.	92,977,806	65,788,732	13,594,537	13,594,537	(803,032)	(803,029)
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	603,295	48,665	298,888	255,742	48,345	41,365
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	27,755,356	4,787,313	22,968,043	-	15,194,593	-
Banco BBVA Argentina S.A.	12,215,647,840	9,381,086,848	2,834,560,992	-	331,684,066	-
Withdrawals	(133,598,227)	(73,453,748)	(60,144,479)	-	(16,066,081)	-
Consolidated	12,345,806,707	9,475,025,492	2,834,560,992	36,220,223	331,684,066	800,748

The Board of Directors of Banco BBVA Argentina S.A. considers that there are no other companies or structured entities that should be included in the consolidated condensed interim financial statements as of September 30, 2024.

Trusts

The Group acts as a trustee for financial, management and guarantee trusts (see Note 50). Upon determining if the Group controls the trusts, the Group has analyzed the existence of control, under the terms of IFRS 10.

Consequently, how power is configured on the relevant activities of the vehicle, the impact of changes in returns over those Structured Entities on the Group, and the relation of both have been evaluated on a case-by-case basis. In all cases, it has been concluded that the Group acts as an agent and therefore does not consolidate those trusts.

Mutual funds

The Group acts as fund manager in various mutual funds (see Note 51). To determine whether the Group controls a mutual fund, the aggregate economic interest of the Group in such mutual fund (comprising any carried interests and expected management fees) is usually assessed, and it is considered that investors have no right to remove the fund manager without cause. The Group has concluded that it has no control over any of these mutual funds.

2.3. Summary of significant accounting policies

These consolidated condensed interim financial statements as of September 30, 2024 have been prepared in accordance with the financial reporting framework set forth by the BCRA mentioned in Note 2.1.1 “Applied accounting policies”, which in particular for consolidated condensed interim financial statements is based on IAS 34 “Interim Financial Reporting”.

In preparing these consolidated condensed interim financial statements, in addition to what is explained in Notes 2.1.5 “Measuring Unit" and 2.5 "Regulatory changes made this year", the Entity has consistently applied the basis of presentation and consolidation, significant accounting policies and judgments, estimates and accounting assumptions described in the consolidated financial statements for the fiscal year ended December 31, 2023, already issued, except as indicated in Note 2.1.1.

These consolidated condensed interim financial statements include all the information necessary for an appropriate understanding by the users thereof, of the basis for preparation and presentation used, as well as the relevant events and transactions occurred after the issuance of the latest annual consolidated financial statements for the fiscal year ended December 31, 2023. However, these consolidated condensed interim financial statements do not include all the information or all the disclosures required for annual consolidated financial statements prepared in accordance with IAS 1 “Presentation of Financial Statements”. Therefore, these consolidated condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the fiscal year ended December 31, 2023, already issued.

2.3.1. Going concern

Bank Management assessed its capacity to continue as a going concern and concluded that it has the resources to continue in the business in the near future. Management is not aware of any material uncertainty that could compromise the Bank’s capacity to continue as a going concern. Therefore, these consolidated financial statements were prepared on a going concern basis.

2.4. Accounting judgments, estimates and assumptions

The preparation of these consolidated condensed financial statements in accordance with IFRS requires the preparation and consideration, by the Entity’s and its subsidiaries’ Management, of significant accounting judgments, estimates and assumptions that impact in the reported balances of assets and liabilities, income and expenses, as well as in the determination and disclosure of contingent assets and liabilities as of the end of the reporting period.

The entries made are based on the best estimate of the probability of occurrence of different future events. In this sense, the uncertainties associated with the estimates and assumptions adopted may result in the future in final results that would differ from such estimates and require significant adjustments to the reported balances of the assets and liabilities affected. Accounting judgments, estimates and assumptions are reviewed on an ongoing basis and their effect is recognized prospectively.

The most significant accounting judgments, estimates and assumptions included in these financial statements were the same as those described in Notes 2.4.1, 2.4.2 and 2.4.3 to the consolidated financial statements as of December 31, 2023, already issued.

2.5. Regulatory changes introduced during this fiscal year

In the fiscal year beginning January 1, 2024, the following amendments to IFRS became effective, which have not had a significant impact on these consolidated condensed interim financial statements taken as a whole:

Amendments to IAS 1: Classification of current and noncurrent liabilities with covenants

In January 2020 and October 2022, the IASB issued amendments to IAS 1 Presentation of Financial Statements specifying the requirements to classify liabilities as current or non-current. The amendments clarify: (i) what it mean by a right to defer settlement; (ii) That a right to defer must exist at the end of the reporting period; (iii) that such classification is unaffected by the likelihood that an entity will exercise its right to defer; (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability do not affect its classification; and (v) disclosures.

The IASB decided that if an entity's right to defer payment of a liability is subject to an entity’s compliance with the required covenants only at a date subsequent to the reporting period ("future covenants"), the entity has the right to defer payment of the liability even if the entity had not been compliant at the end of the reporting period.

The amendments also clarify that the requirement of the right to exist at the end of the reporting period applies to covenants that the entity must comply with at the reporting date or earlier, regardless of whether compliance is evidenced at that date or at a later date.

Amendment to IFRS 16 – Lease liability in a sale and leaseback:

In September 2022, the IASB issued amendments to IFRS 16, specifically on the requirements that a lessee-seller uses to measure the lease liability arising in a sale and leaseback transaction, to ensure that the lessee-seller does not recognize any amount of gain or loss that relates to the right-of-use. The application of these requirements will not prevent the lessee-seller from recognizing, in profit or loss, any gain or loss related to the partial or total termination of a lease. The amendment does not prescribe specific measurement requirements for lease liabilities arising from a subsequent lease. The initial measurement of lease liabilities arising from a subsequent lease may result in the seller-lessee determining 'lease payments' that are different from the general definition of lease payments. The seller-lessee should develop and apply an accounting policy that results in information that is relevant and reliable in accordance with IAS 8.

Amendments to IAS 7 and IFRS 7 - Disclosures: Supplier Finance Arrangements

In May 2023, the IASB issued amendments to IAS 7 “Statement of Cash Flows” and IFRS 7 “Financial Instruments: Disclosures”, which specify the information requirements to be disclosed to enhance the current requirements, the purpose of which is helping financial statement users to understand the effects of supplier finance agreements on the entity’s liabilities, cash flows and exposure to liquidity risk.

These amendments require an entity to provide information about the impact of supplier finance arrangements on liabilities and cash flows, including the terms and conditions of those arrangements, the quantitative information on liabilities related to those arrangements at the beginning and end of the reporting period and the type and effect of non-cash changes in the carrying amounts of those arrangements. The information on those arrangements is required to be aggregated unless the individual arrangements have dissimilar or unique terms and conditions. In the context of the quantitative liquidity risk disclosures required by IFRS 7, supplier finance arrangements are included as an example of other factors that might be relevant to disclose.

2.6. New pronouncements

Pursuant to Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by the Argentine Federation of Professional Councils of Economic Sciences (FACPCE) by means of Notices of Adoption, the BCRA shall issue a statement announcing its approval for financial institutions. In general, the early application of any IFRS is not permitted, unless specifically permitted at the time of adoption.

The standards and interpretations applicable to the Entity, issued but ineffective as of the date of these consolidated condensed interim financial statements are disclosed below. The Entity will adopt these standards, if applicable, when they are effective:

Amendments to IAS 21 - Lack of exchangeability

In August 2023, the IASB issued amendments to IAS 21 relating to the “Lack of exchangeability”. The amendment to IAS 21 specifies how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when interchangeability is lacking. A currency is considered to be exchangeable for another currency when an entity is able to obtain the other currency without undue delay and through markets or exchange mechanisms that create enforceable rights and obligations. If a currency is not exchangeable for another currency, an entity is required to estimate the spot exchange rate at the measurement date. An entity's purpose in estimating the spot rate is to reflect the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions. The amendments state that an entity may use an unadjusted observable exchange rate or other estimation technique.

When an entity estimates a spot exchange rate because a currency is not exchangeable for another currency, it should disclose information that enables users of the financial statements to understand how the fact of that currency not being interchangeable affects, the entity's performance, financial position and cash flows. These amendments will be effective from January 1, 2025. The Entity is evaluating the effects that this amendment would have on the Financial Statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosures in Financial Statements”, addressing the disclosure format for profit or loss in the financial statements, the performance measures defined by management and the aggregation/breakdown of information in disclosures. This regulation will replace IAS 1 and is effective as from January 1, 2027. The Bank is assessing the effects that this regulation would have on the financial statements.

Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments, which:

  Clarify that a financial liability is derecognized on the “settlement date,” that is, when the related obligation is fulfilled, canceled, expires, or the liability otherwise qualifies for derecognition. It also introduces an accounting policy option to derecognize financial liabilities settled through an electronic payment system before the settlement date if certain conditions are met.

  Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social, and governance (ESG) and other similar contingent characteristics.

  Clarify the treatment of non-recourse assets and contractually linked instruments.

•	Require additional disclosures for financial assets and liabilities with contractual terms that make reference to a contingent event (including those linked to ESG) and equity instruments classified at fair value through other comprehensive income.

These amendments will become effective on January 1, 2026. The Entity is currently evaluating the effects these amendments may have on the financial statements.

2.7. Transcription to the books

As of the date of these consolidated condensed interim financial statements, they are in the process of being transcribed to the Book of Balance Sheets for Publication and result. In addition, the accounting entries are in the process of being transcribed to the relevant books and records, in accordance with applicable laws in force.

3. Cash and deposits in banks

The breakdown in the Consolidated Condensed Statement of Financial Position and the balance of cash and cash equivalents calculated for the purposes of the preparation of the Consolidated Condensed Statement of Cash Flows is as follows:

	09.30.24	12.31.23

Cash	2,007,702,040	1,466,035,608
B.C.R.A. - Current account	898,535,353	725,395,013
Balances with other local and foreign financial institutions	118,194,379	112,531,402

TOTAL	3,024,431,772	2,303,962,023

The balances of Cash and deposits in banks as of September 30, 2023 and as of December 31, 2022, amounted to 1,478,067,747 and 1,859,924,098, respectively.

4. Debt securities at fair value through profit or loss

Breakdown is as follows:

	09.30.24	12.31.23

Government securities	82,902,993	451,404,000
Private securities – Corporate bonds	-	4,334,583

TOTAL	82,902,993	455,738,583

A breakdown of this information is provided in Exhibit A.

5. Derivative instruments

In the ordinary course of business, the group carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset, interest rates swaps and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Condensed Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Condensed Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	09.30.24	12.31.23

Debit balances linked to foreign currency forwards pending settlement in pesos	8,374,148	17,207,311
Debit balances linked to interest rate swaps (floating rate for fixed rate)	368,475	-
Income from put options taken (1)	-	2,954,551

TOTAL	8,742,623	20,161,862
(1)	On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA (Central Bank of Argentina) and existing in the Bank’s portfolio (Communiqués “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.

Liabilities

	09.30.24	12.31.23

Credit balances linked to foreign currency forwards pending settlement in pesos	6,123,772	4,324,337

TOTAL	6,123,772	4,324,337

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	09.30.24	12.31.23

Foreign currency forwards

Foreign currency forward purchases - US$	507,899	169,836
Foreign currency forward sales - US$	475,518	119,093
Foreign currency forward sales - Euros	7,897	5,500

Interest rate swaps

Fixed rate for floating rate (1)	2,044,000	-

Put options

Put options taken (2)	-	142,183,107

(1) Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.

(2) On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA (Central Bank of Argentina) and existing in the Bank’s portfolio (Communiqués “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.

6. Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	09.30.24	12.31.23

Amounts receivable for reverse repurchase transactions of BCRA Notes/Liquidity Bills with the BCRA (1)	-	2,423,845,719

TOTAL	-	2,423,845,719

(1)	As of December 31, 2023, repurchase transactions involving BCRA Notes/Liquidity Bills fall due on January 2, 2024.

Repo transactions and surety bonds

As of September 30, 2024, and December 31, 2023, the Entity has no recorded repo transactions or surety bonds.

7. Other financial assets

Breakdown is as follows:

	09.30.24	12.31.23
Measured at amortized cost

Other receivables	92,470,581	99,566,189
Non-financial debtors from spot transactions pending settlement	48,114,284	1,762,991
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	39,902,037	81,588,755
Financial debtors from spot transactions pending settlement	33,971,852	1,858,369
Other	579,027	256,195

	215,037,781	185,032,499

Measured at fair value through profit or loss

Mutual funds	528,811	1,495,347

	528,811	1,495,347

Allowance for loan losses (Exhibit R)	(1,773,990)	(2,860,312)

TOTAL	213,792,602	183,667,534

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

8. Loans and other financing

The Group holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Group measures loans and other financing at amortized cost. Breakdown is as follows:

	09.30.24	12.31.23

Credit cards	1,515,424,822	1,416,419,526
Unsecured instruments	830,480,432	641,164,720
Consumer loans	583,093,748	306,038,957
Loans for the prefinancing and financing of exports	513,457,962	308,822,677
Discounted instruments	512,445,257	292,718,891
Overdrafts	481,009,629	355,821,139
Mortgage loans	179,884,696	160,063,970
Pledge loans	125,329,102	89,371,033
Other financial institutions	43,301,639	33,123,850
Loans to personnel	28,958,223	20,699,404
Receivables from finance leases	19,723,477	25,640,478
Non-financial Government sector	2,024,262	292,711
Instruments purchased	1,213,565	6,078,790
Other financing	699,438,560	417,518,804

	5,535,785,374	4,073,774,950

Allowance for loan losses (Exhibit R)	(103,405,333)	(91,560,963)

TOTAL	5,432,380,041	3,982,213,987

The Group as lessor entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	09.30.24		12.31.23
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term

Up to 1 year	12,213,449	4,888,123	18,123,532	5,240,256
From 1 to 2 years	11,004,736	5,189,853	18,696,454	7,364,425
From 2 to 3 years	8,476,227	5,141,013	13,681,002	6,211,403
From 3 to 4 years	2,795,360	1,848,194	7,380,503	4,424,112
From 4 to 5 years	2,378,669	2,175,237	2,636,659	2,400,282
More than 5 years	638,838	481,057	-	-

TOTAL	37,507,279	19,723,477	60,518,150	25,640,478

Share capital		19,060,417		24,338,571
Accrued interest		663,060		1,301,907

TOTAL		19,723,477		25,640,478

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	09.30.24	12.31.23

Total Exhibits B and C	5,729,807,449	4,306,655,458
Plus:
Loans to personnel	28,958,223	20,699,404
Interest and other items accrued receivable from financial assets with credit value impairment	2,507,276	1,638,376
Less:
Allowance for loan losses (Exhibit R)	(103,405,333)	(91,560,963)
Adjustments for effective interest rate	(40,888,052)	(27,559,007)
Corporate bonds and other private securities	(29,403,929)	(18,931,226)
Loan commitments	(155,195,593)	(208,728,055)

Total loans and other financing	5,432,380,041	3,982,213,987

Note 43.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of September 30, 2024 and December 31, 2023, the Group holds the following loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.24	12.31.23

Secured loans	52,451,827	89,577,267
Liabilities related to foreign trade transactions	45,418,106	77,009,305
Overdrafts and receivables not used	44,186,907	36,638,515
Guarantees granted	13,138,753	5,502,968

TOTAL	155,195,593	208,728,055

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Group's credit risks policy (Note 42.1. Financial instruments risk policies to the consolidated financial statements as of December 31, 2023).

9. Other debt securities

9.1. Financial assets measured at amortized cost

Breakdown is as follows:

	09.30.24	12.31.23

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	151,545,921	99,787,687
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	26,818,411	65,325,874
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	13,896,030	29,777,197

TOTAL	192,260,362	194,890,758

9.2. Financial assets measured at fair value through OCI

Breakdown is as follows:

	09.30.24	12.31.23

Government securities (1)	2,330,573,797	1,051,996,175
Private securities – Corporate bonds	28,731,218	18,059,964
Local BCRA Bills in foreign currency	11,602,455	140,646,842
BCRA Liquidity Bills in pesos	-	121,925,849

TOTAL	2,370,907,470	1,332,628,830

(1)	In March 2023, the Bank launched a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos at discount. Maturity April 28, 2023 (LEDES S28A3)	19,027,714,460
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity May 19, 2023 (LECER X19XY3)	7,000,000,000
Argentine Treasury Bill in pesos at discount. Maturity May 31, 2023 (LEDES S31Y3)	6,840,800,244
Argentine Treasury Bill in pesos at discount. Maturity June 30, 2023 (LEDES S30J3)	5,532,343,136

Securities Received
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER at 3.75%. Maturity April 14, 2024 (T3X4P)	13,237,176,685
Argentine Treasury Bond in pesos adjusted by CER 4%. Maturity October 14, 2024 (T4X4P)	17,649,568,913
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity February 14, 2025 (T2X5P)	13,237,176,685

In June 2023, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity June 16, 2023 (LECER X16J3)	2,159,998,000
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity July 18, 2023 (LECER X18L3)	35,863,500,000
Argentine Treasury Bonds in pesos adjusted by CER 1.45%. Maturity August 13, 2023 (T2X3)	3,622,490,577

Securities Received
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity December 13, 2024 (T5X4P)	71,442,000,014

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA (Central Bank of Argentina) and existing in the Bank’s portfolio (Communiqués “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.

Debt Swap - August 2024

During August 2024, the Bank participated in a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 of the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Type	Nominal values
Treasury Bonds in Pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (BOND T2X5)	4,730,000,000
Treasury Bonds in Pesos adjusted by Cer 4%. Maturity October 14, 2024 (BOND T4X4)	14,420,000,000

Securities Received
Type	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity March 31, 2025 (LT S31M5)	21,939,229,119
Argentine Treasury Bonds in Pesos adjusted by CER. Maturity December 15, 2025 (BOND TZXD5)	56,422,237,648

10. Financial assets pledged as collateral

Breakdown is as follows:

		09.30.24	12.31.23

BCRA - Special guarantee accounts (Note 47.1)	(1)	108,441,372	195,384,266
Deposits as collateral	(2)	69,743,173	56,370,416
Guarantee trust - Government securities at fair value through OCI	(3)	62,882,205	263,257,969
Guarantee trust - USD - Government and Private Securities at fair value through OCI	(4)	28,593	12,391,503

TOTAL		241,095,343	527,404,154

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and surety bond transactions.
(3)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2024 and 2025 (Species T5X4 and T2X5). As of December 31, 2023, the trust was composed of species T2X4, T2X5 and TX26.
(4)	The trust is composed of dollars in cash. As of December 31, 2023, the trust was composed of dollars in cash, Treasury Bonds (TV24D) and Private Securities (LUC4O, PQCOO and PQCHO).

11. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

11.1. Current income tax assets

Breakdown is as follows:

	09.30.24	12.31.23

Advances	45,427,044	323,220
	45,427,044	323,220

11.2. Current income tax liabilities

Breakdown is as follows:

	09.30.24	12.31.23

Income tax provision	11,336,018	394,908,558
Advances	(1,547,888)	(6,843,032)
Collections and withholdings	(539,645)	(694,996)

	9,248,485	387,370,530

11.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		09.30.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	27,737,392	(5,826,381)	-	21,911,011	-
Provisions	71,773,234	(29,742,536)	-	42,030,698	-
Loans and cards commissions	7,277,094	6,352,798	-	13,629,892	-
Organizational expenses and others	(34,164,665)	(7,978,341)	-	-	(42,143,006)
Property and equipment and miscellaneous assets	(84,156,023)	(1,109,201)	-	-	(85,265,224)
Debt securities and investments in equity instruments	(35,040,333)	(177,549,777)	195,528,586	-	(17,061,524)
Tax inflation adjustment	2,570,159	(2,201,283)	-	368,876	-
Tax losses	2,537,225	91,137,575	-	93,674,800	-
Other	105	(53)	-	52	-

Balance	(41,465,812)	(126,917,199)	195,528,586	171,615,329	(144,469,754)

Offsettings				(144,469,754)	144,469,754

Net deferred asset				27,145,575	-

Account		Changes recognized through		As of 12.31.23
	As of 12.31.22	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	31,589,773	(3,852,381)	-	27,737,392	-
Provisions	79,185,131	(7,411,897)	-	71,773,234	-
Loans and cards commissions	7,664,832	(387,738)	-	7,277,094	-
Organizational expenses and others	(30,590,461)	(3,574,204)	-	-	(34,164,665)
Property and equipment and miscellaneous assets	(81,679,316)	(2,476,707)	-	-	(84,156,023)
Debt securities and investments in equity instruments	(59,769,534)	229,191,528	(204,462,327)	-	(35,040,333)
Tax inflation adjustment	16,108,078	(13,537,919)	-	2,570,159	-
Other	5,028,580	(2,491,355)	-	2,537,225	-
Tax losses	270	(165)	-	105	-

Balance	(32,462,647)	195,459,162	(204,462,327)	111,895,209	(153,361,021)

Offsettings				(106,158,610)	106,158,610

Balance				5,736,599	(47,202,411)

In the consolidated financial statements, the (current and deferred) income tax assets of a Group entity will not be offset with the (current and deferred) income tax liabilities of another Group entity because they are related to income tax amounts borne by different taxpayers and also because they do not have legal rights before tax authorities to pay or receive any amounts to settle the net position.

11.4. Income tax

Below are the main components of the income tax expense:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Current income tax expense	(14,036,357)	(2,952,529)	32,852,547	(77,768,859)
Income / (loss) from deferred income tax	(10,631,446)	(126,917,199)	(49,431,327)	(49,639,507)

Income tax recognized through profit or loss	(24,667,803)	(129,869,728)	(16,578,780)	(127,408,366)

Income tax recognized through OCI	9,575,236	195,528,586	20,510,053	3,977,319

Total income tax	(15,092,567)	65,658,858	3,931,273	(123,431,047)

The Group's effective tax rate calculated on the income tax recognized in the income statement for the period ended September 30, 2024 and 2023 was 32% and 35%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

11.5. Inflation adjustment for tax purposes

Law No. 27,430 of Tax Reform, as amended by Laws 27,468 and 27,541, sets forth the following as regards the inflation adjustment for tax purposes, effective for fiscal years started on or after January 1, 2018:

i.	Such adjustment will be applicable in the fiscal year in which the percentage variation of the general consumer price index at national level (CPI) exceeds 100% in the thirty-six months prior to the closing of the fiscal year being settled;

ii.	Regarding the first, second and third fiscal years as from January 1, 2018, the procedure will be applicable in the event that the variation of such index, calculated from the beginning and until the closing of each of those fiscal years, exceeds 55%, 30% and 15% for the first, second and third year of application, respectively;

iii.	The effect of the positive or negative tax inflation adjustment, as the case may be, related to the first, second and third fiscal years beginning on January 1, 2018, is allocated one-third in that fiscal year and the remaining two-thirds, equally, in the two subsequent fiscal years;

iv.	The effect of the positive or negative inflation adjustment corresponding to the first and second tax years starting on or after January 1, 2019, one-sixth must be imputed to the tax year in which the adjustment is determined and the remaining five-sixths in the immediately following tax periods; and

v.	For tax years beginning on or after January 1, 2021, 100% of the adjustment may be deducted in the year in which it is determined.

As of September 30, 2024, the parameters established by the income tax law to apply the inflation adjustment for tax purposes are met and the effects arising from the application of such adjustment as provided by law have been included when booking current and deferred income tax.

11.6. Income tax corporate rate:

Law No. 27,630, enacted on June 16, 2021 through Decree No. 387/2021, set forth for fiscal years starting on or after January 1, 2021, a tax rate scale scheme of 25%, 30% and 35% to be progressively applied according to the level of taxable net income accumulated as of each fiscal year end. In these financial statements, the Entity and its subsidiaries have determined current income tax using the tax rate applicable to the total expected income for the year, while deferred income tax balances were measured using the progressive tax rate that is expected to be in effect when the temporary differences are reversed.

11.7. Other tax matters

- Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018.

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity’s Board of Directors approved the filing of actions for declaratory judgment of unconstitutionality of section 39 of Law No. 24,073, section 4 of Law No. 25,561, section 5 of Decree No. 214/02 issued by the Argentine Executive, Law No. 27,468 and any other regulation whereby the inflation adjustment mechanism provided for under Law No. 20,628, as amended, is considered not applicable due to the confiscatory effect in the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for those fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure on nominal values was an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800 (in nominal values), for fiscal year ended December 31, 2017, in the amount of 1,021,519 (in nominal values), and for fiscal year ended December 31, 2018, in the amount of 3,239,760 (in nominal values).

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the Entity's authorities or the Entity's right regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not contemplated by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision, pursuant to the accounting standards prescribed by the regulator for this case.

On June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal year 2016 is not applicable to the instant case.

The appeals filed against the judgment were granted on August 6, 2020, and the case was submitted to the Appellate Court for consideration. On December 9, 2020, the Federal Appellate Court on Administrative Matters (Courtroom II) dismissed the appeals, thus confirming the judgment rendered by the court of original jurisdiction. The tax authority Administración Federal de Ingresos Públicos (“AFIP” or the “Tax Authority” or the “National Tax Authority”) filed an extraordinary appeal against the judgment, but then withdrew it through a motion filed on February 1, 2021.

In addition, the Bank reversed the provision set up for fiscal year 2016 at the request of the BCRA, recognizing a benefit in the first quarter of 2021 in the amount of 1,185,800 in nominal values (19,376,324 in values restated as of September 30, 2024).

On June 14, 2021, the Court of First Instance rendered judgment in respect of the action for declaratory judgment of unconstitutionality for fiscal year 2017 in favor of the Bank’s position. After appealing the judgment to the Appellate Court, the Bank filed the basis for the appeal but on September 3, 2021 the tax authority filed a brief withdrawing the appeal filed. Although the Appellate Court did not accept the withdrawal because the documentation submitted did not fulfill the necessary conditions, since no basis for the appeal was finally filed, we understand that the appeal will be declared void.

On September 30, 2021, the Court determined that the proceedings were set for the agreement to be entered. On November 2, 2021, AFIP filed a motion ratifying the withdrawal of the appeal filed with respect to the merits of the case. On November 3, 2021 the Court ordered to proceed with the case for an agreement to be entered. Finally, on May 10, 2022, the Appellate Court considered that AFIP had withdrawn its appeal with respect to the judgment on the merits.

On June 25, 2021, the Bank notified the BCRA about the reversal of the provision set up pursuant to Memorandum No. 6/2017 issued by the BCRA concerning the income tax reassessment due to the inflation adjustment for tax purposes for fiscal years 2017 and 2018 for a total amount of 4,261,279 in nominal values (62,756,955 in values restated as of September 30, 2024), since, based on the assessment made and on its legal and tax advisors’ opinion, the Entity believes that it is more probable than not that it will obtain a favorable final judgment in respect of these fiscal years. The Entity notified the BCRA of the criteria adopted, to which the BCRA gave its consent.

On October 5, 2022, the Federal Contentious Administrative Trial Court No. 2 issued a favorable decision on the unconstitutionality action filed with respect to the regulations banning the application of title VI of the adjustment for inflation in the 2018 income tax return. After appealing the judgment, on November 17, 2022, we filed a brief stating grievances in connection with legal costs, and on November 27, 2022, AFIP filed its brief.

On July 11, 2023, the decision issued by Room I of the Federal Court of Appeals in Contentious and Administrative Matters confirming the trial court decision in favor of the Bank was notified. On August 8, 2023, AFIP filed an extraordinary appeal, which was partially granted.

On September 19, 2023, the Court of Appeals partially accepted the extraordinary appeal submitted to the Argentine Supreme Court of Justice. On September 24, 2024, the Argentine Supreme Court of Justice rendered judgment pursuant to which the extraordinary appeal filed by the AFIP (National Tax Authority) was dismissed.

Based on the foregoing, as of September 30, 2024, the Entity has no liabilities for the items referred to above.

- Inflation adjustment for tax purposes. Fiscal year 2019

As concerns fiscal year 2019, the Entity assessed its income tax liability applying the inflation adjustment for tax purposes according to the terms of the Public Emergency Law, which maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years. Such deferral has been recognized as a deferred tax asset.

On August 21, 2020, the Bank filed a request for refund at the administrative stage pursuant to the provisions of the first paragraph of section 81 of Law No. 11,683 (as compiled in 1998 and as amended) to recover the amount of 4,528,453 (in nominal values).

Upon no response from the tax authorities, on June 17, 2021 the Entity filed a motion for expedited proceedings and on November 18, 2021 a legal action was filed before National Court on Federal Administrative Matters No. 10 (Court Clerk’s Office No. 24).

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not record assets in relation to contingent assets derived from the action filed.

- Inflation adjustment for tax purposes. Fiscal year 2020

In relation to fiscal year 2020, the Entity determined the income tax as of December 31, 2020 by applying the inflation adjustment for tax purposes in accordance with the provisions of the Public Emergency Law.

On May 26, 2021, and based on related case law, the Entity’s Board of Directors approved the filing of an action against the AFIP for declaratory judgment of unconstitutionality of section 194 of the Income Tax Law (as compiled in 2019) and/or of such rules that prohibit the full application of the inflation adjustment for tax purposes, on the grounds that they would lead to the assessment of a confiscatory income tax liability for fiscal year 2020; therefore allowing the full application of the mechanism set forth in section 106, paragraphs a) through e), Title VI of the Income Tax Law in that fiscal year.

Consequently, as of December 31, 2021, the Entity accounted for an adjustment in nominal values to the income tax liability assessed for the fiscal year ended December 31, 2020 in the amount of 5,817,000 (104,803,855 in restated values), with the ensuing impact on deferred tax assets by 5,033,000 (decrease) (92,893,981 in restated values) and on the income tax expense of 784,000 (11,909,881 in restated values).

On August 15, 2023, a trial court decision sustaining the claim filed by the Bank was issued. On August 22, 2023, the Bank appealed the decision by which the Bank should bear the costs and requested that they be borne by the losing party. On August 23, 2023, the AFIP appeals the subject matter of the case requesting that the decision be revoked.

On July 1, 2024, the Appellate Court rejected AFIP’s claims regarding the substance of the case and also resolved to impose legal costs according to each party to the case in both instances. The AFIP filed an extraordinary appeal against the decision in favor of the Bank.

- Inflation adjustment for tax purposes. Fiscal year 2021

On June 30, 2022, the Bank filed a prior administrative claim before the AFIP in order to obtain the recognition of the corrective tax return in less filed on June 30, 2022 with respect to the Income Tax for the 2021 tax year for 309,000 (in nominal values), on the grounds that the partial application of the correction mechanisms of the inflation adjustment under the provisions of Section 93 of the Income Tax Law is unconstitutional, since it affects the principle of reasonableness, equality, contributive capacity and confiscatory nature.

On June 6, 2023, a prompt resolution was requested. In view of the AFIP's silence, on September 20, 2023, a claim was filed before the Federal Court on Contentious Administrative Matters No. 1, Clerks’ Office No. 1.

- Inflation adjustment for tax purposes. Fiscal year 2022

On June 2, 2023, the Bank filed an unconstitutionality action against the AFIP to obtain a ruling declaring the unconstitutionality of section 93 of Income Tax Law (as revised in 2019) or other regulations preventing the comprehensive application of the tax adjustment for inflation, as it leads to a confiscatory income tax assessment for 2022 and, consequently, allows for the comprehensive adoption of the cost and amortization adjustment method provided for by sections 62 through 66, 71, 87 and 88 of Income Tax Law.

On June 6, 2023, Court No. 9 forwarded the proceedings to the prosecutor's office to rule on jurisdiction. Once the prosecutor's opinion was submitted on June 8, the Court declared its jurisdiction.

- Tax adjustment for inflation Fiscal 2023

On September 13, 2024, the Bank filed an administrative claim with the AFIP requesting that the amending tax return filed on May 13, 2024, in connection with income tax for the 2023 tax year amounting to 2,491,499 (in nominal terms) be recognized. The claim was grounded on the fact that the partial application of the adjustment for inflation mechanisms under section 93, Income Tax Law, is unconstitutional because it affects the fairness, equality, tax-paying capacity and confiscation principles.

- Requests for refund. Fiscal years 2013, 2014 and 2015

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the inflation adjustment for tax purposes, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002, respectively, in nominal values.

Based on grounds similar to those stated in the first paragraph “Inflation Adjustment for Tax Purposes. Fiscal Years 2016, 2017 and 2018,” on November 19, 2015, an administrative action requesting a refund for fiscal years 2013 and 2014 was filed, and the related judicial action was filed on September 23, 2016 for both fiscal years, given that no answer was received from AFIP.

In turn, on April 4, 2017, a request for refund was filed in relation to the higher amount of tax paid for fiscal year 2015. Likewise, on December 29, 2017, the related judicial action was filed for this fiscal year.

On October 21, 2020, the Entity was notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for refund for fiscal year 2014. AFIP filed an appeal against such judgment before the Appellate Court.

On November 10, 2020, the Court of First Instance rendered judgment sustaining BBVA Argentina's complaint, thereby ordering the tax authorities to refund the amount of 264,257 (nominal values) paid in excess of the income tax liability for fiscal year 2013, plus accrued interest. The National Tax Authority filed an appeal against the judgment. Finally, on May 6, 2021, the Federal Appellate Court on Administrative Matters (Courtroom I) confirmed the appealed judgment on the merits, therefore dismissing the appeal brought by the national tax authorities.

On April 27, 2021, the Appellate Court rendered judgment in favor of the Bank concerning the refund of income tax for fiscal year 2014. In its judgment, the Appellate Court substantially confirmed the judgment rendered by the Court of First Instance on the merits, upholding the confiscatory nature of the tax.

The National Tax Authority brought extraordinary appeals against both judgments, and the Appellate Court has rejected such appeal with respect to the claims of arbitrariness and serious institutional implications.

On June 28, 2022, the Federal Appellate Court on Administrative Matters (Courtroom VII) rendered judgment in favor of the Bank as regards the recovery of the income tax for tax period 2015 and AFIP appealed such judgment.

On July 12, 2023, the Bank was notified of the decision issued by the Argentine Supreme Court of Justice with respect to the 2014 tax period rejecting the extraordinary appeal and the appeal filed by Tax Authorities. Thus, the favorable decisions issued by previous courts recognizing a 647,946 reimbursement (in nominal values) for such period plus the interest calculated in accordance with the weighted average deposit interest rate published by the BCRA, and as from August 1, 2019, and the monthly effective rate published by the AFIP in compliance with Ministry of Finance 598/19, as from August 1, 2019, and until the actual payment is made. The calculation was filed.

On August 7, 2023, we were notified of the decision issued by the Argentine Supreme Court of Justice with respect to the 2013 tax period rejecting the extraordinary appeal and the appeal filed by Tax Authorities, thus rendering the decisions issued by previous court instances final. Those decisions recognized that the Bank should be reimbursed 264,257 (in nominal values) for such period plus interest, and determined that the BCRA weighted average deposit interest rate should be applied until July 31, 2019, and the monthly effective rate published by the AFIP in compliance with Ministry of Finance 598/19, as from August 1, 2019, and until the actual payment is made. The calculation was filed.

As to the 2013 tax period, on December 27, 2023, the AFIP deposited on the bank account in the Bank’s name the amount of 1,037,484 (in nominal terms), comprising 264,257 (in nominal terms) as principal and 773,227 (in nominal terms) as principal and interest.

As a result of the abovementioned favorable decisions by the Argentine Supreme Court of Justice and the collection of one of such cases, the Bank booked a receivable of 2,898,298 restated as of September 30, 2024.

On October 25, 2023, the Appellate Court rendered favorable judgment in the case relating to the request for refund of the Income Tax due to the application of the tax inflation adjustment in 2015, confirming the first instance judgment.

The AFIP and the Entity filed extraordinary appeals.

On October 25, 2024, through Presidential Decree No. 953/2024, the Federal Executive established that the AFIP be dissolved and the ARCA (Revenue and Customs Control Agency) be created.

12. Investments in equity instruments

12.1. Investments in equity instruments through profit or loss

Breakdown is as follows:

	09.30.24	12.31.23

Private securities - Shares of other non-controlled companies	5,390,674	6,502,852

TOTAL	5,390,674	6,502,852

12.2. Investments in equity instruments through other comprehensive income

Breakdown is as follows:

	09.30.24	12.31.23

Compensadora Electrónica S.A.	2,255,895	1,797,661
Mercado Abierto Electrónico S.A.	940,682	1,031,720
Banco Latinoamericano de Exportaciones S.A.	637,889	815,328
Seguro de Depósitos S.A.	248,334	290,788
Other	48,741	65,860

TOTAL	4,131,541	4,001,357

13. Investments in associates

Breakdown is as follows:

	09.30.24	12.31.23

Rombo Compañía Financiera S.A.	8,104,844	6,203,544
BBVA Seguros Argentina S.A.	7,433,434	9,494,563
Interbanking S.A.	3,124,860	4,254,075
Play Digital S.A.(1)	1,840,775	3,936,923
Openpay Argentina S.A.(2)	772,994	1,038,785

TOTAL	21,276,907	24,927,890
(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of June 30, 2024 has been used. In addition, the significant transactions made or events occurred between July 1 and September 30, 2024 were considered. In addition, on February 27 and October 18, 2023, capital contributions were made in the amount of 396,030 (2,198,939 in restated values) and 600,969 (1,714,646 in restated values), respectively. Besides, on August 23, 2024, a new capital contribution was made for 427,401 (442,229 in restated values).
(2)	On April 19, 2023, 29,205 (138,927 in restated values) shares were subscribed for and paid in in cash. It is worth mentioning that on July 4, 2024, a new capital contribution was made, amounting to 250,377 (269,872 in restated values), which was also paid in in cash.

14. Property and equipment

Breakdown is as follows:

	09.30.24	12.31.23

Real estate	396,099,725	448,532,869
Furniture and facilities	76,724,991	77,287,082
Right of use of leased real estate	54,698,464	49,065,607
Machinery and equipment	43,630,462	15,897,035
Construction in progress	13,310,930	8,224,024
Vehicles	1,897,607	2,141,718

TOTAL	586,362,179	601,148,335

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these consolidated condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	09.30.2024	12.31.2023

Real estate - Balvanera	(1,441,499)	(1,441,499)
Real estate - Libertador	(1,172,885)	(1,172,885)
Real estate - Store 1 Puerto Madero	(604,547)	(604,547)
Real estate - Store 5 Puerto Madero	(443,817)	(443,817)
Real estate - Cerro Las Rosas	(146,236)	(146,236)
Real estate - Mar del Plata	(142,630)	(142,630)
Real estate - Lavallol	(92,427)	(92,427)
Real estate - La Plata	(83,678)	(83,678)
Real estate - Monte Grande	(79,074)	(79,074)
Real estate - Bahía Blanca	(29,733)	(29,733)

TOTAL	(4,236,526)	(4,236,526)

15. Intangible assets

Breakdown is as follows:

	09.30.24	12.31.23

Own systems development expenses	66,983,000	66,798,668

TOTAL	66,983,000	66,798,668

16. Other non-financial assets

Breakdown is as follows:

	09.30.24	12.31.23

Investment properties	167,251,809	121,256,336
Prepayments	27,614,505	24,857,043
Advances to suppliers of goods	15,820,283	13,309,165
Tax advances	10,744,712	15,218,000
Other miscellaneous assets	3,936,222	2,315,655
Advances to personnel	318,188	17,148,984
Assets acquired as security for loans	152,146	159,332
Other	2,059,880	15,871,964

TOTAL	227,897,745	210,136,479

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The impairment of assets booked in Investment properties under non-financial assets is as follows:

Account	Impairment
	09.30.24	12.31.23

Leased real estate - Viamonte	(480,393)	(480,393)

TOTAL	(480,393)	(480,393)

17. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term.

Breakdown is as follows:

	09.30.24	12.31.23

Real estate held for sale - Fisherton	964,515	964,515
Real estate held for sale – Villa Lynch	252,582	252,582
Real estate held for sale – Bernal	186,468	186,468
Real estate held for sale - Mendoza	-	314,292

TOTAL	1,403,565	1,717,857

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is as follows:

Account	Impairment
	09.30.2024	12.31.2023

Real estate held for sale - Fisherton	(499,302)	(499,302)

TOTAL	(499,302)	(499,302)

18. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	09.30.24	12.31.23

Non-financial Government sector	169,905,539	68,604,898
Financial Sector	2,627,757	5,186,932
Non-financial Private Sector and Residents Abroad	8,357,195,661	7,262,334,230
Savings accounts	4,083,038,032	3,467,495,307
Time deposits	2,500,290,477	1,531,854,888
Checking accounts	1,562,766,017	1,841,762,706
Investment accounts	168,395,780	367,132,012
Other	42,705,355	54,089,317

TOTAL	8,529,728,957	7,336,126,060

19. Liabilities at fair value through profit or loss

Breakdown is as follows:

	09.30.24	12.31.23

Liabilities for transactions with government securities	118,932	20,823,922

TOTAL	118,932	20,823,922

20. Other financial liabilities

Breakdown is as follows:

	09.30.24	12.31.23

Obligations from financing of purchases	668,038,401	566,856,924
Collections and other transactions on behalf of third parties	70,269,301	82,250,647
Cash and cash equivalents for spot purchases or sales pending settlement	38,450,505	686,018
Payment orders pending credit	33,413,437	28,827,151
Lease liabilities (Note 25)	31,560,887	47,389,175
Receivables from spot purchases pending settlement	21,614,129	1,549,427
Funds collected on behalf of AFIP	19,610,466	148,922,270
Commissions accrued payable	10,748	25,907
Other	21,555,049	27,093,306

TOTAL	904,522,923	903,600,825

21. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	09.30.24	12.31.23

Financing received from local financial institutions	142,456,299	51,218,685
Financing received from foreign financial institutions	42,412,987	5,386,361
Financing received from BCRA	135,742	220,382

TOTAL	185,005,028	56,825,428

22. Corporate bonds issued

As of September 30, 2024 and December 31, 2023, the balances related to corporate bonds of the Bank and its subsidiaries were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 09.30.24	Outstanding securities as of 12.31.23
Class 29 BBVA	09/23/2024	24,500,000	06/23/2025	Badlar + 5%	Quarterly	24,500,000	-
Class 10 Volkswagen Financial Services	10/12/2023	10,000,000	10/12/2024	Badlar + 4.5%	Quarterly	10,000,000	20,158,032

				Total Consolidated Principal		34,500,000	20,158,032
				Consolidated Interest accrued payable		1,188,444	5,677,933
				Total Consolidated Principal and Interest accrued		35,688,444	25,835,965

(1) As of the date of these Financial Statements, the Corporate Bond was cancelled.

Definitions

BADLAR RATE: Interest rate for deposits over 1 (one) million pesos, for a term of 30 to 35 days.

Below is a description of the current Global Corporate Bond Programs:

Company	Authorized Amount	Type of Corporate Bond	Program Term	Date of Approval by Shareholders/Board of Directors	CNV Approval
Banco BBVA Argentina S.A.	U$S 500,000 thousand	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	No term	Approval by Shareholders’ Meetings dated July 15, 2003, April 26, 2007, March 28, 2008, March 30, 2011, March 26, 2013, April 9, 2013, and April 10, 2018. Approval by Board of Directors’ Meetings dated August 31, 2004, December 7, 2004, September 24, 2008, September 23, 2009, December 22, 2009, June 24, 2022, December 20, 2022, and May 22, 2024.	Resolution No.14,967 dated November 29, 2004, and extended through Resolution No. 16,010 dated November 6, 2008. The increase in the program's total outstanding amount was authorized through Resolution No. 16,611 dated July 21, 2011, and through Resolution No. 16,826 dated May 30, 2012. In addition, a new program term extension was authorized through Resolution No, 17,127 dated July 11, 2013, and the amendment of its general terms and conditions, the extension of its term and the increase in its maximum amount were authorized through Resolution No. RESFC-2018-19516-APN-DIR#CNV dated May 17, 2018. Lastly, the extension of the program term, the reduction of the amount and the amendment of certain terms and conditions were authorized by CNV Resolution No. DI-2022-36-APN-GE#CNV dated July 13, 2022.
Volkswagen Financial Services Cía. Financiera S.A.	U$S 250,000 thousand	Simple, not convertible into shares	5 years	09.26.24

The creation of the program and the extension thereof were authorized by Resolution No. RESFC-2018-19549-APN-DIR#CNV dated June 14, 2018, and DI2023-38-APN-GE#CNV dated August 18, 2023, respectively, issued by the Board of Directors of the CNV.

23.        Provisions

Breakdown is as follows:

	09.30.24	12.31.23

Provision for contingent commitments (Exhibits J and R)	14,987,871	12,039,122
Provisions for termination plans (Exhibit J)	1,477,582	1,552,372
For administrative, disciplinary and criminal penalties (Note 52 and Exhibit J)	5,000	10,079
Other contingencies	20,118,844	28,173,454
Provision for commercial lawsuits	14,450,839	18,244,523
Provision for labor lawsuits	1,197,515	3,891,040
Provision for tax lawsuits	1,143,796	1,840,207
Other	3,326,694	4,197,684

TOTAL	36,589,297	41,775,027

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown of and changes in provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

-	Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

-	Termination benefit plans: for certain terminated employees, the Bank (fully or partially) bears the cost of private health care plans for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

-	Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

-	Other: it reflects the estimated amounts to pay tax, labor and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Management and its legal advisors, there are no significant effects other than those stated in these consolidated financial statements, the amounts and repayment terms of which have been recorded based on the current value of those estimates, considering the probable date of their final resolution.

Contingent liabilities have not been recognized in these consolidated condensed interim financial statements and are related to 137 claims brought against the Bank, including civil and commercial claims, all of which have arisen in the ordinary course of business. The estimated amount of such claims is 21,450, out of which a cash disbursement of approximately 13,762 is expected for the next 3 months. These claims are primarily related to lease-purchase agreements and petitions to secure evidence. The Group's Management and legal advisors consider that the probability that these cases involve cash disbursements is possible but not probable and that the potential cash disbursements are not material.

24. Other non-financial liabilities

Breakdown is as follows:

	09.30.24	12.31.23

Miscellaneous creditors	190,986,532	258,146,772
Short-term personnel benefits	95,799,621	123,005,254
Other collections and withholdings	74,984,698	84,632,531
Advances collected	43,678,257	99,382,568
Other taxes payable	34,270,652	68,749,366
Long-term personnel benefits	6,053,337	6,439,742
For contract liabilities	5,620,202	3,433,135
Social security payment orders pending settlement	849,755	747,736
Termination benefits payable	-	2,341,430
Other	2,867,279	4,262,453

TOTAL	455,110,333	651,140,987

25. Leases

The Group as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of September 30, 2024:

Rights of use under leases

	Original			Amortization				Residual
	value as of			Accumulated			Accumulated as of	value as of
Account	01.01.24	Additions	Derecognitions	as of 01.01.24	Derecognitions	For the Period (1)	fiscal period end	09.30.24

Leased real estate	98,999,167	11,285,937	6,983,077	49,933,560	3,915,402	2,585,405	48,603,563	54,698,464

(1) See note 38

	Original			Amortization				Residual
	value as of			Accumulated			Accumulated as of	value as of
Account	01.01.23	Additions	Derecognitions	as of 01.01.23	Derecognitions	For the Period	fiscal year end	12.31.23

Leased real estate	86,949,856	19,107,545	7,058,234	50,191,657	5,100,026	4,841,929	49,933,560	49,065,607

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.24	12.31.23

Up to 1 year	825,548	200,471	1,026,019	2,464,882
From 1 to 5 years	19,439,433	2,860,588	22,300,021	35,434,412
More than 5 years	8,234,847	-	8,234,847	9,489,881

			31,560,887	47,389,175

Interest and exchange rate difference recognized in profit or loss

	09.30.24	09.30.23

Other operating expenses
Interest on lease liabilities (Note 39)	(2,902,383)	(2,460,026)

Exchange rate difference
Exchange rate difference for finance lease	(5,352,691)	(26,431,577)

26. Share capital

Breakdown is as follows:

–	Share capital
Shares				Share capital
Class	Quantity	Par value per share	Votes per share	Outstanding shares	Paid-in (1)
Common	612,710,079	1	1	612,710	612,710

(1)Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19,550). Therefore, and pursuant to Law No. 25,738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above-mentioned capital contribution for obligations arising from transactions carried out by the Bank.

-	Additional paid-in capital

The additional paid-in capital account represents the difference between the nominal value of the shares issued and the subscription price.

-	Inflation adjustment to share capital

Includes the cumulative monetary inflation adjustment to share capital and additional paid-in capital.

-	Other comprehensive income/(loss) (OCI)
–	Income/(loss) from financial assets measured at fair value through OCI: It comprises the accumulated net change in the fair value of financial assets measured at fair value through OCI, net of the related income tax.
–	Other: This item represents the Bank’s participation in its associates’ and joint ventures’ OCI.
-	Legal reserve

BCRA regulations establish that 20% of net income determined in accordance with BCRA Generally Accepted Accounting Principles must be allocated to the legal reserve (see note 44 a)).

-	Other reserves

Set up to comply with the CNV requirement whereby all the retained earnings assessed under BCRA regulations must be allocated by the stockholders' meeting to cash dividends, stock dividends, the constitution of reserves other than the legal reserve, or a combination thereof. This item is composed of the following:

–	Optional reserve: it includes all the other reserves that may be created by express corporate will.
–	IFRS first time adoption reserve: arising from the valuation differences of assets and liabilities based on international financial reporting standards upon initial adoption.

27. Interest income

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated 09.30.23

Stabilization Coefficient (CER) clause	140,802,865	800,221,327	188,349,177	491,206,787
Premiums on reverse repurchase	8,742,187	782,309,008	236,714,910	458,907,913
Interest on government securities	191,717,302	422,757,318	710,488,419	1,887,918,250
Interest on instruments	105,915,913	405,140,435	191,288,779	425,900,712
Interest on credit card loans	80,421,994	306,368,981	140,809,972	413,701,849
Interest on overdrafts	53,673,718	217,871,284	95,404,771	268,833,667
Interest on consumer loans	74,514,950	186,419,031	65,419,997	194,286,625
Acquisition Value Unit (UVA) clause	27,400,887	179,791,393	52,563,586	155,323,845
Interest on other loans	45,258,117	161,090,025	98,637,094	249,843,463
Interest on pledge loans	15,188,376	38,997,653	19,506,477	55,577,641
Interest on loans to the financial sector	3,600,148	10,956,068	2,205,081	7,527,194
Interest on mortgage loans	3,539,017	10,328,221	2,695,628	10,833,064
Interest on finance leases	2,556,654	9,177,821	5,129,660	14,049,354
Interest on loans for the prefinancing and financing of exports	4,166,407	8,628,100	1,062,295	2,667,158
Interest on private securities	501,894	3,397,694	2,111,671	5,104,579
Other interest	2,169,099	5,249,470	1,103,105	3,351,150

TOTAL	760,169,528	3,548,703,829	1,813,490,622	4,645,033,251

28. Interest expense

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Time deposits	213,065,608	731,695,595	690,028,858	1,794,941,329
Checking accounts deposits	54,230,164	374,496,361	252,723,808	446,212,131
Acquisition Value Unit (UVA) clause	15,640,979	113,615,963	17,206,233	69,863,120
Interfinancial loans received	9,693,945	23,694,418	14,605,549	38,164,225
Other liabilities from financial transaction	2,249,459	19,314,788	578,670	2,021,776
Savings accounts deposits	2,513,920	14,858,260	3,265,181	9,422,317
Borrowing surety bond transactions	2,152,146	2,152,146	-	-
Premiums on reverse repurchase transactions	364,254	397,467	46,458	46,745
Other interest	1,244	5,793	10,084	25,011

TOTAL	299,911,719	1,280,230,791	978,464,841	2,360,696,654

29. Commission income

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

From credit cards	67,791,061	198,721,002	52,565,305	161,223,084
Linked to liabilities	36,315,767	101,372,417	42,662,285	134,086,563
Linked to loans	13,403,057	40,465,422	11,092,612	36,111,949
From foreign trade and foreign currency transactions	5,674,405	18,309,093	5,157,283	16,273,479
From insurance	4,784,857	13,717,355	4,971,186	14,929,828
Linked to securities	4,852,031	12,919,385	3,349,057	7,675,060
Linked to loan commitments	283,992	534,109	210,271	558,538
From guarantees granted	166,909	348,881	61,943	146,796

TOTAL	133,272,079	386,387,664	120,069,942	371,005,297

30. Commission expenses

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

From credit and debit cards	34,847,004	98,551,299	41,102,469	99,912,363
For foreign trade transactions	12,133,141	43,182,527	10,637,950	21,158,874
For payment of salaries	4,915,418	14,595,958	6,298,357	13,875,476
For new channels	4,841,485	12,052,631	3,114,268	8,357,231
For data processing	2,807,921	8,178,955	2,300,442	6,520,824
For advertising campaigns	154,681	462,221	429,174	937,606
Linked to transactions with securities	20,402	89,876	22,638	76,437
Other commission expenses	2,413,769	5,058,335	3,757,732	11,817,275

TOTAL	62,133,821	182,171,802	67,663,030	162,656,086

31. Net income from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Income from government securities	29,767,085	111,888,054	16,294,457	76,497,216
Income from private securities	75,210	1,544,422	1,165,291	6,455,955
Income from corporate bonds	382,422	1,327,922	2,028,597	2,029,430
Income from interest rate swaps	161,491	594,118	(219,461)	(353,301)
Loss from put options taken	672,489	(634,805)	-	(493,080)
Income from foreign currency forward transactions	(1,721,890)	(13,572,970)	5,980,103	7,983,037
Other	-	2,662	1,522	1,004

TOTAL	29,336,807	101,149,403	25,250,509	92,120,261

32. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Income from sale of government securities	55,343,535	149,950,489	(2,345,765)	7,388,119
Loss from sale of private securities	-	4,378,146	14,915,898	14,921,135

TOTAL	55,343,535	154,328,635	12,570,133	22,309,254

33. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Income from purchase-sale of foreign currency	16,247,152	38,148,246	20,294,172	58,005,169
Conversion of foreign currency assets and liabilities into pesos	(9,585,314)	4,916,991	(13,681,936)	(32,492,288)

TOTAL	6,661,838	43,065,237	6,612,236	25,512,881

34. Other operating income

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Adjustments and interest on miscellaneous receivables	6,606,349	34,964,932	14,360,381	36,894,490
Rental of safe deposit boxes	6,020,942	14,742,200	4,271,595	12,150,762
Loans recovered	2,916,953	8,325,548	3,536,735	9,253,078
Debit and credit card commissions	2,775,667	8,224,859	2,387,504	7,100,183
Punitive interest	1,779,882	4,750,608	1,370,652	3,821,028
Rent	1,109,029	3,865,628	1,288,208	3,762,093
Allowances reversed	1,362,160	3,629,864	465,283	1,621,831
Fees expenses recovered	1,041,540	2,906,738	1,208,229	3,468,836
Commission from syndicated transactions	357,211	1,045,284	518,001	1,428,439
Income from sale of non-current assets held for sale (Note 17)	189,452	189,452	-	-
Other operating income	5,020,465	16,409,307	3,513,136	12,319,211

TOTAL	29,179,650	99,054,420	32,919,724	91,819,951

35. Loan loss allowance

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Financial assets measured at amortized cost
Loan loss allowance in pesos	41,619,630	121,550,830	24,370,618	110,996,718
Loan loss allowance in foreign currency	(306,823)	2,103,344	(405,533)	1,314,827

Financial assets measured at fair value through OCI
Value adjustment due to credit losses	(57,009)	(69,891)	(116,123)	(61,540)

TOTAL	41,255,798	123,584,283	23,848,962	112,250,005

36. Personnel benefits

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Salaries	59,465,647	188,316,152	63,368,125	192,185,100
Other short-term personnel benefits	13,494,599	59,007,971	41,642,562	93,065,166
Social security withholdings and collections	16,926,610	55,730,876	20,915,792	59,154,630
Personnel compensation and bonuses	7,430,616	27,630,451	2,499,340	10,067,921
Personnel services	3,424,377	8,422,720	2,640,359	7,134,263
Termination personnel benefits (Exhibit J)	-	793,305	-	631,759
Other long-term personnel benefits	-	3,197,771	-	3,393,678

TOTAL	100,741,849	343,099,246	131,066,178	365,632,517

37. Administrative expenses

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Taxes	25,655,528	89,178,486	27,317,085	77,063,693
Contracted administrative expenses	24,626,408	60,558,663	18,718,669	47,914,384
Rent	10,540,771	47,590,335	20,765,889	58,949,470
Armored transportation services	11,516,397	32,463,002	10,371,153	31,324,773
Maintenance and repair costs	10,754,724	32,169,858	10,907,499	31,517,006
Advertising	7,353,058	25,170,014	6,601,003	21,655,446
IT	5,397,882	23,266,510	26,589,359	60,276,140
Documents distribution	4,978,381	15,746,735	3,251,035	10,042,525
Electricity and communications	4,803,982	13,711,355	4,131,932	12,357,066
Other fees	3,418,902	11,168,314	4,291,444	11,929,292
Security services	3,419,017	10,749,453	3,225,798	9,008,121
Trade reports	2,782,612	7,594,881	2,064,440	7,209,477
Insurance	1,306,084	3,046,845	1,007,794	2,856,383
Representation and travel expenses	901,523	2,461,129	1,044,077	2,455,596
Stationery and supplies	196,558	743,866	251,130	544,352
Fees to Bank Directors and Supervisory Committee	139,521	429,134	120,463	398,584
Other administrative expenses	5,544,962	15,915,806	5,636,336	14,244,261

TOTAL	123,336,310	391,964,386	146,295,106	399,746,569

38. Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Property and equipment (Note 14)	12,928,103	36,360,642	9,885,715	31,685,037
Intangible assets (Note 15)	1,715,510	9,473,176	1,684,840	5,102,552
Right of use of leased real estate (Note 14)	1,075,032	2,585,405	1,392,433	4,181,782
Depreciation of other assets	817,225	1,899,821	543,239	1,629,584
Loss from sale or impairment of property, plant and equipment	7,022	7,022	-	-

TOTAL	16,542,892	50,326,066	13,506,227	42,598,955

39. Other operating expenses

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Turnover tax	51,400,922	235,757,693	113,109,469	288,402,942
Other allowances (Exhibit J)	5,560,417	31,910,913	1,194,532	18,246,151
Initial recognition of loans	5,707,478	12,911,169	3,613,339	13,152,580
Adjustment for restatement of dividends in constant currency	-	11,527,647	-	-
Contribution to the Deposit Guarantee Fund (Note 46)	2,509,926	7,005,504	2,952,868	8,969,002
Interest on liabilities from leases (Note 25)	997,461	2,902,383	842,207	2,460,026
Claims	1,385,919	2,831,560	1,303,826	3,910,789
Other operating expenses	8,444,146	22,407,514	10,081,884	23,797,943

TOTAL	76,006,269	327,254,383	133,098,125	358,939,433

40. Fair values of financial instruments

40.1. Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of September 30, 2024 is detailed below:

	Accounting balance	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	82,902,993	48,295,476	34,607,517	-
Derivative instruments	8,742,623	-	8,742,623	-
Other financial assets	528,811	528,811	-	-
Other debt securities	2,370,907,470	2,059,622,927	309,517,589	1,766,954
Financial assets pledged as collateral	62,882,205	62,882,205	-	-
Investments in equity instruments	9,522,215	5,390,674	672,711	3,458,830

Financial liabilities

Liabilities at fair value through profit or loss	118,932	118,932	-	-
Derivative instruments	6,123,772	-	6,123,772	-

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2023 is detailed below:

	Accounting balance	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Debt securities at fair value through profit or loss	455,738,583	451,404,000	3,329,283	1,005,300
Derivative instruments	20,161,862	-	20,161,862	-
Other financial assets	1,495,347	1,495,347	-	-
Other debt securities	1,332,628,830	1,051,996,175	271,176,972	9,455,683
Financial assets pledged as collateral	275,601,477	269,123,955	6,477,522	-
Investments in equity instruments	10,504,209	6,502,852	871,262	3,130,095

Financial liabilities

Liabilities at fair value through profit or loss	20,823,922	20,813,555	10,367	-
Derivative instruments	4,324,337	-	4,324,337	-

Financial assets at fair value mainly consist of Argentine Bonds, Argentine Treasury Bills, Ledivs (BCRA Local Bills), private debt securities (corporate bonds). Likewise, financial derivatives are classified at fair value. Such derivatives include futures measured at the price of the market where they are traded (Rofex and MAE) and foreign currency NDF (non-delivery forwards), put options, and interest rate swaps.

40.2. Transfers between hierarchy levels

The Entity monitors the availability of market information in order to assess the category of financial instruments in the different hierarchies at fair value, as well as the resulting determination of inter-level transfers at each closing, considering the comparison of hierarchy levels of the current period versus previous year levels.

40.2.1. Transfers from Level 1 to Level 2

There are no transfers from Level 1 to Level 2 for instruments measured at fair value as of period-end.

40.2.2. Transfers from Level 2 to Level 1

The following instruments measured at fair value through profit or loss or through OCI were transferred from Level 2 to Level 1 of the fair value hierarchy:

	09.30.24	12.31.23

Treasury bonds in pesos adjusted by Cer 1.55%. Maturity 07-26-2024	-	103,577,148
Treasury bonds in pesos adjusted by Cer 2%. Maturity 11-9-2026	-	68,505
Corporate bond Pampa Energía S.A. Series 18 in USD. Maturity 09-08-2025	1,951,541	-
Corporate bond Vista Energy. Series 20 in USD. Maturity 07-20-2025	1,634,357	-

The hierarchy level of the instruments detailed above was compared with the previous year levels.

The transfer is due to the fact that the bonds were listed on the market the number of days necessary to be considered Level 1.

40.3. Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require observable market data: the spot discount curve in pesos, US dollars, USD curves of corporate bonds (one of the energy sector and the other of several industries), Dollar-linked corporate bond USD curve, CER discount curve, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, Badlar rate, UVA index, CER index and the spot selling exchange rates published by Banco de la Nación Argentina (BNA) and the 3500 dollar. Below is a detail of valuation techniques for each financial product:

Fixed Income

The assessment of prices at fair value established by the Bank for fixed income consists in considering MAE’s representative prices.

In the case of Argentine Treasury bonds and bills, MAE’s prices are used; if the bonds are not listed within the last 10 business days, then a theoretical valuation is made discounting cash flows using the related discount curve. BCRA internal bills in US dollars to be settled in Argentine pesos at the benchmark exchange rate (LEDIV) are valued at their latest subscription price plus interest accrued since they cannot be transferred and do not accrue any interest.

Corporate bonds in US dollars were valued by measuring future cash flows at present value with a curve of interest rates related to comparable corporate bonds, whereas corporate bonds in Argentine pesos are valued at their latest subscription price plus accrued interest. Dollar-linked corporate bonds were valued by measuring future cash flows at present value with a curve of interest rates related to dollar-linked corporate bonds.

SWAPS

For swaps, the theoretical valuation consists in discounting future cash flows based on the interest rate, according to the estimated curve using bonds in Argentine pesos at a fixed rate and bills issued by the Argentine government.

Non-Delivery Forwards

The theoretical valuation of NDFs consists in discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the wire transfer US dollar (dólar divisa) selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the wire transfers dollar selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the wire transfer Euro selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the wire transfer euro selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the wire transfer US dollar selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

The valuation techniques used for Level 3 financial assets require the use of variables that are not based on observable market inputs. Below is a detail of the valuation techniques used for each financial asset:

Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income according to the latest available information of such companies.

Corporate bonds

The valuation of corporate bonds classified as Level 3 has been determined by the Entity on the basis of the latest available market price (or subscription price, if the security had not been listed in a market since the date of issuance) plus interest accrued to date. If the security has paid coupon, then the “clean” price is calculated. If principal was repaid, then repayment amount is deducted and the “dirty” price is recalculated, with interest being accrued until year-end.

–	ON Banco de Servicios Financieros (ON BSCPO)
–	Refi Pampa (ON REF2B)
–	Newsan S.A (ON WNCMO)
–	Newsan S.A. (ON WNCKO)
–	Newsan S.A (ON WNCLO)
–	Ledesma S.A. (ON LDCFO)

The most relevant unobservable inputs include:

–	Latest market price
–	Projected UVA
–	Projected BADLAR rates

The tables below show a sensitivity analysis for each of the above-mentioned securities:

Latest market price scenarios	Changes in final price
	ON REF2B	ON BSCPO	ON WNCMO	ON WNCKO	ON WNCLO	ON LDCFO
+2%	2.685%	1.880%	1.991%	1.967%	1.971%	1.982%
+5%	6.712%	1.880%	4.976%	4.942%	4.928%	4.955%
+10%	13.425%	9.401%	9.953%	9.900%	9.857%	9.911%

UVA Scenarios	Changes in final price

ON REF2B
+5%	5.000%
+10%	10.000%
+15%	15.000%

Badlar Rate Scenarios	Changes in final price
	ON BSCPO	ON WNCMO	ON WNCKO	ON WNCLO	ON LDCFO
5%	-0.0027%	-0.1343%	-0.0015%	-0.1263%	-0.1878%
10%	-0.0054%	-0.2685%	-0.0031%	-0.2526%	-0.3756%
15%	-0.0082%	-0.4028%	-0.0046%	-0.3788%	-0.5634%

40.4. Reconciliation of balances at beginning of year and at year-end of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between balances at beginning of year and at year-end of Level 3 fair values:

	09.30.24	12.31.23

Balance at the beginning of the fiscal year	13,591,078	4,082,141

Other debt securities - Private securities – Corporate bonds	(2,923,823)	8,144,809
Debt securities at fair value through profit or loss - Private securities – Corporate bonds	(498,709)	1,005,299
Equity instruments	1,906,052	3,130,095
Monetary loss from assets at fair value	(6,848,814)	(2,771,266)

Balances at fiscal period end	5,225,784	13,591,078

40.5. Fair value of assets and liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

–	Assets and liabilities with fair value similar to their accounting balance: For financial assets and financial liabilities maturing in less than three months, it is considered that the accounting balance is similar to fair value.
–	Fixed rate financial instruments: The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (un-observable input) that expresses the added value or additional cost necessary to dispose of the asset.
–	Variable rate financial instruments: For financial assets and financial liabilities accruing a floating rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities measured at fair value as of September 30, 2024 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	3,024,431,772	(a)	-	-	-
Other financial assets	213,263,791	(a)	-	-	-
Loans and other financing
Non-financial Government Sector	2,024,262	(a)	-	-	-
Other financial institutions	41,773,388	48,996,210	-	48,996,210	-
Non-financial Private sector and Residents Abroad	5,388,582,391	5,400,760,312	-	-	5,400,760,312
Other debt securities	192,260,362	192,478,765	-	192,478,765	-
Financial assets pledged as collateral	178,213,138	(a)	-	-	-

Financial liabilities
Deposits	8,529,728,957	8,511,516,649	-	-	8,511,516,649
Other financial liabilities	904,522,923	(a)	-	-	-
Financing received from the BCRA and other financial institutions	185,005,028	178,798,932	-	178,798,932	-
Corporate bonds issued	35,688,444	34,874,008	-	34,874,008	-
(a)	The fair value is not reported as it is considered similar to its accounting balance.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2023 is detailed below:

	Accounting balance	Total fair value		Level 1 fair value	Level 2 fair value	Level 3 fair value

Financial assets

Cash and deposits in banks	2,303,962,023	(a)		-	-	-
Repo transactions	2,423,845,719	(a)		-	-	-
Other financial assets	182,172,187	(a)		-	-	-
Loans and other financing
Non-financial Government sector	292,711	(a)		-	-	-
Other financial institutions	31,147,071	21,160,757	(b)	-	-	21,160,757
Non-financial Private sector and Residents Abroad	3,950,774,205	3,755,319,067	(b)	-	-	3,755,319,067
Other debt securities	194,890,758	195,870,184		-	195,870,184	-
Financial assets pledged as collateral	251,802,677	(a)		-	-	-

Financial liabilities

Deposits	7,336,126,060	7,254,233,097		-	7,254,233,097	-
Other financial liabilities	903,600,825	(a)		-	-	-
Financing received from the BCRA and other financial institutions	56,825,428	55,678,510		-	55,678,510	-
Corporate bonds issued	25,835,965	26,293,250		-	26,293,250	-

(a)	The fair value is not reported as it is considered similar to its accounting balance.
(b)	The Bank’s Management has not identified additional impairment indicators of its financial assets as a result of the differences in the fair value thereof.

41. Segment reporting

Basis for segmentation

As of September 30, 2024 and December 31, 2023, the Group determined that it has only one reportable segment related to banking activities, based on information reviewed by the chief operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No client has generated more than 10% of the Group's total revenues.

The following table shows relevant information on loans and deposits by business line as of September 30, 2024 and December 31, 2023:

Group (banking activity) (1)	09.30.24	12.31.23

Loans and other financing	5,432,380,041	3,982,213,987
Corporate banking (2)	919,467,814	277,927,719
Small and medium companies (3)	1,963,925,167	1,777,698,574
Retail banking	2,548,987,060	1,926,587,694

Other assets	7,120,151,395	8,363,592,720
TOTAL ASSETS	12,552,531,436	12,345,806,707

Deposits	8,529,728,957	7,336,126,060
Corporate banking (2) (3)	2,875,367,896	1,992,856,478
Small and medium companies (2) (3)	1,246,838,044	1,254,283,915
Retail banking	4,407,523,017	4,088,985,667

Other liabilities	1,632,407,214	2,138,899,432
TOTAL LIABILITIES	10,162,136,171	9,475,025,492

(1)	It includes BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.
(2)	It includes the Financial Sector.
(3)	It includes Government Sector.

The information related to the operating segment (the Group's banking activity) is the same as that presented in the Consolidated Statement of Income, considering that it is the measure used by the Entity's chief operating decision marker for the allocation of resources and performance evaluation.

42. Related parties

42.1. Parent

The Bank's parent is Banco Bilbao Vizcaya Argentaria.

42.2. Key management personnel

Pursuant to IAS 24, key management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

42.2.1. Remuneration of key management personnel

The Group's key management personnel received the following compensations:

	09.30.24	09.30.23

Fees	317,781	300,906

Total	317,781	300,906

42.2.2. Profit or loss from transactions and balances with key management personnel

	Balances as of

	09.30.24	12.31.23

Loans
Overdrafts	2	-
Credit cards	51,757	75,603
Consumer loans	1,174	2,883

Deposits
Deposits	115,074	178,681

	Profit or loss from transactions

	09.30.24	09.30.23

Profit or loss
Interest income	119,602	125,092
Interest expense	16,006	50,917
Commission income	4,935	6,078
Commission expense	965	989
Other operating income	1,614	2,234

Loans are granted on an arm’s length basis. As of September 30, 2024 and December 31, 2023, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

42.2.3. Profit or loss and balances with related parties (except for key management personnel)

Parent	Balances as of
	09.30.24	12.31.23

Assets

Cash and deposits in banks	10,404,521	22,017,548
Other financial assets	88	228,995

Liabilities

Other non-financial liabilities	30,819,056	91,314,999

Off-balance sheet balances

Securities in custody	1,731,527,955	1,736,543,360
Guarantees received	101,151,800	40,119,433
Sureties granted	80,316,175	31,731,252

	Profit or loss from transactions
	09.30.24	09.30.23

Profit or loss

Interest income	-	1,780
Commission income	159,009	17,323
Net income from measurement of financial instruments at fair value through profit or loss	-	(384,392)
Other operating income	24,323	45,636
Administrative expenses	(17,968,554)	(108,967,119)

Subsidiaries (1)	Balances as of
	09.30.24	12.31.23

Assets

Loans and other financing	72,250,310	45,014,692
Other financial assets	4,960	-

Liabilities

Deposits	22,746,586	26,007,343
Other non-financial liabilities	326,931	2,669,250

Off-balance sheet balances

Securities in custody	784,718	1,854,321

	Profit or loss from transactions
	09.30.24	09.30.23

Profit or loss

Interest income	31,617,203	38,513,302
Interest expense	(2,754,807)	(4,310,926)
Commission income	81,788	42,413
Commission expense	(4,676,913)	(3,510,115)
Foreign exchange and gold gains/(losses)	1,286	-
Other operating income	1,980,149	2,405,267
Administrative expenses	(338,120)	(1,488,934)

(1) The transactions between BBVA and its subsidiaries detailed in the preceding table were eliminated for consolidation purposes in the Consolidated Financial Statements as of September 30, 2024 and 2023 and as of December 31, 2023, respectively.

Associates	Balances as of
	09.30.24	12.31.23

Assets

Loans and other financing	11,782,852	10,519,725
Derivatives	368,475	-
Other financial assets	1,433,168	883,267

Liabilities

Deposits	3,130,232	2,821,760

Off-balance sheet balances

Securities in custody	28,070,651	41,036,553
Secured loans	-	565,433

	Profit or loss from transactions
	09.30.24	09.30.23

Profit or loss

Interest income	6,111,751	4,744,311
Interest expense	(176,603)	(2,000,192)
Commission income	7,678,272	4,579,442
Commission expense	(11,848)	(37,710)
Net income from measurement of financial instruments at fair value through profit or loss	596,675	269,605
Foreign exchange and gold gains/(losses)	18,139	-
Other operating income	1,279,775	1,549,791
Administrative expenses	95,134	102,053

Transactions have been agreed upon on an arm’s length basis. As of September 30, 2024 and December 31, 2023, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

43. Financial instruments risks

43.1. Risk policies of financial instruments

In these consolidated condensed interim financial statements, the Entity applied the same financial instrument risk policies as in the preparation of its financial statements as of December 31, 2023.

43.2. Exposure to credit risk and allowances

Below is the exposure to credit risks and allowances, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector's financial assets), as of September 30, 2024 and December 31, 2023:

Default exposure - Credit investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	3,832,056,744	402,805,329	13,973,536	63,266,312	7,701,834	4,319,803,755

Inter-stage Transfers:
From stage 1 to stage 2	(517,577,666)	493,502,683	504,826	-	-	(23,570,157)
From stage 2 to stage 1	402,245,818	(337,864,660)	(3,442,122)	-	-	60,939,036
From stage 1 or 2 to stage 3	(10,718,381)	(96,365,609)	(118,093)	111,741,487	112,637	4,652,041
From stage 3 to stage 1 or 2	1,366,659	5,052,883	(4,511)	(9,234,705)	(141,247)	(2,960,921)
Changes without inter-stage transfers	1,241,921,128	72,064,848	12,661,010	1,461,259	1,777,446	1,329,885,691
Newly originated financial assets	6,532,996,419	70,199,421	11,139,990	12,124,339	219,318	6,626,679,487
Reimbursements	(3,682,838,695)	(87,996,198)	(12,730,521)	(19,619,659)	(282,703)	(3,803,467,776)
Decreases	-	-	-	(37,336,872)	(1,189,598)	(38,526,470)
Foreign exchange difference	83,822,179	1,344,060	1,466,207	11,488	683,179	87,327,113
Inflation adjustment	(2,512,957,376)	(231,805,150)	(8,350,613)	(40,396,773)	(4,012,653)	(2,797,522,565)

Balances as of 09.30.24	5,370,316,829	290,937,607	15,099,709	82,016,876	4,868,213	5,763,239,234

Default exposure - Credit investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	4,440,949,780	384,526,433	27,794,044	69,236,553	9,737,210	4,932,244,020

Inter-stage Transfers:
From stage 1 to stage 2	(915,586,060)	902,654,340	52	-	-	(12,931,668)
From stage 2 to stage 1	615,308,206	(544,757,942)	(3,143,232)	-	-	67,407,032
From stage 1 or 2 to stage 3	(18,445,811)	(147,138,052)	(4,551,424)	168,222,435	4,660,388	2,747,536
From stage 3 to stage 1 or 2	4,149,460	9,200,065	3,399,392	(16,980,790)	(3,787,809)	(4,019,682)
Changes without inter-stage transfers	1,194,697,780	167,429,767	5,358,434	(9,697,880)	2,979,470	1,360,767,571
Newly originated financial assets	7,397,522,415	138,691,652	67,980,851	15,047,576	3,809,648	7,623,052,142
Reimbursements	(4,757,274,361)	(105,421,545)	(68,496,588)	(24,731,529)	(5,318,382)	(4,961,242,405)
Decreases	-	-	-	(54,298,248)	(2,054,333)	(56,352,581)
Foreign exchange difference	423,164,321	13,569,901	9,609,197	148,438	6,258,982	452,750,839
Inflation adjustment	(4,552,428,986)	(415,949,290)	(23,977,190)	(83,680,243)	(8,583,340)	(5,084,619,049)

Balances as of 12.31.23	3,832,056,744	402,805,329	13,973,536	63,266,312	7,701,834	4,319,803,755

Default exposure - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	1,180,081,074	123,413,478	362,947	417,568	697	1,304,275,764

Inter-stage Transfers:
From stage 1 to stage 2	(142,481,691)	123,646,029	82	-	-	(18,835,580)
From stage 2 to stage 1	166,609,153	(123,643,125)	(224,050)	-	-	42,741,978
From stage 1 or 2 to stage 3	(1,050,210)	(305,467)	(263)	959,285	193	(396,462)
From stage 3 to stage 1 or 2	872,415	285,549	263	(839,903)	(263)	318,061
Changes without inter-stage transfers	1,076,877,052	97,199,516	795,434	203,175	4,469	1,175,079,646
Newly originated financial commitments	723,137,769	40,485,115	2,676,296	138,840	-	766,438,020
Reimbursements	(320,935,017)	(37,377,605)	(54,810)	(237,465)	(64)	(358,604,961)
Decreases	-	-	-	(369)	-	(369)
Foreign exchange difference	29,156,734	1,590,286	330,302	-	-	31,077,322
Inflation adjustment	(866,023,282)	(77,514,725)	(699,759)	(293,299)	(4,002)	(944,535,067)

Balances as of 09.30.24	1,846,243,997	147,779,051	3,186,442	347,832	1,030	1,997,558,352

Default exposure - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	1,223,466,188	115,171,754	386,696	420,237	986	1,339,445,861

Inter-stage Transfers:
From stage 1 to stage 2	(235,915,683)	219,578,136	15,419	-	-	(16,322,128)
From stage 2 to stage 1	202,578,150	(164,005,413)	(62,157)	-	-	38,510,580
From stage 1 or 2 to stage 3	(1,430,581)	(1,042,954)	(228)	1,353,771	298	(1,119,694)
From stage 3 to stage 1 or 2	423,057	501,304	248	(975,387)	(19,908)	(70,686)
Changes without inter-stage transfers	547,460,503	61,506,295	188,250	352,612	24,716	609,532,376
Newly originated financial commitments	910,950,723	32,994,228	299,764	306,549	-	944,551,264
Reimbursements	(389,836,712)	(48,625,649)	(129,846)	(504,791)	(1,316)	(439,098,314)
Decreases	-	-	-	(1,068)	-	(1,068)
Foreign exchange difference	218,874,222	18,989,838	90,594	-	-	237,954,654
Inflation adjustment	(1,296,488,793)	(111,654,061)	(425,793)	(534,355)	(4,079)	(1,409,107,081)

Balances as of 12.31.23	1,180,081,074	123,413,478	362,947	417,568	697	1,304,275,764

Allowances - Credit investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	27,939,516	15,276,817	213,709	45,652,918	5,535,920	94,618,880

Inter-stage Transfers:
From stage 1 to stage 2	(9,451,215)	27,004,334	41,197	-	-	17,594,316
From stage 2 to stage 1	3,135,360	(11,516,072)	(41,133)	-	-	(8,421,845)
From stage 1 or 2 to stage 3	(638,547)	(16,001,463)	(3,801)	64,484,657	2,619	47,843,465
From stage 3 to stage 1 or 2	81,144	364,614	-	(6,350,402)	(92,520)	(5,997,164)
Changes without inter-stage transfers	3,173,519	7,440,733	393,646	19,473,755	2,007,575	32,489,228
Newly originated financial assets	59,417,360	1,425,018	104,009	6,376,992	219,310	67,542,689
Reimbursements	(38,225,077)	(2,865,159)	(140,504)	(12,593,266)	(264,908)	(54,088,914)
Decreases	-	-	-	(29,819,794)	(1,150,784)	(30,970,578)
Foreign exchange difference	788,711	26,074	30,729	3,385	470,851	1,319,750
Inflation adjustment	(15,436,936)	(9,245,228)	(124,199)	(28,836,525)	(2,979,901)	(56,622,789)

Balances as of 09.30.24	30,783,835	11,909,668	473,653	58,391,720	3,748,162	105,307,038

Allowances - Credit investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	34,117,795	35,545,400	754,660	56,797,336	7,018,222	134,233,413

Inter-stage Transfers:
From stage 1 to stage 2	(21,081,637)	82,324,174	14	-	-	61,242,551
From stage 2 to stage 1	9,275,934	(37,710,870)	(41,596)	-	-	(28,476,532)
From stage 1 or 2 to stage 3	(1,129,858)	(43,618,990)	(152,764)	100,820,220	2,983,409	58,902,017
From stage 3 to stage 1 or 2	348,698	859,313	(33,815)	(13,805,464)	(2,555,387)	(15,186,655)
Changes without inter-stage transfers	16,957,929	8,353,166	(38,556)	30,286,714	3,790,256	59,349,509
Newly originated financial assets	59,294,797	2,505,531	1,821,387	9,579,002	2,595,191	75,795,908
Reimbursements	(41,367,961)	(3,431,943)	(1,783,669)	(18,059,869)	(3,978,587)	(68,622,029)
Decreases	-	(2)	-	(52,033,890)	(1,978,825)	(54,012,717)
Foreign exchange difference	4,246,608	364,024	355,074	18,763	4,246,199	9,230,668
Inflation adjustment	(32,722,789)	(29,912,986)	(667,026)	(67,949,894)	(6,584,558)	(137,837,253)

Balances as of 12.31.23	27,939,516	15,276,817	213,709	45,652,918	5,535,920	94,618,880

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.23	9,458,049	2,312,451	5,880	262,232	510	12,039,122

Inter-stage Transfers:
From stage 1 to stage 2	(1,334,243)	2,947,163	9	-	-	1,612,929
From stage 2 to stage 1	1,008,705	(2,738,713)	(3,792)	-	-	(1,733,800)
From stage 1 or 2 to stage 3	(12,924)	(22,698)	(10)	514,405	75	478,848
From stage 3 to stage 1 or 2	14,293	12,499	6	(497,576)	(1,361)	(472,139)
Changes without inter-stage transfers	(2,810,080)	2,244,604	(18,375)	182,425	7,196	(394,230)
Newly originated financial commitments	14,094,026	548,706	55,000	89,811	-	14,787,543
Reimbursements	(3,016,039)	(775,285)	(917)	(136,766)	(47)	(3,929,054)
Decreases	-	-	-	(301)	-	(301)
Foreign exchange difference	329,897	13,367	6,602	-	-	349,866
Inflation adjustment	(6,112,301)	(1,438,084)	(14,274)	(182,037)	(4,217)	(7,750,913)

Balances as of 09.30.24	11,619,383	3,104,010	30,129	232,193	2,156	14,987,871

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.22	11,032,439	5,539,697	27,006	312,572	653	16,912,367

Inter-stage Transfers:
From stage 1 to stage 2	(3,332,488)	11,574,587	502	-	-	8,242,601
From stage 2 to stage 1	2,511,933	(8,714,134)	(18,757)	-	-	(6,220,958)
From stage 1 or 2 to stage 3	(31,178)	(182,531)	(56)	794,099	111	580,445
From stage 3 to stage 1 or 2	70,114	54,626	4,050	(780,777)	(52,784)	(704,771)
Changes without inter-stage transfers	(4,140,438)	(2,092,124)	13,667	428,928	61,669	(5,728,298)
Newly originated financial commitments	15,475,537	690,257	11,978	211,032	-	16,388,804
Reimbursements	(3,458,131)	(951,122)	(9,523)	(312,754)	(5,608)	(4,737,138)
Decreases	-	-	-	(820)	-	(820)
Foreign exchange difference	1,851,594	102,467	2,278	-	-	1,956,339
Inflation adjustment	(10,521,333)	(3,709,272)	(25,265)	(390,048)	(3,531)	(14,649,449)

Balances as of 12.31.23	9,458,049	2,312,451	5,880	262,232	510	12,039,122

44. Restrictions to the distribution of earnings

a)	In accordance with the regulations of the BCRA, 20% of the income for the year plus/less adjustments of prior years' results, transfers from other comprehensive income to retained earnings and less the accumulated loss at the end of the previous year, if any, must be allocated to the legal reserve.
b)	The mechanism to be followed by financial to assess distributable balances is defined by the BCRA by means of the regulations in force on “Distribution of earnings” provided that certain situations are not verified, namely: to receive financial assistance from such entity due to illiquidity, shortfalls as regards minimum capital requirements or minimum cash requirements, to fall under the scope of the provisions of Sections 34 and 35 bis of the Financial Institutions Law (sections referred to regularization and correction plans and restructuring of the Entity), among other conditions detailed in the referred communication to be complied with. Furthermore, the distribution of earnings as approved by the Entity’s Shareholders’ Meeting shall not be effective unless approved by the Superintendency of Financial and Foreign Exchange Institutions of the BCRA.

In addition, no distributions of earnings shall be made with the profit resulting from the first time application of IFRS, which shall be included as a special reserve, and the balance of which as of September 30, 2024 amounts to 149,062,282.

Besides, the Entity shall verify that, once the proposed distribution of earnings is made, capital conservation margin equivalent to 2.5% of the risk-weighted assets is kept, which is additional to the minimum capital requirement set forth by law, and shall be paid in with level 1 ordinary capital (COn1), net of deductible concepts (CDC0n1).

Pursuant to Communication "A" 7984, the BCRA provided that until December 31, 2024, financial institutions that have the BCRA's prior authorization may distribute earnings for up to 60% of the amount that would have corresponded to them in six equal, monthly and consecutive installments. In addition, it established that the items used in determining the distributable earnings, and the amounts of the abovementioned installments should be computed in constant pesos as of the date of the Shareholders’ Meeting and as of the payment date of each installment, as applicable.

Subsequently, by means of Communication "A" 7997, the BCRA established that financial institutions that resolve or have resolved to distribute earnings within the framework of the provisions of Communication "A" 7984, may do so in three equal, monthly and consecutive installments for up to the corresponding amount according to the aforementioned communication. The Communication also established that financial institutions should grant nonresident shareholders the option to collect their dividends –in full or in part– in a single installment in cash, provided that such funds be directly used for the primary subscription of Bonds for the reconstruction of a free Argentina (BOPREAL, for its acronym in Spanish) in accordance with current exchange regulations.

c)	Pursuant to the provisions of General Resolution No. 622 of the CNV, the Shareholders’ Meeting that considers the annual financial statements shall resolve upon the specific use of accumulated earnings of the Entity.

On April 28, 2023, the General Ordinary and Extraordinary Shareholders’ Meeting was held and the following was approved:

–	Allocate 11,765,158 (73,853,755 in restated amounts) out of Unappropriated retained earnings for fiscal year 2022 to the Legal Reserve.
–	Allocate 47,060,630 (295,415,021 in restated amounts) to Unappropriated retained earnings for fiscal year 2022 to the Optional Reserve for future distribution of earnings.
–	Allocate 35,566,224 (156,985,182 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	Request the BCRA authorization to pay dividends for 50,401,015 (in nominal values).

On May 31, 2023, the BCRA approved the distribution of 50,401,015 as dividends which were paid in kind through the delivery of 49,524,433,015 Argentine Treasury Bills (in nominal values), adjusted by CER at discount and maturing on November 23, 2023 (X23N3).

On April 26, 2024, the General Ordinary and Extraordinary Shareholders’ Meeting was held and approved as follows:

–	To earmark 32,908,378 (66,336,813 in restated amounts) out of Unappropriated retained earnings for fiscal year 2023 to the Legal Reserve.
–	To earmark 131,633,510 (265,347,253 in restated amounts) to Unappropriated retained earnings for fiscal year 2023 to the Optional Reserve for future distribution of earnings.
–	To earmark 264,227,685 (469,787,759 in restated amounts) to the payment of dividends by partially reversing the Optional Reserve for future distribution of earnings.
–	Request the BCRA authorization for paying dividends amounting to 264,227,685 (469,787,759 in restated values).

On May 3, 2024, the BCRA approved the distribution of 264,227,685 (469,787,759 in restated values) which were be paid as follows as established by Communications “A” 7997 and “A” 7999:

–	Non-resident shareholders: they may opt to collect their dividends in a single installment in cash, provided that such funds be directly used for the primary subscription of BOPREAL. The payment in BOPREAL will be made on the date of the calculation of the bid made by the BCRA. In the event that they did not opt for the subscription of BOPREAL, the payment will be made in Argentine pesos unless they state their intention to receive payment through the delivery of Argentine Treasury bonds in Argentine pesos adjusted by CER (benchmark stabilization coefficient) at 4.25% maturing on December 13, 2024 (“T5X4”).
–	Resident shareholders: it will be paid in Argentine pesos unless they state their intention to receive the T5X4 bond. Resident shareholders are not allowed to subscribe BOPREAL.

Both the payment in T5X4 and in Argentine pesos were made in three installments on May 14, June 11 and July 11, 2024.

As of the date of these financial statements, the payment of dividends for fiscal year 2023 was completed.

45. Restricted assets

As of September 30, 2024 and December 31, 2023, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

	09.30.24	12.31.23

Argentine Treasury Bonds adjusted by CER due 2026	6,650	-
Argentine Treasury Bonds adjusted by CER due 2024	-	25,800

Total	6,650	25,800

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 241,095,343 and 527,404,154 as of September 30, 2024 and December 31, 2023, respectively (see Note 10).

46. Banking deposits guarantee insurance system

Law No. 24,485 and Decree No. 540/95 provided for the creation of the Deposit Guarantee Insurance System, which was assigned the characteristics of being limited, mandatory and onerous, with the purpose of covering the risks of bank deposits, in a subsidiary and complementary manner to the system of privileges and protection of deposits established by the Financial Institutions Law.

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the exclusive purpose of managing the Deposits Guarantee Fund, the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the Deposit Guarantee Fund.

Deposits in pesos and foreign currency made with the participating entities under the form of checking accounts, savings accounts, time deposits or otherwise as determined by the BCRA up to the amount of 25,000 and which meet the requirements of Decree No. 540/95 and those to be set forth by the enforcement authority shall fall within the scope of said decree.

In August 1995, that company was incorporated, and the Entity has an 8.3672% share of the corporate stock as of December 31, 2023 (BCRA Communication “B” 12755).

As of September 30, 2024 and 2023, the contributions to the Fund have been recorded in the item “Other operating expenses - Contributions to the deposits guarantee fund” in the amounts of 7,005,504 and 8,969,002, respectively.

47. Minimum cash and minimum capital requirements

47.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	09.30.24	12.31.23

Balances at the BCRA

BCRA – Current account not restricted	890,375,846	723,472,975
BCRA - Special guarantee accounts - restricted (Note 10)	108,441,372	195,384,266

	998,817,218	918,857,241

Government securities in pesos – Measured at amortized cost (1)	192,260,362	194,890,758
Government securities in pesos – Measured at fair value through OCI (1)	2,230,754,127	938,348,756
Government securities in foreign currency – Measured at fair value through OCI	-	435,862,721
BCRA bills in pesos – Measured at fair value through OCI	-	121,825,335

TOTAL	3,421,831,707	2,609,784,811

(1) See detail of securities considered, as of September 30, 2024, in Exhibit A to the consolidated financial statements, identified with (1).

The balances disclosed are consistent with those reported by the Bank.

47.2. Minimum cash requirements

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	09.30.24	12.31.23

Credit risk	(541,647,776)	(447,694,503)
Operational risk	(221,081,601)	(182,446,529)
Market risk	(2,321,847)	(13,178,944)
Non-compliance (1)	-	(35,287,871)

Paid-in	2,024,759,872	2,299,321,657

Surplus	1,259,708,648	1,620,713,810

(1) The increase arising from the credit risk related to minimum capital requirements arises from the noncompliance of the maximum limit established by the BCRA for financing the non-financial public sector over 15 days of December 2023. According to the regulation, this noncompliance gives rise to the increase in the minimum capital requirement due to the credit risk for an amount equivalent to 100% of the amount exceeding such ratio as from the month in which the noncompliances have been made and while they remain. As to credit ratios, departures will be assessed on the basis of the monthly average of the daily exceeding amounts.

48. Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission

Considering the transactions carried out by Banco BBVA Argentina S.A. and according to the different categories of agent set forth by General Resolution No. 622-13 of the CNV, on September 9 and 19, 2014, the Entity was registered as Custodian Agent of Collective Investment Products of Mutual Funds under No. 4 and Settlement and Clearing Agent – Comprehensive (ALyC) under No. 42, respectively.

Section 8 of General Resolution No. 821 of the CNV sets forth that the minimum shareholders’ equity required to operate as ALyC shall be equal to 470,350 UVAs adjusted by CER, Law No. 25827. As of September 30, 2024, it amounts to 555,178. The Entity’s shareholders’ equity exceeds the minimum shareholders’ equity required by said resolution.

Besides, the required minimum contra-account of 277,589, fifty percent (50%) of the minimum shareholders’ equity amount, includes Argentine Treasury Bonds in pesos adjusted by CER due 2024 as of September 30, 2024 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”.

Furthermore, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised of 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less than fifty per cent (50%) of minimum shareholders' equity.

The subsidiary BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, registered on August 7, 2014 under No. 3, met the CNV minimum cash contra-account requirements with 3,688,853 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 428,040, through custody account No. 493-0005459481 held at BBVA Banco Francés S.A. As of September 30, 2024, the company's Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

49. Compliance with the provisions of the Argentine Securities Commission – Documentation

The CNV issued General Resolution No. 629 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank has delivered the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km. 31.5, district of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office. (2013 consolidated text and amendments).

50. Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as a trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. On the same date, Mercobank S.A., as Settler, and the Bank, as Trustee, entered into the agreement to set up the Diagonal Trust in relation to the exclusion of assets as provided in the above-mentioned resolution. As of September 30, 2024 and December 31, 2023, the assets of Diagonal Trust amount to 2,427 and 4,893, respectively, considering their recoverable values.

In addition, the Entity, in its capacity as Trustee in the Corp Banca Trust, recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 8,421 as of September 30, 2024 and December 31, 2023, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) is verified, when such assets are sold and the proceeds therefrom are distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may indicate. The trust assets totaled 2,352,215 and 4,004,826 as of September 30, 2024 and December 31, 2023, respectively, and consist of cash, creditors' rights, real estate and shares.

51. Mutual funds

As of September 30, 2024 and December 31, 2023, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos for 1,097,529,725 and 229,587,411, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other.”

The Mutual Fund assets are as follows:

Mutual funds	09.30.24	12.31.23

FBA Renta Pesos	2,189,162,554	2,488,956,205
FBA Acciones Argentinas	80,220,333	41,042,989
FBA Ahorro Pesos	79,650,239	9,822,469
FBA Renta Fija Dólar I	37,383,236	-
FBA Renta Fija Plus	26,624,878	8,041,112
FBA Bonos Argentina	20,629,084	2,432,562
FBA Horizonte	10,652,764	978,461
FBA Renta Mixta	9,215,696	4,021,092
FBA Acciones Latinoamericanas	6,793,055	8,694,161
FBA Renta Pública I	4,998,297	1,125,645
FBA Gestión I	76,145	130,394
FBA Bonos Globales	12,050	32,866
FBA Horizonte Plus	10,896	22,754
FBA Retorno Total I	10,436	26,058
FBA Calificado	-	32,066,027
FBA Renta Fija Dólar Plus I	-	7,714
	2,465,439,663	2,597,400,509

52. Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgments issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

• “Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. They totaled 44 transactions involving the Bank's branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers: Julio Lopez, Marcelo Canestri, Humberto Daniel De Luca, Mario Daniel Breno, Agustín Garicia, Gustavo Pedro Vitale, Eduardo Carlos Hombre, Ana Mercedes Pacheco, Carlos Alberto Klapproth, Ernesto Salgado, Adriana Lilian Olmedo, Estrella Blanca Fernandez, Francisco Meringolo, Daniela Vanesa Guevara, Marcelo Mozillo, Cintia Tamara Ortiz, Maria Elena Fridman, Maria Antonia Cejo Rial, Carlos Alberto Gonzalez, Johana Andrea Frezza, Haroldo Daniel Gramajo and Andrea Patricia Ramirez, who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and as of the date of these financial statements is being heard by the Argentine Supreme Court of Justice. The case has been called for resolution. The case has been called for resolution.

• “Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a

commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that an official letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing fines to the individuals involved for the aggregate amount of US$ 518,766 and Euro 48,500. The Bank is jointly and severally liable for the aforementioned fines. The Bank's Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges. An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved. On August 24, 2021, the Federal Appellate Court of Mar de Plata resolved to declare the action extinguished based on the grounds of violation of the reasonable term and consequently acquit Banco BBVA Argentina S.A., Pablo Bistacco, Graciela Alonso, Néstor O. Baquer, Hugo Benzan, Mariela Espinosa, Jorge Fioritti, Liliana Paz, Alberto Giménez, Jorge Elizalde, Elizabeth Mosquera, Carlos Barcellini, Carlos O. Alfonzo, Samuel Alanis, Julián Gabriel Burgos, for the facts that were condemned in the present case for violation of Law No. 19,359, and the relevant regulations. In view of this ruling, the Federal Prosecutor filed an extraordinary federal appeal. On February 21, 2024, we were notified that the Argentine Supreme Court of Justice rejected the extraordinary appeal filed, declaring its inadmissibility. Therefore, the decision made by the Federal Court is final and is considered to be res judicata.

• “Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges are concerned with fake foreign exchange transactions through false statements upon processing thereof incurred by personnel in Branch 087 - Salta -, which would entail a failure to comply with the costumer identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been sent to court.

• “Banco Francés S.A. over breach of Law 19,359.” Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two Bank officers holding the positions described below at the date when the breaches were committed: (i) the Foreign Trade Manager (Alejandro Chiaradía) and (ii) an officer of the Area (Horacio Perotti). The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, Criminal Division of Lomas de Zamora, Province of Buenos Aires, under File No. 39,130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated.

• Banco BBVA ARGENTINA S.A. Financial summary proceedings initiated by the B.C.R.A. Notified on June 28, 2021 and identified under No. 1587, file No. 388/55/21. The charge consists of the alleged breach of paragraph 7.2 of Communication "A" 6981 by assisting (without prior approval of the BCRA) Cargill S.A. through a checking account overdraft amounting to $ 167 million from April 29, 2020 to May 3, 2020, since as it had bonds taken as of April 22, 2020, it should have waited 90 calendar days without executing repo transactions and/or surety bonds, before being assisted. Likewise, during May and June 2020, Cargill’s checking account disclosed credit balances, which were generally covered at the end of the day. In this regard, it should be noted that Banco BBVA Argentina S.A. violated paragraph 7.2 of the revised text of the rules on "Credit Policy", which strictly includes the restriction on the granting of intraday (within the same day) assistance. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. (30-50000319-3); María Isabel Goiri Lartitegui; Jorge Delfín Luna; Alfredo Castillo Triguero; Juan Manuel Ballesteros Castellano; Oscar Miguel Castro; Gabriel Eugenio Milstein; Adriana María Fernandez De Melero; José

Santiago Fornieles; Darío Javier Berkman; Carlos Eduardo Elizalde and Nicolás Herbert Bohtligk. The relevant answers to the charges were filed on August 4, 2021. On September 14, 2023, the Resolution of the BCRA was notified, confirming the initial charges and rejecting the defenses regarding the interpretation of the regulation and the inexistence of intraday financing due to the way the proceeds from collections operate. Therefore, the breach of the regulations was considered to be proven and a fine was imposed. The amount in pesos of the fines applied is detailed below. Banco BBVA Argentina S.A. $24,000,000. Board of Directors: Oscar Castro $2,591,589 Gabriel Milstein $ 2,591,589, Isabel Goiri $2,565,930 Adriana Melero $ 2,565,930, Jorge Luna $2,565,930, Alfredo Castillo $ 2,565,930, Juan Manuel Ballesteros $2,565,930. Employees: Carlos Elizalde $1,710,620, Nicolás Bohtlingk $1,710,620, Darío Berkman $1,710,620, José Fornieles $855,310. TOTAL $47,999,998. The resolution is appealed.

• BBVA ARGENTINA S.A. Financial summary proceedings for Foreign Exchange Offence brought by the B.C.R.A. Notified on October 25, 2022, and identified under No. 7835, related to foreign exchange transactions performed in alleged noncompliance with the provisions established by point 9-A16 of BCRA Communiqué “A” No. 6770 referring to notes related to transactions performed between residents and import prepayments. Due to the link between cases and procedural economy, five cases have been filed with the oversight agency. The infringement stands at USD 1,414, 526.28. The defendants are Banco BBVA Argentina S.A. (Argentine tax identification No. 30-50000319-3) and the following officials and employees: Ruben Lauriente, Noelia Sorbello, Juan Manuel Olives, Santiago Alejandro Gonzales, Mario Gustavo Dellamea, Maria Teresa Palacios, Mirtha Susana Monteleone and Gustavo Cara. The procedural status of the case is with the presentation of pleadings.

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

53. Subsequent events

No events or transactions have occurred between period-end and the date of these consolidated condensed interim financial statements which may significantly affect the Entity's financial position or results of operations as of September 30, 2024.

54. Accounting principles – Explanation added for translations into English

These consolidated financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				09.30.24	12.31.23

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-29-2024	9255	16,080,301	1	16,080,301	-	16,080,301	-	16,080,301
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	12,415,000	1	12,415,000	-	12,415,000	-	12,415,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	8,659,272	2	8,659,272	-	8,659,272	-	8,659,272
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-16-2025	9300	8,419,060	2	8,419,060	-	8,419,060	-	8,419,060
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	7,442,941	1	7,442,941	-	7,442,941	-	7,442,941
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	6,230,480	2	6,230,480	-	6,230,480	-	6,230,480
Argentine Treasury Bills Capitalizable in Pesos. Maturity 12-13-2024	9281	5,724,615	1	5,724,615	-	5,724,615	-	5,724,615
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	5,227,604	1	5,227,604	-	5,227,604	-	5,227,604
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	5,226,915	2	5,226,915	-	5,226,915	-	5,226,915
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	2,155,650	2	2,155,650	-	2,155,650	-	2,155,650
Argentine Treasury Bills Capitalizable in Pesos. Maturity 10-31-2024	9302	2,004,200	2	2,004,200	-	2,004,200	-	2,004,200
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-11-2024	9293	1,744,788	2	1,744,788	-	1,744,788	-	1,744,788
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2026	9249	1,100,515	1	1,100,515	-	1,100,515	-	1,100,515
Argentine Treasury Bills Capitalizable in pesos. Maturity 10-14-2024	9252	64,975	1	64,975	-	64,975	-	64,975
Treasury Bills adjusted by Cer. Maturity 01-18-2024	9221	-	1	-	413,596	-	-	-
Argentine Treasury Bills Capitalizable in Pesos. Maturity 08-29-2025	9296	167,152	2	167,152	-	167,152	-	167,152
Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024	9179	90,341	1	90,341	360,909	90,341	-	90,341

Subtotal Government Securities - In pesos		82,753,809		82,753,809	774,505	82,753,809	-	82,753,809

Government Securities - In foreign currency

Bonds for the Reconstruction of a Free Argentina - TRANCHE 2 - Maturity 06-30-2025	9243	96,461	1	96,461	-	96,461	-	96,461
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	52,723	1	52,723	55,104	52,723	-	52,723
Argentine Bond in dual currency. Maturity 06-30-2024	9230	-	1	-	435,862,721	-	-	-
Argentine Bond in dual currency. Maturity 02-28-2024	9156	-	1	-	14,654,355	-	-	-
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086	-	1	-	57,315	-	-	-

Subtotal Government Securities - In foreign currency		149,184		149,184	450,629,495	149,184	-	149,184

Private Securities - In pesos

Corporate Bond New San S.A. Series 18 in Pesos Private BADLAR + 300 bps. Maturity 10-17-2024	57449	-	3	-	531,737	-	-	-
Corporate Bond New San S.A. Series 19 in Pesos Monetary Policy Rate. Maturity 10-17-2024	57450	-	3	-	473,202	-	-	-
Corporate Bond Toyota Cia Financiera Series 32 in Pesos. Maturity 02-09-2025	57287	-	3	-	361	-	-	-

Subtotal Private Securities - In pesos		-		-	1,005,300	-	-	-

Private Securities - In foreign currency

Corporate Bond Central Puerto Series A in USD. Maturity 03-14-2026	57363	-	2	-	3,329,283	-	-	-

Subtotal Private Securities - In foreign currency		-		-	3,329,283	-	-	-

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		82,902,993		82,902,993	455,738,583	82,902,993	-	82,902,993

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				09.30.24	12.31.23

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in pesos. Maturity 11-29-2024 (1)	9255	258,649,601	1	258,649,601	-	258,649,601	-	258,649,601
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024 (1)	9200	236,014,623	1	236,014,623	441,309,834	236,014,623	-	236,014,623
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025 (1)	9248	218,519,415	1	218,519,415	-	218,519,415	-	218,519,415
Argentine Treasury Bills Capitalizable in pesos. Maturity 02-28-2025 (1)	9253	218,109,463	1	218,109,463	-	218,109,463	-	218,109,463
Argentine Treasury Bills Capitalizable in pesos. Maturity 03-31-2025 (1)	9256	213,214,253	1	213,214,253	-	213,214,253	-	213,214,253
Argentine Treasury Bills Capitalizable in pesos. Maturity 10-14-2024 (1)	9252	204,033,400	1	204,033,400	-	204,033,400	-	204,033,400
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026 (1)	9257	203,965,461	1	203,965,461	-	203,965,461	-	203,965,461
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	9249	123,675,620	1	123,675,620	-	123,675,620	-	123,675,620
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025 (1)	9180	75,983,272	1	75,983,272	113,034,996	75,983,272	-	75,983,272
Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024 (1)	9179	80,790,409	1	80,790,409	392,015,500	80,790,409	-	80,790,409
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026 (1)	5925	65,325,346	1	65,325,346	68,505	65,325,346	-	65,325,346
Argentine Treasury Bills Capitalizable in pesos. Maturity 06-18-2025 (1)	9288	53,300,000	1	53,300,000	-	53,300,000	-	53,300,000
Argentine Treasury Bills Capitalizable in pesos. Maturity 02-14-2025 (1)	9297	51,304,500	2	51,304,500	-	51,304,500	-	51,304,500
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2026	9240	50,732,880	1	50,732,880	-	50,732,880	-	50,732,880
Argentine Treasury Bills Capitalizable in pesos. Maturity 09-30-2025 (1)	9306	50,566,667	2	50,566,667	-	50,566,667	-	50,566,667
Argentine Treasury Bills Capitalizable in pesos. Maturity 03-14-2025 (1)	9298	30,795,000	2	30,795,000	-	30,795,000	-	30,795,000
Argentine Treasury Bills Capitalizable in pesos. Maturity 07-31-2025 (1)	9305	30,036,000	2	30,036,000	-	30,036,000	-	30,036,000
Argentine Treasury Bills Capitalizable in pesos. Maturity 06-30-2025 (1)	9295	26,134,573	2	26,134,573	-	26,134,573	-	26,134,573
Argentine Treasury Bills Capitalizable in pesos. Maturity 08-29-2025 (1)	9296	26,100,261	2	26,100,261	-	26,100,261	-	26,100,261
Argentine Treasury Bills Capitalizable in pesos. Maturity 09-12-2025 (1)	9301	26,001,875	2	26,001,875	-	26,001,875	-	26,001,875
Argentine Treasury Bills Capitalizable in pesos. Maturity 05-30-2025 (1)	9304	25,162,500	2	25,162,500	-	25,162,500	-	25,162,500
Argentine Treasury Bills Capitalizable in pesos. Maturity 04-16-2025 (1)	9299	20,494,000	2	20,494,000	-	20,494,000	-	20,494,000
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2025	9244	5,369,022	1	5,369,022	-	5,369,022	-	5,369,022
Argentine Treasury Bills Capitalizable in pesos. Maturity 01-31-2025	9251	744,294	1	744,294	-	744,294	-	744,294
Treasury Bonds in pesos adjusted by Cer 1.55%. Maturity 07-26-2024	5405	-	1	-	103,577,148	-	-	-
Treasury Bonds in pesos adjusted by Cer 3.75%. Maturity 04-14-2024	9178	-	1	-	1,594,887	-	-	-
Treasury Bonds in pesos adjusted by Cer 1.50%. Maturity 03-25-2024	5493	-	1	-	335,393	-	-	-

Subtotal Government Securities - In pesos		2,295,022,435		2,295,022,435	1,051,936,263	2,295,022,435	-	2,295,022,435

Government Securities - In foreign currency

Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series C)	9236	10,513,937	1	10,513,937	-	10,513,937	-	10,513,937
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series D)	9237	9,289,625	1	9,289,625	-	9,289,625	-	9,289,625
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series A)	9234	8,244,441	1	8,244,441	-	8,244,441	-	8,244,441
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series B)	9235	7,503,359	1	7,503,359	-	7,503,359	-	7,503,359
Dollar-linked Argentine Treasury Bond 0.40%. Maturity 04-30-2024	9120	-	1	-	59,912	-	-	-

Subtotal Government Securities - In foreign currency		35,551,362		35,551,362	59,912	35,551,362	-	35,551,362

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-11-2024	14085	-	2	-	112,866,672	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-09-2024	14084	-	2	-	8,958,663	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-02-2024	14077	-	2	-	100,514	-	-	-

Subtotal BCRA Bills - In pesos		-		-	121,925,849	-	-	-

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				09.30.24	12.31.23

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 11-23-2024	12093	7,767,334	2	7,767,334	13,037,946	7,767,334	-	7,767,334
Local BCRA Bills in USD. Maturity 11-27-2024	12095	1,941,833	2	1,941,833	3,259,487	1,941,833	-	1,941,833
Local BCRA Bills in USD. Maturity 11-20-2024	12090	1,893,288	2	1,893,288	34,224,607	1,893,288	-	1,893,288
Local BCRA Bills in USD. Maturity 11-16-2024	12089	-	2	-	90,124,802	-	-	-

Subtotal BCRA Bills - In foreign currency		11,602,455		11,602,455	140,646,842	11,602,455	-	11,602,455

Private Securities - In pesos

Corporate Bond Ledesma Series 14 in Pesos at Floating rate. Maturity 04-26-2025	57916	735,360	3	735,360	-	735,360	-	735,360
Corporate Bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	266,903	3	266,903	-	266,903	-	266,903
Corporate Bond New San S.A. in Pesos Series 19. Maturity 10-17-2024	57450	236,389	3	236,389	-	236,389	-	236,389
Corporate Bond Bco de Serv. Financieros Series 24 in Pesos at Floating rate. Maturity 02-02-2025	57560	209,891	3	209,891	-	209,891	-	209,891
Corporate Bond New San S.A in Pesos Series 21 Private BADLAR. Maturity 05-09-2025	57750	168,571	3	168,571	-	168,571	-	168,571
Corporate Bond Refi Pampa Series 2 in Pesos adjusted by Uva. Maturity 05-06-2025	56123	149,840	3	149,840	175,786	149,840	-	149,840
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	-	3	-	455,213	-	-	-
Corporate Bond Bco de Serv. Financieros Series 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	-	3	-	436,482	-	-	-
Corporate Bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating rate. Maturity 08-15-2024	56855	-	3	-	348,198	-	-	-
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	-	3	-	307,041	-	-	-
Corporate Bond Arcor Series 17 in Pesos adjusted by Uva. Maturity 10-20-2025	55692	-	3	-	7,732,963	-	-	-

Subtotal Private Securities - In pesos		1,766,954		1,766,954	9,455,683	1,766,954	-	1,766,954

Private Securities - In foreign currency

Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	4,077,850	1	4,077,850	-	4,077,850	-	4,077,850
Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	3,136,824	2	3,136,824	699	3,136,824	-	3,136,824
Corporate Bonds Tecpetrol S.A. Series 7 in USD. Maturity 04-22-2026	57709	3,057,587	1	3,057,587	-	3,057,587	-	3,057,587
Corporate Bond Pampa Energia S.A. Series 20 in USC. Maturity 03-26-2026	57682	2,936,675	1	2,936,675	-	2,936,675	-	2,936,675
Corporate Bonds YPF. Series 29 in USD. Maturity 05-28-2026	57774	1,986,496	1	1,986,496	-	1,986,496	-	1,986,496
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	1,957,420	2	1,957,420	2,698,471	1,957,420	-	1,957,420
Corporate Bond Pampa Energia S.A. Series 18 in USD. Maturity 09-08-2025	57326	1,951,541	1	1,951,541	3,230,362	1,951,541	-	1,951,541
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	57644	1,949,337	2	1,949,337	-	1,949,337	-	1,949,337
Corporate Bond CAPEX S.A. Series 10 in USD. Maturity 07-05-2027	57880	1,701,863	2	1,701,863	-	1,701,863	-	1,701,863
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	1,634,357	1	1,634,357	2,674,511	1,634,357	-	1,634,357
Corporate Bond John Deere Credit Cia Financiera S.A. Series X in USD. Maturity 03-08-2026	57639	1,077,179	2	1,077,179	-	1,077,179	-	1,077,179
Corporate Bond Petroquímica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,065,108	2	1,065,108	238	1,065,108	-	1,065,108
Corporate Bond Petroquímica Comodoro Rivadavia Series H in USD. Maturity 12-17-2024	55849	432,027	2	432,027	-	432,027	-	432,027

Subtotal Private Securities - In foreign currency		26,964,264		26,964,264	8,604,281	26,964,264	-	26,964,264

TOTAL SECURITIES AT FAIR VALUE THROUGH OCI		2,370,907,470		2,370,907,470	1,332,628,830	2,370,907,470	-	2,370,907,470

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
			value	09.30.24	12.31.23

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 08-23-2025 (1)	9196	151,753,903	2	151,545,921	99,787,687	151,545,921	-	151,545,921
Argentine Treasury Bonds in pesos. Maturity 05-23-2027 (1)	9132	26,818,400	2	26,818,411	65,325,874	26,818,411	-	26,818,411
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027 (1)	9166	13,906,462	2	13,896,030	29,777,197	13,896,030	-	13,896,030

Subtotal Government Securities - In pesos		192,478,765		192,260,362	194,890,758	192,260,362	-	192,260,362

TOTAL SECURITIES AT AMORTIZED COST		192,478,765		192,260,362	194,890,758	192,260,362	-	192,260,362

TOTAL OTHER DEBT SECURITIES		2,563,386,235		2,563,167,832	1,527,519,588	2,563,167,832	-	2,563,167,832

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Share BYMA- Bolsas y Mercados Argentina		3,966,955	1	3,966,955	4,372,858	3,966,955	-	3,966,955
Share Banco de Valores de Bs. As.		1,423,719	1	1,423,719	2,129,994	1,423,719	-	1,423,719

Subtotal Private Securities - In pesos		5,390,674		5,390,674	6,502,852	5,390,674	-	5,390,674

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		5,390,674		5,390,674	6,502,852	5,390,674	-	5,390,674

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		2,255,895	3	2,255,895	1,797,661	2,255,895	-	2,255,895
Mercado Abierto Electrónico S.A.		940,682	3	940,682	1,031,720	940,682	-	940,682
Seguro de Depósitos S.A.		248,334	3	248,334	290,788	248,334	-	248,334
Other		13,919	3	13,919	9,926	13,919	-	13,919

Subtotal Private Securities - In pesos		3,458,830		3,458,830	3,130,095	3,458,830	-	3,458,830

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		637,889	2	637,889	815,328	637,889	-	637,889
Other		34,822	2	34,822	55,934	34,822	-	34,822

Subtotal Private Securities - In foreign currency		672,711		672,711	871,262	672,711	-	672,711

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		4,131,541		4,131,541	4,001,357	4,131,541	-	4,131,541

TOTAL EQUITY INSTRUMENTS		9,522,215		9,522,215	10,504,209	9,522,215	-	9,522,215

(1) Correspond to securities computed for minimum cash, Note 47.1 to the consolidated financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

Account	09.30.24	12.31.23

COMMERCIAL PORTFOLIO

Normal performance	2,406,659,097	1,818,108,611
Preferred collaterals and counter-guarantees “A”	11,730,759	9,603,577
Preferred collaterals and counter-guarantees “B”	5,903,468	10,016,802
No preferred guarantees or counter guarantees	2,389,024,870	1,798,488,232

With special follow-up	-	595,120
		,
Under observation	-	595,120
Preferred collaterals and counter-guarantees “B”	-	595,120

Troubled	3,246,732	5,648,875
No preferred guarantees or counter guarantees	3,246,732	5,648,875

With high risk of insolvency	354,208	51,542
Preferred collaterals and counter-guarantees “B”	273	-
No preferred guarantees or counter guarantees	353,935	51,542

Uncollectible	25,235	65,899
No preferred guarantees or counter guarantees	25,235	65,899

TOTAL	2,410,285,272	1,824,470,047

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE AND GUARANTEES RECEIVED

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

Account	09.30.24	12.31.23

CONSUMER AND HOUSING PORTFOLIO

Normal performance	3,219,245,964	2,404,972,451
Preferred collaterals and counter-guarantees “A”	912,503	814,645
Preferred collaterals and counter-guarantees “B”	306,240,112	197,612,813
No preferred guarantees or counter guarantees	2,912,093,349	2,206,544,993

Low risk	34,117,656	26,647,094
Preferred collaterals and counter-guarantees “B”	2,384,263	1,598,560
No preferred guarantees or counter guarantees	31,733,393	25,048,534

Low risk - With special follow-up	2,192,639	943,442
No preferred guarantees or counter guarantees	2,192,639	943,442

Medium risk	36,364,749	26,086,777
Preferred collaterals and counter-guarantees “A”	-	153
Preferred collaterals and counter-guarantees “B”	673,337	410,409
No preferred guarantees or counter guarantees	35,691,412	25,676,215

High risk	23,953,167	19,830,773
Preferred collaterals and counter-guarantees “B”	567,190	418,961
No preferred guarantees or counter guarantees	23,385,977	19,411,812

Uncollectible	3,648,002	3,704,874
Preferred collaterals and counter-guarantees “A”	108	-
Preferred collaterals and counter-guarantees “B”	479,597	886,621
No preferred guarantees or counter guarantees	3,168,297	2,818,253

TOTAL	3,319,522,177	2,482,185,411

TOTAL GENERAL	5,729,807,449	4,306,655,458

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

	09.30.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	796,896,814	13.91%	489,158,146	11.36%
50 following largest customers	710,048,591	12.39%	490,851,713	11.40%
100 following largest customers	436,957,421	7.63%	346,091,121	8.04%
All other customers	3,785,904,623	66.07%	2,980,554,478	69.20%

TOTAL	5,729,807,449	100.00%	4,306,655,458	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	1,979,363	8,516	12,774	25,548	51,096	42,580	2,119,877

Financial sector	-	22,160,869	10,526,268	11,378,344	13,061,184	15,603,768	76,569	72,807,002

Non-financial Private sector and Residents Abroad	60,747,600	2,141,863,336	1,052,378,595	757,129,307	830,391,348	670,889,667	1,185,081,735	6,698,481,588

TOTAL	60,747,600	2,166,003,568	1,062,913,379	768,520,425	843,478,080	686,544,531	1,185,200,884	6,773,408,467

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

		Terms remaining to maturity
	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL

Non-financial Government sector	-	97,970	134,889	36,510	51,500	102,999	163,083	586,951

Financial sector	-	17,037,101	1,806,938	7,668,317	33,585,376	10,612,527	22,385,932	93,096,191

Non-financial Private sector and Residents Abroad	45,642,427	1,848,259,839	749,880,457	701,704,826	594,746,350	413,337,853	681,511,302	5,035,083,054

TOTAL	45,642,427	1,865,394,910	751,822,284	709,409,653	628,383,226	424,053,379	704,060,317	5,128,766,196

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

	09.30.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,711,591,212	20.07%	1,110,423,242	15.14%

50 following largest customers	1,023,902,244	12.00%	791,237,109	10.79%

100 following largest customers	328,023,803	3.85%	376,192,502	5.13%

All other customers	5,466,211,698	64.08%	5,058,273,207	68.94%

TOTAL	8,529,728,957	100.00%	7,336,126,060	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	6,874,355,100	1,418,207,323	313,164,193	65,348,047	1,107	-	8,671,075,770
Non-financial Government sector	176,596,057	770,553	1,937	-	-	-	177,368,547
Financial sector	2,627,757	-	-	-	-	-	2,627,757
Non-financial Private sector and Residents Abroad	6,695,131,286	1,417,436,770	313,162,256	65,348,047	1,107	-	8,491,079,466
Liabilities at fair value through profit or loss	118,932	-	-	-	-	-	118,932
Derivative instruments	6,123,772	-	-	-	-	-	6,123,772
Other financial liabilities	904,925,333	842,871	1,195,737	2,040,797	3,274,058	20,066,332	932,345,128
Financing received from the BCRA and other financial institutions	115,100,771	32,495,479	29,116,791	29,447,995	7,853,747	4,711	214,019,494
Corporate bonds issued	11,325,692	2,740,938	2,740,938	27,240,938	-	-	44,048,506

TOTAL	7,911,949,600	1,454,286,611	346,217,659	124,077,777	11,128,912	20,071,043	9,867,731,602

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.) (1)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24	TOTAL
						months

Deposits	6,838,943,883	572,868,882	191,476,332	4,581,943	583,261	-	7,608,454,301
Non-financial Government sector	68,582,506	259,855	-	-	-	-	68,842,361
Financial sector	5,186,932	-	-	-	-	-	5,186,932
Non-financial Private sector and Residents Abroad	6,765,174,445	572,609,027	191,476,332	4,581,943	583,261	-	7,534,425,008
Liabilities at fair value through profit or loss	20,823,922	-	-	-	-	-	20,823,922
Derivative instruments	4,324,337	-	-	-	-	-	4,324,337
Other financial liabilities	895,365,835	1,685,401	2,411,096	4,503,752	6,888,921	37,660,092	948,515,097
Financing received from the BCRA and other financial institutions	42,989,771	6,283,476	8,502,273	27,245,322	16,142,699	18,878	101,182,419
Corporate bonds issued	-	-	-	31,652,745	-	-	31,652,745

TOTAL	7,802,447,748	580,837,759	202,389,701	67,983,762	23,614,881	37,678,970	8,714,952,821

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 09.30.24

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	12,039,122	10,699,662	(1)(3)	-	-	(7,750,913)	14,987,871

	- For administrative, disciplinary and criminal penalties	10,079	-		-	-	(5,079)	5,000

	- Provisions for termination plans	1,552,372	793,305		-	-	(868,095)	1,477,582

	- Other	28,173,454	21,234,655	(2)	907,701	3,850,558	(24,531,006)	20,118,844

	TOTAL PROVISIONS	41,775,027	32,727,622		907,701	3,850,558	(33,155,093)	36,589,297

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 30,624 for exchange differences in foreign currency for contingent commitments.

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 12.31.23

	INCLUDED IN LIABILITIES
	- Provisions for contingent commitments	16,912,367	9,776,204	(1)(3)	-	-	(14,649,449)	12,039,122

	- For administrative, disciplinary and criminal penalties	31,386	-		-	-	(21,307)	10,079

	- Provisions for termination plans	2,850,013	963,231		-	-	(2,260,872)	1,552,372

	- Other	34,627,187	32,277,878	(2)	209,865	9,893,770	(28,627,976)	28,173,454

	TOTAL PROVISIONS	54,420,953	43,017,313		209,865	9,893,770	(45,559,604)	41,775,027

(1)	Set up in compliance with the provisions of Communication “A” 6868 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 230,861 for exchange differences in foreign currency for contingent commitments.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	12.31.23	following	FI with significant	FI with credit	(loss)	09.30.24
		12 months	increases of	impairment	generated by
			credit risk		allowances

Other financial assets	2,860,312	17,963	-	392,436	(1,496,721)	1,773,990

Loans and other financing	91,560,963	18,204,794	6,262,222	42,375,034	(54,997,680)	103,405,333
Other financial institutions	1,976,779	1,650,327	647,522	541	(2,746,918)	1,528,251
Non-financial Private sector and Residents Abroad	89,584,184	16,554,467	5,614,700	42,374,493	(52,250,762)	101,877,082
Overdrafts	6,924,103	1,434,604	(805,299)	2,130,258	(4,562,334)	5,121,332
Instruments	7,750,098	6,987,508	(169,512)	(300,285)	(4,369,041)	9,898,768
Mortgage loans	6,667,404	201,337	1,192,381	3,869,094	(4,566,780)	7,363,436
Pledge loans	1,338,387	235,417	9,621	112,889	(725,974)	970,340
Consumer loans	19,474,226	2,868,688	1,490,658	12,900,686	(11,686,713)	25,047,545
Credit cards	38,513,388	8,265,712	3,335,690	20,465,499	(24,227,030)	46,353,259
Finance leases	958,295	36,280	75,572	180,112	(567,243)	683,016
Other	7,958,283	(3,475,079)	485,589	3,016,240	(1,545,647)	6,439,386

Other debt securities	197,605	58,498	-	-	(128,388)	127,715

Contingent commitments	12,039,122	8,273,635	2,268,166	157,861	(7,750,913)	14,987,871

TOTAL ALLOWANCES	106,658,002	26,554,890	8,530,388	42,925,331	(64,373,702)	120,294,909

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH SUBSIDIARIES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	12.31.22	following	FI with significant	FI with credit	(loss)	12.31.23
		12 months	increases of	impairment	generated by
			credit risk		allowances

Other financial assets	2,900,346	1,035,226	-	1,385,260	(2,460,520)	2,860,312

Loans and other financing	131,131,646	25,300,197	9,770,478	60,522,472	(135,163,830)	91,560,963
Other financial institutions	1,462,963	4,763,942	769,297	(5,027)	(5,014,396)	1,976,779
Non-financial Private sector and Residents Abroad	129,668,683	20,536,255	9,001,181	60,527,499	(130,149,434)	89,584,184
Overdrafts	6,543,852	2,735,330	1,813,925	2,108,413	(6,277,417)	6,924,103
Instruments	4,790,286	8,669,730	643,293	970,025	(7,323,236)	7,750,098
Mortgage loans	10,766,383	462,538	2,074,774	4,569,126	(11,205,417)	6,667,404
Pledge loans	4,789,899	387,306	85,698	(200,226)	(3,724,290)	1,338,387
Consumer loans	25,730,650	2,902,781	2,529,224	19,183,034	(30,871,463)	19,474,226
Credit cards	63,374,222	9,124,011	1,088,487	27,356,867	(62,430,199)	38,513,388
Finance leases	1,218,192	365,332	231,836	396,644	(1,253,709)	958,295
Other	12,455,199	(4,110,773)	533,944	6,143,616	(7,063,703)	7,958,283

Other debt securities	201,421	209,087	-	-	(212,903)	197,605

Contingent commitments	16,912,367	8,946,943	486,165	343,096	(14,649,449)	12,039,122

TOTAL ALLOWANCES	151,145,780	35,491,453	10,256,643	62,250,828	(152,486,702)	106,658,002

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	09.30.24	12.31.23

ASSETS

Cash and deposits in banks	4	3,015,021,600	2,301,667,679

Cash		2,007,702,035	1,466,035,598
Financial institutions and correspondents		1,007,319,565	835,632,081
BCRA		890,375,846	723,472,975
Other in the country and abroad		116,943,719	112,159,106

Debt securities at fair value through profit or loss	5 and A	82,645,500	455,377,674

Derivative instruments	6	8,742,623	20,161,862

Repo transactions	7	-	2,423,845,719

Other financial assets	8	212,650,988	181,334,945

Loans and other financing	9	5,192,312,994	3,814,914,976

Non-financial Government sector		2,024,262	292,711
Other financial institutions		113,717,476	75,092,523
Non-financial Private sector and Residents Abroad		5,076,571,256	3,739,529,742

Other debt securities	10 and A	2,555,745,720	1,517,812,613

Financial assets pledged as collateral	11	241,092,382	527,398,185

Current income tax assets	12.1	45,141,388	-

Investments in equity instruments	13 and A	9,522,215	10,504,209

Investments in subsidiaries and associates	14	80,195,317	85,072,369

Property and equipment	15	585,983,922	600,826,972

Intangible assets	16	66,466,495	66,357,769

Deferred income tax assets	12.3	17,868,686	-

Other non-financial assets	17	225,679,166	208,655,011

Non-current assets held for sale	18	1,403,565	1,717,857

TOTAL ASSETS		12,340,472,561	12,215,647,840
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	09.30.24	12.31.23

LIABILITIES

Deposits	19 and H	8,538,533,339	7,345,962,955

Non-financial Government sector		169,905,539	68,604,898
Financial sector		24,427,379	30,464,898
Non-financial Private sector and Residents Abroad		8,344,200,421	7,246,893,159

Liabilities at fair value through profit or loss	20	118,932	20,823,922
Derivative instruments	6	6,123,772	4,324,337

Other financial liabilities	21	897,358,795	894,508,486

Financing received from the BCRA and other financial institutions	22	44,632,515	7,316,969

Corporate bonds issued	23	24,741,536	-

Current income tax liabilities	12.2	-	384,030,731

Provisions	J	36,498,280	41,513,527

Deferred income tax liabilities	12.3	-	47,202,411

Other non-financial liabilities	24	438,473,502	635,403,510

TOTAL LIABILITIES		9,986,480,671	9,381,086,848

EQUITY

Share capital	2	612,710	612,710
Non-capitalized contributions		6,744,974	6,744,974
Capital adjustments		835,004,451	835,004,451
Reserves		1,172,475,881	1,310,579,574
Other accumulated comprehensive income		68,769,690	349,935,217
Income for the period / year		270,384,184	331,684,066

TOTAL EQUITY		2,353,991,890	2,834,560,992

TOTAL LIABILITIES AND EQUITY		12,340,472,561	12,215,647,840

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE THREE AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Notes and Exhibits	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Interest income	26	732,863,831	3,443,873,110	1,761,306,644	4,511,064,851
Interest expense	27	(288,323,919)	(1,251,085,494)	(957,736,373)	(2,306,093,694)

Net interest income		444,539,912	2,192,787,616	803,570,271	2,204,971,157

Commission income	28	122,313,130	355,529,537	110,972,171	340,487,666
Commission expense	29	(61,277,586)	(184,487,792)	(69,432,661)	(164,358,287)

Net commission income		61,035,544	171,041,745	41,539,510	176,129,379

Net income from measurement of financial instruments at fair value through profit or loss	30	27,933,736	98,624,391	23,379,643	85,817,243
Net income from write-down of assets at amortized cost and at fair value through OCI	31	55,343,535	154,328,635	12,570,133	22,309,254
Foreign exchange and gold gains/(losses)	32	6,870,740	43,763,587	6,888,264	26,033,023
Other operating income	33	28,247,568	97,237,615	31,175,960	88,367,215
Loan loss allowance	34	(40,012,158)	(120,645,190)	(23,457,407)	(110,511,919)

Net operating income		583,958,877	2,637,138,399	895,666,374	2,493,115,352

Personnel benefits	35	(98,197,549)	(336,593,681)	(129,340,768)	(359,850,783)
Administrative expenses	36	(121,299,375)	(386,300,095)	(144,106,689)	(394,218,343)
Asset depreciation and impairment	37	(16,363,707)	(49,797,589)	(13,333,658)	(42,087,980)
Other operating expenses	38	(71,592,250)	(312,136,207)	(126,306,025)	(341,025,657)

Operating income		276,505,996	1,552,310,827	482,579,234	1,355,932,589

Income from associates and joint ventures		5,441,438	11,603,188	4,453,263	18,898,944
Loss on net monetary position		(161,166,905)	(1,174,477,279)	(449,561,416)	(1,031,504,551)

Income before income tax		120,780,529	389,436,736	37,471,081	343,326,982

Income tax	12.4	(21,107,657)	(119,052,552)	(7,712,507)	(110,848,649)

Net income for the period		99,672,872	270,384,184	29,758,574	232,478,333
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE THREE AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

EARNINGS PER SHARE

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	09.30.24	09.30.23

Numerator:

Net income attributable to owners of the Parent	270,384,184	232,478,333
Net income attributable to owners of the Parent adjusted to reflect to the effect of dilution	270,384,184	232,478,333

Denominator:

Weighted average of outstanding common shares for the period	612,710,079	612,710,079
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,710,079	612,710,079

Basic earnings per share (stated in pesos)	441.2922	379.4263
Diluted earnings per share (stated in pesos) (1)	441.2922	379.4263

(1) As Banco BBVA Argentina S.A. has not issued financial instruments with dilution effects on earnings per share, basic earnings and diluted earnings per share are equal.

SEPARATE CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE THREE AND NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	Note	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Net income for the period		99,672,872	270,384,184	29,758,574	232,478,333

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Loss for the period on the Share in OCI from associates and joint ventures at equity method-		(43,371)	(631,311)	(86,280)	(86,372)

		(43,371)	(631,311)	(86,280)	(86,372)

Profit or losses from financial instruments at fair value through OCI

Loss for the period from financial instruments at fair value through OCI		(76,835,149)	(371,505,551)	(35,570,816)	(9,318,854)
Reclassification adjustment for the period		(6,010,828)	(103,284,722)	(14,723,433)	(8,874,825)
Income tax	12.4	9,524,613	194,119,155	20,417,316	3,884,669

		(73,321,364)	(280,671,118)	(29,876,933)	(14,309,010)

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income / (loss) from equity instruments at fair value through OCI		304,357	136,902	(53,067)	2,829,142

		304,357	136,902	(53,067)	2,829,142

Total Other Comprehensive Income / (Loss) for the period		(73,060,378)	(281,165,527)	(30,016,280)	(11,566,240)

Total Comprehensive Income / (Loss)		26,612,494	(10,781,343)	(257,706)	220,912,093
	Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY.

FOR THE NINE-MONTH INTERIM PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2024
	Share	Non-capitalized		Other Comprehensive		Reserves
	Capital	contributions		Income
Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	835,004,451	348,574,108	1,361,109	537,754,673	772,824,901	331,684,066	2,834,560,992

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	270,384,184	270,384,184
- Other comprehensive loss for the period	-	-	-	(280,534,216)	(631,311)	-	-	-	(281,165,527)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 26., 2023 (Note 44 to the consolidated financial statements)
Legal reserve	-	-	-	-	-	66,336,813	-	(66,336,813)	-
Other	-	-	-	-	-	-	265,347,253	(265,347,253)	-
- Distribution of dividends approved by the Shareholders’ Meeting held on April 26. the Argentine Central Bank on May 3 and by the Board of Directors at its meeting held on May 6, 2024 (Note 44 to the consolidated financial statements):
Dividends in kind and in cash (1)	-	-	-	-	-	-	(469,787,759)	-	(469,787,759)

Balances at fiscal period end	612,710	6,744,974	835,004,451	68,039,892	729,798	604,091,486	568,384,395	270,384,184	2,353,991,890
(1) Corresponds to $ 431.24 (in nominal values) per share.
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY.

FOR THE NINE-MONTH INTERIM PERIOD ENDED SEPTEMBER 30, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

	2023
	Share	Non-capitalized		Other Comprehensive		Reserves
	Capital	contributions		Income
Transactions	Outstanding shares	Share premium	Equity adjustments	Income/(loss) on financial instruments at fair value through OCI	Other	Legal	Other	Retained earnings	Total

Restated balances at the beginning of the year	612,710	6,744,974	835,004,451	(47,071,039)	(85)	463,900,924	634,395,061	369,268,776	2,262,855,772

Total comprehensive income for the period
- Net income for the period	-	-	-	-	-	-	-	232,478,333	232,478,333
- Other comprehensive loss for the period	-	-	-	(11,479,868)	(86,372)	-	-	-	(11,566,240)
- Distribution of retained earnings approved by the Shareholders’ Meeting held on April 28. 2023 (Note 44 to the consolidated financial statements)
Legal reserve	-	-	-	-	-	73,853,755	-	(73,853,755)	-
Other	-	-	-	-	-	-	295,415,021	(295,415,021)	-
- Distribution of dividends approved by the Superintendence of Financial and Exchange Institutions of the Argentine Central Bank on May 31 and by the Board of Directors at its meeting held on June 7, 2023 (Note 44 to the consolidated financial statements):
Dividends in kind (1)	-	-	-	-	-	-	(156,985,182)	-	(156,985,182)
									-

Balances at fiscal period end	612,710	6,744,974	835,004,451	(58,550,907)	(86,457)	537,754,679	772,824,900	232,478,333	2,326,782,683
(1) Corresponds to $ 58.05 (in nominal values) per share.
Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	09.30.24	09.30.23

Cash flows from operating activities

Income before income tax	389,436,736	343,326,982

Adjustment for total monetary income for the period	1,174,477,279	1,031,504,551

Adjustments to obtain cash flows from operating activities:	659,732,721	(87,835,608)

Depreciation and amortization	49,797,589	42,087,980
Loan loss allowance	120,645,190	110,511,919
Effect of foreign exchange changes on cash and cash equivalents	491,398,007	(252,006,665)
Other adjustments	(2,108,065)	11,571,158

Net decreases from operating assets:	(5,620,792,581)	(6,961,408,832)

Debt securities at fair value through profit or loss	138,168,277	(297,412,426)
Derivative instruments	2,305,526	(34,378,745)
Repo transactions	989,866,218	(1,147,542,197)
Loans and other financing	(3,955,943,491)	(2,729,069,672)
Non-financial Government sector	(2,060,015)	(218,574)
Other financial institutions	(84,098,093)	(35,311,686)
Non-financial Private sector and Residents Abroad	(3,869,785,383)	(2,693,539,412)
Other debt securities	(2,582,974,890)	(1,993,552,771)
Financial assets pledged as collateral	46,797,395	(385,698,774)
Investments in equity instruments	(3,595,645)	(5,087,738)
Other assets	(255,415,971)	(368,666,509)

Net increases from operating liabilities:	6,227,741,666	6,366,179,721

Deposits	5,849,572,278	5,443,088,548
Non-financial Government sector	239,770,070	41,423,723
Financial sector	10,869,820	33,273,169
Non-financial Private sector and Residents Abroad	5,598,932,388	5,368,391,656
Liabilities at fair value through profit or loss	(15,249,960)	533,985
Derivative instruments	3,868,648	8,396,451
Repo transactions and surety bonds	7,712,155	73,771
Other liabilities	381,838,545	914,086,966

Income tax paid	(250,087,188)	(3,592,720)

Total cash flows generated by operating activities	2,580,508,633	688,174,094

SEPARATE STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2024 AND 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41)

Accounts	09.30.24	09.30.23

Cash flows from investing activities

Payments:	(33,875,545)	(37,352,582)

Purchase of property and equipment, intangible assets and other assets	(33,163,444)	(35,153,642)
Other payments related to investing activities	(712,101)	(2,198,940)

Collections:	16,262,871	17,455,149

Other collections related to investing activities	16,262,871	17,455,149
Total cash flows used in investing activities	(17,612,674)	(19,897,433)

Cash flows from financing activities

Payments:	(93,170,355)	(23,350,019)

Dividends	(83,876,319)	(344,782)
Financing from local financial institutions	-	(13,062,901)
Leases	(9,294,036)	(9,942,336)

Collections:	61,888,315	2,394,849

Non-subordinated corporate bonds	24,500,000	-
Financing from local financial institutions	495,152	-
Other collections related to financing activities	36,893,163	2,394,849

Total cash flows used in financing activities	(31,282,040)	(20,955,170)

Effect of foreign exchange changes on cash and cash equivalents	(491,398,007)	252,006,665
Effect of net monetary income/(loss) of cash and cash equivalents	(1,326,861,991)	(1,280,976,134)

Total changes in cash flows	713,353,921	(381,647,978)
Restated cash and cash equivalents at the beginning of the year (Note 4)	2,301,667,679	1,857,281,500
Cash and cash equivalents at fiscal period-end (Note 4)	3,015,021,600	1,475,633,522

Notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE CONDENSED SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

1. Basis for the preparation of separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, the Bank presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above and are intended for the purposes of complying with legal and regulatory requirements.

2. Basis for the preparation of these financial statements and applicable accounting standards

These separate condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affects the preparation of these separate condensed interim financial statements:

–	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to an estimate made by the Entity, as of September 30, 2024 and December 31, 2023, its shareholders’ equity would have been reduced by 8,719,993 and 18,869,728, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these separate condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7411. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read in conjunction with the financial statements as of December 31, 2023. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2023 are included.

To avoid duplication of information already provided, we refer to the consolidated condensed interim financial statements regarding:

–	General information (Note 1 to the consolidated condensed interim financial statements)

–	Figures stated in thousands of pesos (Note 2.1.2. to the consolidated condensed interim financial statements)

–	Presentation of Statement of Financial Position (Note 2.1.3 to the consolidated condensed interim financial statements)

–	Comparative information (Nota 2.1.4. to the consolidated condensed interim financial statements)

–	Measuring unit (Nota 2.1.5. to the consolidated condensed interim financial statements)
–	Summary of significant accounting policies (Note 2.3 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries.
–	Accounting judgments, estimates and assumptions (Note 2.4. to the consolidated condensed interim financial statements)
–	Regulatory changes introduced during this fiscal year y New pronouncements (Note 2.5. and 2.6. respectively, to the consolidated condensed interim financial statements)
–	Transcription to the books (Nota 2.7. to the consolidated condensed interim financial statements)
–	Provisions (Note 23 to the consolidated condensed interim financial statements)
–	Share capital (Note 26 to the consolidated condensed interim financial statements)
–	Fair values of financial instruments (Note 40 to the consolidated condensed interim financial statements)
–	Segment reporting (Note 41 to the consolidated condensed interim financial statements)
–	Related parties (Note 42 to the consolidated condensed interim financial statements)
–	Financial instruments risks (Note 43 to the consolidated financial statements)
–	Restrictions to the distributions of earnings (Note 44 to the consolidated condensed interim financial statements)
–	Banking deposits guarantee insurance system (Note 46 to the consolidated condensed interim financial statements)
–	Compliance with the provisions to act in the different categories of agent defined by the Argentine Securities Commission (Note 48 to the consolidated condensed interim financial statements)
–	Compliance with the provisions of the Argentine Securities Commission – Documentation (Note 49 to the consolidated condensed interim financial statements)
–	Trust activities (Note 50 to the consolidated condensed interim financial statements)
–	Mutual funds (Note 51 to the consolidated condensed interim financial statements)

–	Penalties and administrative proceedings instituted by the BCRA (Note 52 to the consolidated condensed interim financial statements)
–	Subsequent events (Note 53 to the consolidated condensed interim financial statements)

3. Significant accounting policies

Investments in subsidiaries

Subsidiaries are all entities controlled by the Bank. The Bank controls an entity if it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The Bank reassesses whether it has control when there are changes to one or more of the elements of control.

Ownership interests in subsidiaries are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank's share in the profit or loss and OCI of investments accounted for using the equity method, until the date when the control, significant influence or joint control cease.

The interim financial statements as of September 30, 2024 of the subsidiaries BBVA Asset Management Argentina S.A.U. and Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present financial information in constant terms.

4. Cash and deposits in banks

Breakdown is as follows:

	09.30.24	12.31.23

Cash	2,007,702,035	1,466,035,598
BCRA - Current account	890,375,846	723,472,975
Local and foreign financial institutions	116,943,719	112,159,106

TOTAL	3,015,021,600	2,301,667,679

The balances of Cash and deposits in banks as of September 30, 2023 and as of December 31, 2022, amounted to 1,475,633,522 and 1,857,281,500, respectively.

5. Debt securities at fair value through profit or loss

Breakdown is as follows:

	09.30.24	12.31.23

Government securities	82,645,500	451,043,091
Private securities – Corporate bonds	-	4,334,583

TOTAL	82,645,500	455,377,674

A breakdown of this information is provided in Exhibit A.

6. Derivative instruments

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset, interest rate swaps and options. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Consolidated Statement of Financial Position in the item “Derivative instruments”. Changes in fair values were recognized in the Consolidated Statement of Income in “Net income from measurement of financial instruments at fair value through profit or loss”.

Breakdown is as follows:

Assets

	09.30.24	12.31.23

Debit balances linked to foreign currency forwards pending settlement in pesos	8,374,148	17,207,311
Debit balances linked to interest rate swaps (floating rate for fixed rate)	368,475	-
Income from put options taken (1)	-	2,954,551

TOTAL	8,742,623	20,161,862
(1)	On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA (Central Bank of Argentina) and existing in the Bank’s portfolio (Communiqués “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.

Liabilities

	09.30.24	12.31.23

Credit balances linked to foreign currency forwards pending settlement in pesos	6,123,772	4,324,337

TOTAL	6,123,772	4,324,337

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps and put options taken are reported below:

	09.30.24	12.31.23

Foreign currency forwards

Foreign currency forward purchases - US$	507,899	169,836
Foreign currency forward sales - US$	475,518	119,093
Foreign currency forward sales - Euros	7,897	5,500

Interest rate swaps

Fixed rate for floating rate (1)	2,044,000	-

Put options

Put options taken (2)	-	142,183,107

(1)	Floating rate: Badlar rate, interest rate for deposits over one million pesos, for a term of 30 to 35 days.
(2)	On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA (Central Bank of Argentina) and existing in the Bank’s portfolio (Communiqués “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.

7. Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	09.30.24	12.31.23

Amounts receivable for reverse repurchase transactions of BCRA Notes/Liquidity Bills with the BCRA (1)	-	2,423,845,719

TOTAL	-	2,423,845,719
(1)	As of December 31, 2023, repurchase transactions involving BCRA Liquidity Bills fall due on January 2, 2024.

Repo transactions and surety bonds

As of September 30, 2024, and December 31, 2023, the Entity has no recorded repo transactions or surety bonds.

8. Other financial assets

Breakdown is as follows:

	09.30.24	12.31.23

Measured at amortized cost

Other receivables	91,642,308	98,366,110
Non-financial debtors from spot transactions pending settlement	48,114,284	1,762,991
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (1)	39,902,037	81,588,755
Financial debtors from spot transactions pending settlement	33,971,852	1,858,369
Other	579,027	256,195

	214,209,508	183,832,420

Allowance for loan losses (Exhibit R)	(1,558,520)	(2,497,475)

TOTAL	212,650,988	181,334,945

(1)	On October 1, 2021, the Bank, together with the other Class B Shareholders, gave notice of the exercise of the put option and therefore initiated the procedure to sell 49% of the capital stock in the company Prisma Medios de Pago S.A.

On March 18, 2022, the transfer of all the remaining shareholding of the Bank in Prisma Medios de Pago S.A. was consummated for a price of US$ 40,038,122. Such amount will be paid as follows: (i) 30% in Pesos adjustable by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10% within a term of six years.

9. Loans and other financing

The Bank holds loans and other financing under a business model intended to collect contractual cash flows. Therefore, the Bank measures loans and other financing at amortized cost. Breakdown is as follows:

	09.30.24	12.31.23

Credit cards	1,515,424,822	1,416,419,526
Unsecured instruments	830,480,432	641,164,720
Consumer loans	566,007,426	305,315,620
Loans for the prefinancing and financing of exports	513,457,962	308,822,677
Discounted instruments	512,445,257	292,718,891
Overdrafts	481,009,629	355,821,139
Mortgage loans	179,884,696	160,063,970
Other financial institutions	124,382,909	82,747,262
Pledge loans	49,650,235	40,024,176
Loans to personnel	28,958,223	20,569,219
Receivables from finance leases	17,610,066	21,307,906
Non-financial Government sector	2,024,262	292,711
Instruments purchased	1,213,565	6,078,790
Other financing	481,692,891	259,876,633

	5,304,242,375	3,911,223,240

Allowance for loan losses (Exhibit R)	(111,929,381)	(96,308,264)

TOTAL	5,192,312,994	3,814,914,976

The Bank entered into finance lease agreements related to vehicles and machinery and equipment. The following table shows the total gross investment in the finance leases (lease-purchase agreement) and the current value of the minimum collections to be received thereunder:

	09.30.24		12.31.23
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments

Up to 1 year	11,985,777	4,660,451	17,964,427	5,081,150
From 1 to 2 years	10,911,330	5,096,447	16,530,758	5,198,728
From 2 to 3 years	8,476,227	5,141,013	13,681,002	6,211,403
From 3 to 4 years	2,795,360	1,848,194	7,380,503	4,424,112
From 4 to 5 years	586,336	382,904	628,888	392,513
More than 5 years	638,838	481,057	-	-

TOTAL	35,393,868	17,610,066	56,185,578	21,307,906

Share capital		17,080,658		20,308,497
Accrued interest		529,408		999,409

TOTAL		17,610,066		21,307,906

The breakdown of loans and other financing according to credit performance as per the criteria set forth by the BCRA are presented in Exhibit B. The information on concentration of loans and other financing is presented in

Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the carrying amounts is shown below:

	09.30.24	12.31.23

Total Exhibits B and C	5,474,381,865	4,139,157,799
Plus:
Loans to personnel	28,958,223	20,569,219
Interest and other items accrued receivable from financial assets with credit value impairment	2,439,742	1,527,592

Less:
Allowance for loan losses (Exhibit R)	(111,929,381)	(96,308,264)
Adjustments for effective interest rate	(16,937,933)	(22,372,089)
Corporate bonds and other private securities	(29,403,929)	(18,931,226)
Loan commitments	(155,195,593)	(208,728,055)

Total loans and other financing	5,192,312,994	3,814,914,976

Note 43.2 to the consolidated condensed interim financial statements contains information on credit risk associated with loans and other financing and allowances measured using the expected credit loss model.

As of September 30, 2024 and December 31, 2023, the Bank holds the loan commitments booked in off- balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.24	12.31.23

Secured loans	52,451,827	89,577,267
Liabilities related to foreign trade transactions	45,418,106	77,009,305
Overdrafts and receivables not used	44,186,907	36,638,515
Guarantees granted	13,138,753	5,502,968

TOTAL	155,195,593	208,728,055

Risks related to the aforementioned loan commitments are assessed and controlled within the framework of the Bank's credit risks policy.

10. Other debt securities

Breakdown is as follows:

10.1. Financial assets measured at amortized cost

	09.30.24	12.31.23

Argentine Treasury Bonds in pesos. Maturity 08-23-2025	151,545,921	99,787,687
Argentine Treasury Bonds in pesos. Maturity 05-23-2027	26,818,411	65,325,874
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027	13,896,030	29,777,197

TOTAL	192,260,362	194,890,758

10.2. Financial assets measured at fair value through OCI

	09.30.24	12.31.23

Government securities (1)	2,323,151,685	1,042,389,714
Private securities – Corporate bonds	28,731,218	18,059,964
Local BCRA Bills	11,602,455	140,646,842
BCRA Liquidity Bills	-	121,825,335

TOTAL	2,363,485,358	1,322,921,855

(1)	In March 2023, the Bank launched a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos at discount. Maturity April 28, 2023 (LEDES S28A3)	19,027,714,460
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity May 19, 2023 (LECER X19XY3)	7,000,000,000
Argentine Treasury Bill in pesos at discount. Maturity May 31, 2023 (LEDES S31Y3)	6,840,800,244
Argentine Treasury Bill in pesos at discount. Maturity June 30, 2023 (LEDES S30J3)	5,532,343,136

Securities Received
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER at 3.75%. Maturity April 14, 2024 (T3X4P)	13,237,176,685
Argentine Treasury Bond in pesos adjusted by CER 4%. Maturity October 14, 2024 (T4X4P)	17,649,568,913
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity February 14, 2025 (T2X5P)	13,237,176,685

In June 2023, the Bank launched a new voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity June 16, 2023 (LECER X16J3)	2,159,998,000
Argentine Treasury Bill in pesos adjusted by CER at discount. Maturity July 18, 2023 (LECER X18L3)	35,863,500,000
Argentine Treasury Bonds in pesos adjusted by CER 1.45%. Maturity August 13, 2023 (T2X3)	3,622,490,577

Securities Received
Species	Nominal values
Argentine Treasury Bond in pesos adjusted by CER 4.25%. Maturity December 13, 2024 (T5X4P)	71,442,000,014

In addition, the Bank purchased put options from the BCRA. These options grant the Bank an opportunity to sell (put option) the underlying asset at a price determined by BCRA applicable regulations. In this transaction, options may be exercised up to the day prior to the maturity date of the underlying asset. On July 18, 2024, the Bank undertook the bidding process for terminating the liquidity options related to government securities issued by the BCRA (Central Bank of Argentina) and existing in the Bank’s portfolio (Communiqués “B” 12,847 and “A” 7,546). As a result of such process, put options for a face value of 546,974,473,392 were delivered.

Debt Swap - August 2024

In August 2024, the Bank launched a voluntary debt swap under Section 11, Presidential Decree No. 331/2022 issued by the Ministry of Economy. The securities delivered/received under such swap were as follows:

Securities Delivered
Species	Nominal values
Treasury Bonds in Pesos adjusted by Cer 4.25%. Maturity February 14, 2025 (BOND T2X5)	4,730,000,000
Treasury Bonds in Pesos adjusted by Cer 4%. Maturity October 14, 2024 (BOND T4X4)	14,420,000,000

Securities Received
Species	Nominal values
Argentine Treasury Bills Capitalizable in Pesos. Maturity March 31, 2025 (LT S31M5)	21,939,229,119
Argentine Treasury Bonds in Pesos adjusted by CER. Maturity December 15, 2025 (BOND TZXD5)	56,422,237,648

11. Financial assets pledged as collateral

As of September 30, 2024 and December 31, 2023, the Bank pledged as collateral the following financial assets:

		09.30.24	12.31.23

BCRA - Special guarantee accounts (Note 40.1)	(1)	108,441,372	195,384,266
Deposits as collateral	(2)	69,740,212	56,364,447
Guarantee trust - Government securities at fair value through OCI	(3)	62,882,205	263,257,969
Guarantee trust - USD - Government and Private Securities at fair value through OCI	(4)	28,593	12,391,503

TOTAL		241,092,382	527,398,185

(1)	Special guarantee current accounts opened at the BCRA for transactions related to the automated clearing houses and other similar entities.
(2)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad and leases and surety bonds transactions.
(3)	Set up as collateral to operate with Rosario Futuros Exchange (ROFEX), Bolsas y Mercados Argentinos S.A. (BYMA) and Mercado Abierto Electrónico S.A. (MAE) on foreign currency forward transactions and futures contracts. The trust is composed of Treasury Bonds in pesos adjusted by Cer due 2024 and 2025 (Species T5X4 and T2X5). As of December 31, 2023, the trust was composed of species T2X4, T2X5 and TX26.
(4)	The trust is composed of dollars in cash. As of December 31, 2023, the trust was composed of dollars in cash, Treasury Bonds (TV24D) and Private Securities (LUC4O, PQCOO and PQCHO).

12. Income tax

This tax should be booked using the liability method, recognizing (as credit or debt) the tax effect of temporary differences between the accounting valuation and the tax valuation of assets and liabilities, and its subsequent allocation to income or loss for the year in which its reversion occurs, also considering the possibility of taking advantage of tax losses in the future.

12.1. Current income tax assets

Breakdown is as follows:

	09.30.24	12.31.23

Advances	45,141,388	-

	45,141,388	-

12.2. Current income tax liabilities

Below is a breakdown of the current income tax liabilities disclosed in the Separate Condensed Statement of Financial Position:

	09.30.24	12.31.23

Income tax provision	-	388,140,963
Advances	-	(3,981,172)
Collections and withholdings	-	(129,060)

	-	384,030,731

12.3. Deferred income tax

The composition and evolution of deferred income tax assets and liabilities is as follows:

Account		Changes recognized through		09.30.24
	As of 12.31.23	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	24,855,541	(3,787,007)	-	21,068,534	-
Provisions	71,773,234	(29,742,536)	-	42,030,698	-
Loans and cards commissions	7,277,094	(2,029,743)	-	5,247,351	-
Organizational expenses and others	(33,998,789)	(7,971,993)	-	-	(41,970,782)
Property and equipment and miscellaneous assets	(84,083,288)	(1,087,586)	-	-	(85,170,874)
Debt securities and investments in equity instruments	(35,156,284)	(176,238,124)	194,119,155	-	(17,275,253)
Tax inflation adjustment	2,129,976	(1,865,816)	-	264,160	-
Tax losses	-	93,674,800	-	93,674,800	-
Other	105	(53)	-	52	-

Debt	(47,202,411)	(129,048,058)	194,119,155	162,285,595	(144,416,909)

Offsettings				(144,416,909)	144,416,909

Net deferred asset				17,868,686	-

Account		Changes recognized through		As of 12.31.23
	As of 12.31.22	Profit or loss	OCI	Deferred tax asset	Deferred tax liability

Allowance for loan losses	29,563,830	(4,708,289)	-	24,855,541	-
Provisions	79,185,131	(7,411,897)	-	71,773,234	-
Loans and cards commissions	7,664,832	(387,738)	-	7,277,094	-
Organizational expenses and others	(30,373,367)	(3,625,422)	-	-	(33,998,789)
Property and equipment and miscellaneous assets	(81,506,443)	(2,576,845)	-	-	(84,083,288)
Debt securities and investments in equity instruments	(59,805,205)	227,702,341	(203,053,420)	-	(35,156,284)
Tax inflation adjustment	13,265,739	(11,135,763)	-	2,129,976	-
Other	270	(165)	-	105	-

Debt	(42,005,213)	197,856,222	(203,053,420)	106,035,950	(153,238,361)

Offsettings				(106,035,950)	106,035,950

Net deferred liabilities				-	(47,202,411)

12.4. Income tax

Below are the main components of the income tax expense in the separate condensed financial statements:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Current income tax expense	(7,718,457)	9,995,506	38,085,997	(63,825,191)
Income / (loss) from deferred income tax	(13,389,200)	(129,048,058)	(45,798,504)	(47,023,458)

Income tax recognized through profit or loss	(21,107,657)	(119,052,552)	(7,712,507)	(110,848,649)

Income tax recognized through OCI	9,524,613	194,119,155	20,417,316	3,884,669

Total income tax	(11,583,044)	75,066,603	12,704,809	(106,963,980)

The Bank's effective tax rate calculated on the income tax recognized in the income statement for the interim periods ended September 30, 2024 and 2023 was 31% and 32%, respectively.

The income tax, pursuant to IAS 34, is recognized in interim periods over the best estimate of the weighted tax rate that the Entity expects for the fiscal year.

13. Investments in equity instruments

Breakdown is as follows:

13.1. Investments in equity instruments through profit or loss

	09.30.24	12.31.23

Private securities - Shares of other non-controlled companies (1)	5,390,674	6,502,852

TOTAL	5,390,674	6,502,852

(1) See Exhibit A to the separate financial statements.

13.2. Investments in equity instruments through other comprehensive income

	09.30.24	12.31.23

Compensadora Electrónica S.A.	2,255,895	1,797,661
Mercado Abierto Electrónico S.A.	940,682	1,031,720
Banco Latinoamericano de Exportaciones S.A.	637,889	815,328
Seguro de Depósitos S.A.	248,334	290,788
Other	48,741	65,860

TOTAL	4,131,541	4,001,357

14. Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	09.30.24	12.31.23
Subsidiaries
Volkswagen Financial Services Compañía Financiera S.A.	25,924,129	23,283,011
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	21,474,250	22,968,043
PSA Finance Arg. Cía. Financiera S.A.	11,352,703	13,594,537
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings) (3)	167,328	298,888
Associates
Rombo Compañía Financiera S.A.	8,104,844	6,203,544
BBVA Seguros Argentina S.A.	7,433,434	9,494,563
Interbanking S.A.	3,124,860	4,254,075
Play Digital S.A.(1)	1,840,775	3,936,923
Openpay Argentina S.A.(2)	772,994	1,038,785

TOTAL	80,195,317	85,072,369
(1)	In order to determine the value of this investment, the accounting information of Play Digital S.A. as of June 30, 2024 has been used. In addition, the significant transactions made or events occurred between July 1 and September 30, 2024 were considered. In addition, on February 27 and October 18, 2023, capital contributions were made in the amount of 396,030 (2,198,939 in restated values) and 600,969 (1,714,646 in restated values), respectively. Besides, on August 23, 2024, a new capital contribution was made for 427,401 (442,229 in restated values).
(2)	On April 19, 2023, 29,205 (138,927 in restated values) shares were subscribed for and paid in in cash. It is worth mentioning that on July 4, 2024, a new capital contribution was made, amounting to 250,377 (269,872 in restated values), which was also paid in in cash.

(3)	On November 28, 2023, a contribution in cash was made for 120,000 (303,497 in restated values). The Bank subscribed 64,667 (163,552 in restated values) and BBVA subscribed 55,333 (139,945 in restated values).

15. Property and equipment

Breakdown is as follows:

	09.30.24	12.31.23

Real estate	396,099,725	448,532,869
Furniture and facilities	76,607,344	77,125,434
Right of use of leased real estate	54,638,728	49,045,129
Machinery and equipment	43,618,962	15,879,645
Construction in progress	13,310,930	8,224,024
Vehicles	1,708,233	2,019,871

TOTAL	585,983,922	600,826,972

The breakdown of lease assets and liabilities as well as interest and foreign exchange differences recognized in profit or loss is disclosed in Note 25 to these separate condensed interim financial statements.

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property as of the end of the previous fiscal year, the carrying amount of one piece of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of assets recorded under the item “Property and equipment” is reported below:

Account	Impairment
	09.30.2024	12.31.2023

Real estate - Balvanera	(1,441,499)	(1,441,499)
Real estate - Libertador	(1,172,885)	(1,172,885)
Real estate - Local 1 Puerto Madero	(604,547)	(604,547)
Real estate - Local 5 Puerto Madero	(443,817)	(443,817)
Real estate - Cerro Las Rosas	(146,236)	(146,236)
Real estate - Mar del Plata	(142,630)	(142,630)
Real estate - Lavallol	(92,427)	(92,427)
Real estate - La Plata	(83,678)	(83,678)
Real estate - Monte Grande	(79,074)	(79,074)
Real estate - Bahía Blanca	(29,733)	(29,733)

TOTAL	(4,236,526)	(4,236,526)

16. Intangible assets

Breakdown is as follows:

	09.30.24	12.31.23

Own systems development expenses	66,466,495	66,357,769

TOTAL	66,466,495	66,357,769

17. Other non-financial assets

Breakdown is as follows:

	09.30.24	12.31.23

Investment properties	167,251,809	121,256,336
Prepayments	26,615,998	24,456,557
Advances to suppliers of goods	15,820,283	13,309,165
Tax advances	10,631,434	15,139,166
Other miscellaneous assets	3,069,300	1,511,323
Advances to personnel	318,188	17,148,984
Assets acquired as security for loans	106,055	113,241
Other	1,866,099	15,720,239

TOTAL	225,679,166	208,655,011

Investment properties include pieces of real estate leased to third parties. The average term of lease agreements is 6 years. Subsequent renewals are negotiated with the lessee. The Group has classified these leases as operating leases, since these arrangements do not substantially transfer all risks and benefits inherent to the ownership of the assets. The rental income is recognized under “Other operating income” on a straight-line basis during the term of the lease.

The impairment of assets booked in Investment properties under non-financial assets is as follows:

Account	Impairment
	09.30.2024	12.31.2023

Leased real estate - Viamonte	(480,393)	(480,393)

TOTAL	(480,393)	(480,393)

18. Non-current assets held for sale

It includes pieces of real estate located in the Argentine Republic, which the Bank’s Board of Directors agreed to sell in the short term. Breakdown is as follows:

	09.30.24	12.31.23

Real estate held for sale - Fisherton	964,515	964,515
Real estate held for sale - Villa Lynch	252,582	252,582
Real estate held for sale - Bernal	186,468	186,468
Real estate held for sale - Mendoza	-	314,292

TOTAL	1,403,565	1,717,857

Based on the reports prepared by the independent appraiser relied upon by the Bank to assess the impairment of its property, the carrying amount of certain pieces of real estate exceeds its recoverable value. Therefore, such amount should be written down to the recoverable value.

The impairment of non-current assets held for sale is as follows:

Account	Impairment
	09.30.2024	12.31.2023

Real estate held for sale - Fisherton	(499,302)	(499,302)

TOTAL	(499,302)	(499,302)

19. Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	09.30.24	12.31.23

Non-financial Government sector	169,905,539	68,604,898
Financial sector	24,427,379	30,464,898
Non-financial Private sector and Residents Abroad	8,344,200,421	7,246,893,159
Savings accounts	4,083,463,059	3,468,208,466
Time deposits	2,486,719,839	1,515,698,300
Checking accounts	1,562,916,388	1,841,765,064
Investment accounts	168,395,780	367,132,012
Other	42,705,355	54,089,317

TOTAL	8,538,533,339	7,345,962,955

20. Liabilities at fair value through profit or loss

Breakdown is as follows:

	09.30.24	12.31.23

Liabilities for transactions with government securities	118,932	20,823,922

TOTAL	118,932	20,823,922

21. Other financial liabilities

Breakdown is as follows:

	09.30.24	12.31.23

Obligations from financing of purchases	668,038,401	566,856,924
Collections and other transactions on behalf of third parties	70,269,301	82,250,647
Cash and cash equivalents for spot purchases or sales pending settlement	38,450,505	686,018
Payment orders pending credit	33,413,437	28,827,151
Lease liabilities (Note 25)	31,516,872	47,376,740
Receivables from spot purchases pending settlement	21,614,129	1,549,427
Funds collected on behalf of AFIP	19,610,466	148,922,270
Commissions accrued payable	10,748	25,907
Other	14,434,936	18,013,402

TOTAL	897,358,795	894,508,486

22. Financing received from the BCRA and other financial institutions

Breakdown is as follows:

	09.30.24	12.31.23

Foreign financial institutions	42,412,987	5,386,361
Local financial institutions	2,083,786	1,710,226
BCRA	135,742	220,382

TOTAL	44,632,515	7,316,969

23. Corporate bonds issued

As of September 30, 2024 and December 31, 2023, the balances related to corporate bonds of the Bank and its subsidiaries were as follows:

Detail	Issuance date	Nominal value	Maturity	Rate	Payment of interest	Outstanding securities as of 09.30.24	Outstanding securities as of 12.31.23

Class 29 BBVA	09/23/2024	24,500,000	06/23/2025	Badlar + 5%	Quarterly	24,500,000	-

				Total Principal		24,500,000	-
				Interest accrued		241,536	-
				Total Principal and Interest accrued		24,741,536	-

The following current Global Corporate Bond Programs are detailed below:

Company	Authorized Amount	Type of Corporate Bond	Program Term	Date of Approval by Shareholders/Board of Directors	CNV Approval
Banco BBVA Argentina S.A.	U$S 500,000 thousand	Non-subordinated, simple corporate bonds not convertible into shares, secured, if permitted by current regulations, with floating and/or special guarantees, and/or subordinated, convertible or not into shares, secured.	No term	Approved by Shareholders' Meeting on 07/15/2003, 04/26/2007, 03/28/2008, 03/30/2011, 03/26/2012, 04/09/2013, and 04/10/2018. Approved at Board Meetings on 08/31/2004, 12/07/2004, 09/24/2008, 09/23/2009, 12/22/2009, 06/24/2022, 12/20/2022, and 05/22/2024.	Resolution No. 14,967 dated 11/29/2004, extended by Resolution No. 16,010 dated 11/06/2008. The increase in the total outstanding amount of the Program was authorized by Resolution No. 16,611 dated 07/21/2011 and Resolution No. 16,826 dated 05/30/2012. Additionally, a new extension of the Program term was authorized by Resolution No. 17,127 dated 07/11/2013, while the amendment to its general terms and conditions, extension of its validity, and increase in the maximum amount were authorized by Resolution No. RESFC-2018-19516-APN-DIR#CNV dated 05/17/2018. Finally, the extension of the Program term, reduction of the amount, and amendment to certain terms and conditions were authorized by Provision No. DI-2022-36-APN-GE#CNV dated 07/13/2022 by the CNV.

24. Other non-financial liabilities

Breakdown is as follows:

	09.30.24	12.31.23

Miscellaneous creditors	181,917,312	250,935,179
Short-term personnel benefits	93,490,356	121,171,076
Other collections and withholdings	74,728,266	84,488,570
Advances collected	43,678,257	99,382,568
Other taxes payable	31,509,249	65,183,888
For contract liabilities	6,040,640	6,428,036
Long-term personnel benefits	5,620,202	3,433,135
Social security payment orders pending settlement	849,755	747,736
Termination benefits payable	-	2,341,430
Other	639,465	1,291,892

TOTAL	438,473,502	635,403,510

25. Leases

The Bank as lessee

Below is a detail of the amounts related to the rights of use under leases and lease liabilities in force as of September 30, 2024 and December 31, 2023:

Rights of use under leases

	Original			Amortization				Residual
	value as of			Accumulated		For the	Accumulated as of	value as of
Account	01.01.24	Additions	Derecognitions	as of 01.01.24	Derecognitions	period (1)	09.30.24	09.30.24

Leased real estate	98,729,895	11,234,359	6,901,172	49,684,766	3,646,132	2,385,720	48,424,354	54,638,728

(1) See note 37

	Original			Amortization				Residual
	value as of			Accumulated		For the	Accumulated as of	value as of
Account	01.01.23	Additions	Derecognitions	as of 01.01.23	Derecognitions	fiscal year	fiscal year-end	12.31.23

Leased real estate	86,261,882	19,107,545	6,639,532	49,551,459	4,493,957	4,627,264	49,684,766	49,045,129

Lease liabilities

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.24	12.31.23

Up to 1 year	781,533	200,471	982,004	2,452,446

From 1 to 5 years	19,439,433	2,860,588	22,300,021	35,434,413

More than 5 years	8,234,847		8,234,847	9,489,881

			31,516,872	47,376,740

Interest and exchange rate difference recognized in profit or loss

	09.30.24	09.30.23

Other operating expenses

Interest on lease liabilities (Note 38)	(2,892,771)	(2,454,900)

Exchange rate difference

Exchange rate difference for financial lease	(5,357,374)	(26,465,586)

26. Interest income

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Stabilization Coefficient (CER) clause	139,835,584	794,460,477	188,143,630	491,001,240
Premiums on reverse repurchase	8,742,187	782,309,008	236,714,910	458,907,913
Interest on government securities	191,633,109	422,503,814	710,248,976	1,887,278,890
Interest on instruments	105,915,913	405,140,435	191,288,779	425,900,712
Interest on credit card loans	80,421,994	306,368,981	140,809,972	413,701,849
Interest on overdrafts	53,665,893	217,893,735	95,407,027	268,840,876
Interest on consumer loans	74,514,950	186,419,031	65,419,997	194,286,625
Acquisition Value Unit (UVA) clause	26,379,419	176,362,395	52,202,954	153,938,458
Interest on other loans	19,786,234	58,812,548	44,211,104	117,613,204
Interest on loans to the financial sector	14,130,384	42,074,732	18,015,283	45,663,430
Interest on pledge loans	5,425,967	16,599,304	7,618,640	20,176,580
Interest on mortgage loans	3,539,017	10,328,221	2,695,628	10,833,064
Interest on loans for the prefinancing and financing of exports	4,166,407	8,628,100	1,062,295	2,667,158
Interest on lease liabilities	2,049,310	7,382,574	4,280,018	11,900,948
Interest on private securities	501,894	3,397,694	2,111,671	5,104,579
Other interest	2,155,569	5,192,061	1,075,760	3,249,325

TOTAL	732,863,831	3,443,873,110	1,761,306,644	4,511,064,851

27. Interest expense

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Time deposits	212,025,417	729,011,574	681,005,425	1,771,814,284
Checking accounts deposits	54,344,939	377,213,481	254,364,052	450,450,194
Acquisition Value Unit (UVA) clause	15,640,979	113,615,963	17,206,233	69,863,120
Savings accounts deposits	2,513,920	14,858,260	3,265,181	9,422,317
Other liabilities from financial transactions	1,030,353	11,985,851	569,378	1,651,094
Borrowing surety bond transactions	2,152,146	2,152,146	-	-
Interfinancial loans received	250,667	1,844,959	1,269,562	2,820,929
Premiums on reverse repurchase transactions	364,254	397,467	46,458	46,745
Other interest	1,244	5,793	10,084	25,011

TOTAL	288,323,919	1,251,085,494	957,736,373	2,306,093,694

28. Commission income

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

From credit cards	67,791,061	198,721,002	52,565,305	161,223,084
Linked to liabilities	36,366,462	101,452,589	42,697,393	134,176,562
From foreign trade and foreign currency transactions	5,674,801	18,309,672	5,157,557	16,274,057
From insurance	4,784,857	13,717,355	4,971,186	14,929,828
Linked to securities	4,852,031	12,919,385	3,349,057	7,675,060
Linked to loans	2,393,017	9,526,544	1,959,459	5,503,741
Linked to loan commitments	283,992	534,109	210,271	558,538
From guarantees granted	166,909	348,881	61,943	146,796

TOTAL	122,313,130	355,529,537	110,972,171	340,487,666

29. Commission expenses

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

From credit and debit cards	34,812,678	98,472,569	41,072,653	99,830,723
For foreign trade transactions	12,133,141	43,182,527	10,637,950	21,158,874
For payment of salaries	4,915,418	14,595,958	6,298,357	13,875,476
For new channels	4,841,485	12,052,631	3,114,268	8,357,231
For data processing	2,807,921	8,178,955	2,300,442	6,520,824
For advertising campaigns	154,681	462,221	429,174	937,606
Linked to transactions with securities	20,402	89,876	22,638	76,437
Other commission expenses	1,591,860	7,453,055	5,557,179	13,601,116

TOTAL	61,277,586	184,487,792	69,432,661	164,358,287

30. Net income from measurement of financial instruments at fair value through profit or loss

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Income from government securities	29,736,729	111,767,618	16,159,032	76,361,791
Income from corporate bonds	382,422	1,327,922	2,028,597	2,029,430
Income from interest rate swaps	161,491	594,118	(219,461)	(353,301)
Loss from put options taken	672,489	(634,805)	-	(493,080)
Income from private securities	(1,297,505)	(860,154)	(570,150)	288,362
Income from foreign currency forward transactions	(1,721,890)	(13,572,970)	5,980,103	7,983,037
Other	-	2,662	1,522	1,004

TOTAL	27,933,736	98,624,391	23,379,643	85,817,243

31. Net income from write-down of assets at amortized cost and at fair value through OCI

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Income from sale of government securities	55,343,535	149,950,489	(2,345,765)	7,388,119
Income from sale of private securities	-	4,378,146	14,915,898	14,921,135

TOTAL	55,343,535	154,328,635	12,570,133	22,309,254

32. Foreign exchange and gold gains/(losses)

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Income from purchase-sale of foreign currency	16,247,152	38,148,246	20,294,172	58,005,169
Conversion of foreign currency assets and liabilities into pesos	(9,376,412)	5,615,341	(13,405,908)	(31,972,146)

TOTAL	6,870,740	43,763,587	6,888,264	26,033,023

33. Other operating income

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Adjustments and interest on miscellaneous receivables	6,606,349	34,964,932	14,360,381	36,894,490
Rental of safe deposit boxes	6,020,942	14,742,200	4,271,595	12,150,762
Loans recovered	2,907,281	8,294,732	3,499,600	9,045,937
Debit and credit card commissions	2,775,667	8,224,859	2,387,504	7,100,183
Punitive interest	1,747,203	4,650,761	1,303,046	3,632,572
Rent	1,124,136	3,918,368	1,304,546	3,824,557
Fees expenses recovered	1,041,540	2,906,738	1,208,229	3,468,836
Commission from syndicated transactions	357,211	1,045,284	518,001	1,428,439
Allowances reversed	57,446	750,107	-	2,957
Income from sale of non-current assets held for sale	189,452	189,452	-	-
Other operating income	5,420,341	17,550,182	2,323,058	10,818,482

TOTAL	28,247,568	97,237,615	31,175,960	88,367,215

34. Loan loss allowance

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Financial assets measured at amortized cost
Loan loss allowance in pesos	40,401,754	118,611,737	23,979,063	109,258,632
Loan loss allowance in foreign currency	(306,823)	2,103,344	(405,533)	1,314,827

Financial assets measured at fair value through OCI
Value adjustment due to credit losses	(82,773)	(69,891)	(116,123)	(61,540)

TOTAL	40,012,158	120,645,190	23,457,407	110,511,919

35. Personnel benefits

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Salaries	57,865,881	183,651,058	62,047,988	187,947,126
Other short-term personnel benefits	13,494,599	59,007,971	41,642,562	93,065,166
Social security withholdings and collections	16,662,062	54,969,405	20,673,133	58,380,413
Personnel compensation and bonuses	6,828,141	26,728,067	2,333,854	9,459,233
Personnel services	3,346,866	8,246,104	2,643,231	6,973,408
Termination personnel benefits (Exhibit J)	-	793,305	-	631,759
Other long-term benefits	-	3,197,771	-	3,393,678

TOTAL	98,197,549	336,593,681	129,340,768	359,850,783

36. Administrative expenses

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Taxes	25,031,274	87,182,212	26,643,742	74,922,984
Contracted administrative services	24,098,579	59,368,141	18,180,848	46,713,856
Rent	10,537,599	47,581,741	20,777,761	58,932,601
Armored transportation services	11,516,397	32,463,002	10,371,153	31,324,773
Maintenance and repair costs	10,738,525	32,100,824	10,881,676	31,416,983
Advertising	7,070,800	24,771,562	6,412,232	21,290,916
IT	5,397,882	23,266,510	26,589,359	60,276,140
Documents distribution	4,978,381	15,746,735	3,251,035	10,042,525
Electricity and communications	4,784,868	13,646,835	4,120,328	12,305,352
Security services	3,419,017	10,749,453	3,225,798	9,008,121
Other fees	2,935,544	9,561,826	3,711,461	10,330,204
Trade reports	2,782,612	7,594,881	2,064,440	7,209,477
Insurance	1,284,933	3,013,548	999,500	2,837,120
Representation and travel expenses	863,208	2,370,477	990,710	2,504,025
Stationery and supplies	195,902	643,299	245,112	537,384
Fees to Bank Directors and Supervisory Committee	112,918	348,835	93,956	324,959
Other administrative expenses	5,550,936	15,890,214	5,547,578	14,240,923

TOTAL	121,299,375	386,300,095	144,106,689	394,218,343

37. Asset depreciation and impairment

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Property and equipment	12,895,889	36,270,711	9,854,713	31,577,789
Intangible assets	1,635,101	9,234,315	1,602,787	4,877,152
Right of use of leased real estate	1,008,470	2,385,720	1,332,919	4,003,455
Depreciation of other assets	817,225	1,899,821	543,239	1,629,584
Loss from sale or impairment of property, plant and equipment	7,022	7,022	-	-

TOTAL	16,363,707	49,797,589	13,333,658	42,087,980

38. Other operating expenses

Breakdown is as follows:

	Quarter ended 09.30.24	Accumulated as of 09.30.24	Quarter ended 09.30.23	Accumulated as of 09.30.23

Turnover tax	47,748,154	222,756,583	106,946,954	272,148,183
Other allowances (Exhibit J)	5,623,479	31,725,250	1,052,175	18,043,679
Initial recognition of loans	5,707,477	12,911,160	3,613,311	13,152,419
Adjustment for restatement of dividends in constant currency	-	11,527,647	-	-
Contribution to the Deposit Guarantee Fund	2,509,578	7,000,859	2,935,939	8,926,990
Interest on lease liabilities (Note 25)	995,588	2,892,771	842,222	2,454,900
Claims	1,385,919	2,831,560	1,303,826	3,910,789
Other operating expenses	7,622,055	20,490,377	9,611,598	22,388,697

TOTAL	71,592,250	312,136,207	126,306,025	341,025,657

39. Restricted assets

As of September 30, 2024 and December 31, 2023, the Group has the following restricted assets:

a)	The Entity applied the following assets as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).
	09.30.24	12.31.23

Argentine Treasury Bonds adjusted by CER due 2026	6,650	-
Argentine Treasury Bonds adjusted by CER due 2024	-	25,800

Total	6,650	25,800

b)	Also, the Entity has accounts, deposits and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, forward transactions, foreign currency futures, court proceedings and leases in the amount of 241,092,382 and 527,398,185 as of September 30, 2024 and December 31, 2023, respectively (see Note 11 to these separate condensed interim financial statements).

40. Minimum cash and minimum capital requirements

40.1. Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	09.30.24	12.31.23

Balances at the BCRA

BCRA – Current account not restricted	890,375,846	723,472,975
BCRA - Special guarantee accounts - restricted (Note 11)	108,441,372	195,384,266

	998,817,218	918,857,241

Government securities in pesos - Measured at amortized cost (1)	192,260,362	194,890,758
Government securities in pesos - Measured at fair value through OCI (1)	2,230,754,127	938,348,756
Government securities in foreign currency - Measured at fair value through OCI	-	435,862,721
BCRA Bills in pesos - Measured at fair value through OCI	-	121,825,335

TOTAL	3,421,831,707	2,609,784,811

(1) See detail of securities considered, as of September 30, 2024, in Exhibit A to the separate financial statements, identified with (1).

40.2. Minimum capital requirement

The regulatory breakdown of minimum capital requirements is as follows at the above-mentioned dates:

Minimum capital requirement	09.30.24	12.31.23

Credit risk	(526,153,324)	(436,913,171)
Operational risk	(213,481,316)	(176,408,201)
Market risk	(2,311,890)	(13,120,369)
Non-compliance (1)	-	(42,703,854)

Paid-in	1,989,983,561	2,263,070,107

Surplus	1,248,037,031	1,593,924,512

(1) The increase observed in the minimum capital requirement for credit risk is due to the non-compliance with the maximum limit established by the BCRA for the financing to the non-financial government sector during 15 days of December 2023. According to the provisions of the regulations, this non-compliance causes an increase in the minimum capital requirement for credit risk for an amount equivalent to 100% of the surplus, as from the month in which the non-compliance occurs and for as long as it continues. In the case of credit ratios, the computation of the deviation will be made on the basis of the monthly average of daily surpluses.

41. Accounting principles – Explanation added for translations into English

These separate financial statements are presented in accordance with the financial reporting framework set forth by the BCRA, as mentioned in note 2. These accounting standards may not conform to accounting principles generally accepted in other countries.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				09.30.24	12.31.23

DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-29-2024	9255	16,080,301	1	16,080,301	-	16,080,301	-	16,080,301
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-31-2025	9256	12,415,000	1	12,415,000	-	12,415,000	-	12,415,000
Argentine Treasury Bills Capitalizable in Pesos. Maturity 04-16-2025	9299	8,659,272	2	8,659,272	-	8,659,272	-	8,659,272
Argentine Treasury Bills Capitalizable in Pesos. Maturity 05-16-2025	9300	8,419,060	2	8,419,060	-	8,419,060	-	8,419,060
Argentine Treasury Bills Capitalizable in Pesos. Maturity 01-31-2025	9251	7,442,941	1	7,442,941	-	7,442,941	-	7,442,941
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-14-2025	9297	6,230,480	2	6,230,480	-	6,230,480	-	6,230,480
Argentine Treasury Bills Capitalizable in Pesos. Maturity 12-13-2024	9281	5,724,615	1	5,724,615	-	5,724,615	-	5,724,615
Argentine Treasury Bills Capitalizable in Pesos. Maturity 02-28-2025	9253	5,227,604	1	5,227,604	-	5,227,604	-	5,227,604
Argentine Treasury Bills Capitalizable in Pesos. Maturity 06-30-2025	9295	5,226,915	2	5,226,915	-	5,226,915	-	5,226,915
Argentine Treasury Bills Capitalizable in Pesos. Maturity 03-14-2025	9298	2,155,650	2	2,155,650	-	2,155,650	-	2,155,650
Argentine Treasury Bills Capitalizable in Pesos. Maturity 10-31-2024	9302	2,004,200	2	2,004,200	-	2,004,200	-	2,004,200
Argentine Treasury Bills Capitalizable in Pesos. Maturity 11-11-2024	9293	1,744,788	2	1,744,788	-	1,744,788	-	1,744,788
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2026	9249	1,100,515	1	1,100,515	-	1,100,515	-	1,100,515
Argentine Treasury Bills Capitalizable in Pesos. Maturity 10-14-2024	9252	64,975	1	64,975	-	64,975	-	64,975
Treasury Bills adjusted by Cer. Maturity 01-18-2024	9221	-	1	-	413,596	-	-	-

Subtotal Government Securities - In pesos		82,496,316		82,496,316	413,596	82,496,316	-	82,496,316

Government Securities - In foreign currency

Bonds for the Reconstruction of a Free Argentina - TRANCHE 2 - Maturity 06-30-2025	9243	96,461	1	96,461	-	96,461	-	96,461
AL30 Bond Local Law USD Step Up. Maturity 07-09-2030	5921	52,723	1	52,723	55,104	52,723	-	52,723
Argentine Bond in dual currency. Maturity 06-30-2024	9230	-	1	-	435,862,721	-	-	-
Argentine Bond in dual currency. Maturity 02-28-2024	9156	-	1	-	14,654,355	-	-	-
GD30 Bond Foreign Law USC Step Up. Maturity 07-09-2030	81086	-	1	-	57,315	-	-	-

Subtotal Government Securities - In foreign currency		149,184		149,184	450,629,495	149,184	-	149,184

Private Securities - In pesos

Corporate Bond New San S.A. Series 18 in Pesos Private BADLAR + 300 bps. Maturity 10-17-2024	57449	-	3	-	531,737	-	-	-
Corporate Bond New San S.A. Series 19 in Pesos Monetary Policy Rate. Maturity 10-17-2024	57450	-	3	-	473,202	-	-	-
Corporate Bond Toyota Cia Financiera Series 32 in Pesos. Maturity 02-09-2025	57287	-	3	-	361	-	-	-

Subtotal Private Securities - In pesos		-		-	1,005,300	-	-	-

Private Securities - In foreign currency

Corporate Bond Central Puerto Series A in USD. Maturity 03-14-2026	57363	—	2	-	3,329,283	-	-	-

Subtotal Private Securities - In foreign currency		—		-	3,329,283	-	-	-

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		82,645,500		82,645,500	455,377,674	82,645,500	-	82,645,500

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				09.30.24	12.31.23

OTHER DEBT SECURITIES

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Government Securities - In pesos

Argentine Treasury Bills Capitalizable in pesos. Maturity 11-29-2024 (1)	9255	258,649,601	1	258,649,601	-	258,649,601	-	258,649,601
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 12-13-2024 (1)	9200	236,014,623	1	236,014,623	441,309,834	236,014,623	-	236,014,623
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2025 (1)	9248	218,519,415	1	218,519,415	-	218,519,415	-	218,519,415
Argentine Treasury Bills Capitalizable in pesos. Maturity 02-28-2025 (1)	9253	218,109,463	1	218,109,463	-	218,109,463	-	218,109,463
Argentine Treasury Bills Capitalizable in pesos. Maturity 03-31-2025 (1)	9256	213,214,253	1	213,214,253	-	213,214,253	-	213,214,253
Argentine Treasury Bills Capitalizable in pesos. Maturity 10-14-2024 (1)	9252	204,033,400	1	204,033,400	-	204,033,400	-	204,033,400
Treasury Bonds in pesos adjusted by Cer. Maturity 03-31-2026 (1)	9257	203,965,461	1	203,965,461	-	203,965,461	-	203,965,461
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 12-15-2026 (1)	9249	123,675,620	1	123,675,620	-	123,675,620	-	123,675,620
Treasury Bonds in pesos adjusted by Cer 4.25%. Maturity 02-14-2025 (1)	9180	75,983,272	1	75,983,272	113,034,996	75,983,272	-	75,983,272
Treasury Bonds in pesos adjusted by Cer 4%. Maturity 10-14-2024 (1)	9179	73,368,297	1	73,368,297	382,409,039	73,368,297	-	73,368,297
Treasury Bonds in pesos adjusted by Cer 2%. Maturity 11-09-2026 (1)	5925	65,325,346	1	65,325,346	68,505	65,325,346	-	65,325,346
Argentine Treasury Bills Capitalizable in pesos. Maturity 06-18-2025 (1)	9288	53,300,000	1	53,300,000	-	53,300,000	-	53,300,000
Argentine Treasury Bills Capitalizable in pesos. Maturity 02-14-2025 (1)	9297	51,304,500	2	51,304,500	-	51,304,500	-	51,304,500
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2026	9240	50,732,880	1	50,732,880	-	50,732,880	-	50,732,880
Argentine Treasury Bills Capitalizable in pesos. Maturity 09-30-2025 (1)	9306	50,566,667	2	50,566,667	-	50,566,667	-	50,566,667
Argentine Treasury Bills Capitalizable in pesos. Maturity 03-14-2025 (1)	9298	30,795,000	2	30,795,000	-	30,795,000	-	30,795,000
Argentine Treasury Bills Capitalizable in pesos. Maturity 07-31-2025 (1)	9305	30,036,000	2	30,036,000	-	30,036,000	-	30,036,000
Argentine Treasury Bills Capitalizable in pesos. Maturity 06-30-2025 (1)	9295	26,134,573	2	26,134,573	-	26,134,573	-	26,134,573
Argentine Treasury Bills Capitalizable in pesos. Maturity 08-29-2025 (1)	9296	26,100,261	2	26,100,261	-	26,100,261	-	26,100,261
Argentine Treasury Bills Capitalizable in pesos. Maturity 09-12-2025 (1)	9301	26,001,875	2	26,001,875	-	26,001,875	-	26,001,875
Argentine Treasury Bills Capitalizable in pesos. Maturity 05-30-2025 (1)	9304	25,162,500	2	25,162,500	-	25,162,500	-	25,162,500
Argentine Treasury Bills Capitalizable in pesos. Maturity 04-16-2025 (1)	9299	20,494,000	2	20,494,000	-	20,494,000	-	20,494,000
Treasury Bonds in pesos adjusted by Cer 0%. Maturity 06-30-2025	9244	5,369,022	1	5,369,022	-	5,369,022	-	5,369,022
Argentine Treasury Bills Capitalizable in pesos. Maturity 01-31-2025	9251	744,294	1	744,294	-	744,294	-	744,294
Treasury Bonds in pesos adjusted by Cer 1.55%. Maturity 07-26-2024	5405	-	1	-	103,577,148	-	-	-
Treasury Bonds in pesos adjusted by Cer 3.75% due 04-14-2024	9178	-	1	-	1,594,887	-	-	-
Treasury Bonds in pesos adjusted by Cer 1.50%. Maturity 03-25-2024	5493	-	1	-	335,393	-	-	-

Subtotal Government Securities - In pesos		2,287,600,323		2,287,600,323	1,042,329,802	2,287,600,323	-	2,287,600,323

Government Securities - In foreign currency

Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series C)	9236	10,513,937	1	10,513,937	-	10,513,937	-	10,513,937
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series D)	9237	9,289,625	1	9,289,625	-	9,289,625	-	9,289,625
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series A)	9234	8,244,441	1	8,244,441	-	8,244,441	-	8,244,441
Bonds for the Reconstruction of a Free Argentina - TRANCHE 1 - Maturity 10-31-2027 (Series B)	9235	7,503,359	1	7,503,359	-	7,503,359	-	7,503,359
Dollar-linked Argentine Treasury Bond 0.40%. Maturity 04-30-2024	9120	-	1	-	59,912	-	-	-

Subtotal Government Securities - In foreign currency		35,551,362		35,551,362	59,912	35,551,362	-	35,551,362

BCRA Bills - In pesos

BCRA Liquidity Bills in pesos. Maturity 01-11-2024	14085	-	2	-	112,866,672	-	-	-
BCRA Liquidity Bills in pesos. Maturity 01-09-2024	14084	-	2	-	8,958,663	-	-	-

Subtotal BCRA Bills - In pesos		-		-	121,825,335	-	-	-

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				09.30.24	12.31.23

OTHER DEBT SECURITIES (Continued)

BCRA Bills - In foreign currency

Local BCRA Bills in USD. Maturity 11-23-2024	12093	7,767,334	2	7,767,334	13,037,945	7,767,334	-	7,767,334
Local BCRA Bills in USD. Maturity 11-27-2024	12095	1,941,833	2	1,941,833	3,259,487	1,941,833	-	1,941,833
Local BCRA Bills in USD. Maturity 11-20-2024	12090	1,893,288	2	1,893,288	34,224,607	1,893,288	-	1,893,288
Local BCRA Bills in USD. Maturity 11-16-2024	12089	-	2	-	90,124,803	-	-	-

Subtotal BCRA Bills - In foreign currency		11,602,455		11,602,455	140,646,842	11,602,455	-	11,602,455

Private Securities - In pesos

Corporate Bond Ledesma Series 14 in Pesos at Floating Rate. Maturity 04-26-2025	57916	735,360	3	735,360	-	735,360	-	735,360
Corporate Bond New San S.A. in Pesos Series 20 Private BADLAR. Maturity 02-01-2025	57557	266,903	3	266,903	-	266,903	-	266,903
Corporate Bond New San S.A. in Pesos Series 19. Maturity 10-17-2024	57450	236,389	3	236,389	-	236,389	-	236,389
Corporate Bond Bco de Serv. Financieros Series 24 in Pesos at Floating rate. Maturity 02-02-2025	57560	209,891	3	209,891	-	209,891	-	209,891
Corporate Bond New San S.A. in Pesos Series 21 Private BADLAR. Maturity 05-09-2025	57750	168,571	3	168,571	-	168,571	-	168,571
Corporate Bond Refi Pampa Series 2 in Pesos adjusted by Uva. Maturity 05-06-2025	56123	149,840	3	149,840	175,786	149,840	-	149,840
Corporate Bond New San S.A. in Pesos Private BADLAR + 440 bps. Maturity 02-14-2024	56847	-	3	-	455,213	-	-	-
Corporate Bond Bco de Serv. Financieros Series 22 in Pesos at Floating rate. Maturity 03-03-2024	56886	-	3	-	436,482	-	-	-
Corporate Bond Petroquímica Com. Rivadavia S.A. in Pesos at Floating rate. Maturity 08-15-2024	56855	-	3	-	348,198	-	-	-
Corporate Bond New San S.A. in Pesos Private BADLAR + 575 bps. Maturity 05-19-2024	57044	-	3	-	307,041	-	-	-
Corporate Bond Arcor Series 17 in Pesos adjusted by Uva. Maturity 10-20-2025	55692	-	3	-	7,732,963	-	-	-

Subtotal Private Securities - In pesos		1,766,954		1,766,954	9,455,683	1,766,954	-	1,766,954

Private Securities - In foreign currency

Corporate Bond Vista Energy Series 23 in USD. Maturity 03-06-2027	57636	4,077,850	1	4,077,850	-	4,077,850	-	4,077,850
Corporate Bond Luz De Tres Picos 4 in USD. Maturity 09-29-2026	56467	3,136,824	2	3,136,824	699	3,136,824	-	3,136,824
Corporate Bond Tecpetrol S.A. Series 7 in USD. Maturity 04-22-2026	57709	3,057,587	1	3,057,587	-	3,057,587	-	3,057,587
Corporate Bond YPF Series 29 in USD. Maturity 05-28-2026	57774	1,986,496	1	1,986,496	-	1,986,496	-	1,986,496
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 07-14-2028	57194	1,957,420	2	1,957,420	2,698,471	1,957,420	-	1,957,420
Corporate Bond Pampa Energia S.A. Series 18 in USD. Maturity 09-08-2025	57326	1,951,541	1	1,951,541	3,230,362	1,951,541	-	1,951,541
Corporate Bond Empresa de Gas del Sur (EMGASUD) S.A. Series 39 in USD. Maturity 03-08-2027	57644	1,949,337	2	1,949,337	-	1,949,337	-	1,949,337
Corporate Bond CAPEX S.A. Series 10 USD. Maturity 07-05-2027	57880	1,701,863	2	1,701,863	-	1,701,863	-	1,701,863
Corporate Bond Vista Energy Series 20 in USD. Maturity 07-20-2025	57081	1,634,357	1	1,634,357	2,674,511	1,634,357	-	1,634,357
Corporate Bond John Deere Credit Cia Financiera S.A. Series X in USD. Maturity 03-08-2026	57639	1,077,179	2	1,077,179	-	1,077,179	-	1,077,179
Corporate Bond Petroquímica Comodoro Rivadavia Series O in USD. Maturity 09-22-2027	57379	1,065,108	2	1,065,108	238	1,065,108	-	1,065,108
Corporate Bond Petroquímica Comodoro Rivadavia Series H in USD. Maturity 12-17-2024	55849	432,027	2	432,027	-	432,027	-	432,027
Corporate Bond Pampa Energia S.A. Series 20 in USC. Maturity 03-26-2026	57682	2,936,675	1	2,936,675	-	2,936,675	-	2,936,675

Subtotal Private Securities - In foreign currency		26,964,264		26,964,264	8,604,281	26,964,264	-	26,964,264

TOTAL SECURITIES AT FAIR VALUE THROUGH OCI		2,363,485,358		2,363,485,358	1,322,921,855	2,363,485,358	-	2,363,485,358

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		HOLDING				POSITION
		Fair	Fair value	Accounting	Accounting	Position without
Account	Identification	value	level	Balance	Balance	options	Options	Final Position
				09.30.24	12.31.23

OTHER DEBT SECURITIES (Continued)

MEASURED AT AMORTIZED COST

Government Securities - In pesos

Argentine Treasury Bonds in pesos. Maturity 08-23-2025 (1)	9196	151,753,903	2	151,545,921	99,787,687	151,545,921	-	151,545,921
Argentine Treasury Bonds in pesos. Maturity 05-23-2027 (1)	9132	26,818,400	2	26,818,411	65,325,874	26,818,411	-	26,818,411
Argentine Treasury Bonds in pesos at 0.7% Badlar Private Rate. Maturity 11-23-2027 (1)	9166	13,906,462	2	13,896,030	29,777,197	13,896,030	-	13,896,030

Subtotal Government Securities - In pesos		192,478,765		192,260,362	194,890,758	192,260,362	-	192,260,362

TOTAL SECURITIES AT AMORTIZED COST		192,478,765		192,260,362	194,890,758	192,260,362	-	192,260,362

TOTAL OTHER DEBT SECURITIES		2,555,964,123		2,555,745,720	1,517,812,613	2,555,745,720	-	2,555,745,720

EQUITY INSTRUMENTS

MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS

Local:
Private Securities - In pesos

Share BYMA- Bolsas y Mercados Argentina		3,966,955	1	3,966,955	4,372,858	3,966,955	-	3,966,955
Share Banco de Valores de Bs. As.		1,423,719	1	1,423,719	2,129,994	1,423,719	-	1,423,719

Subtotal Private Securities - In pesos		5,390,674		5,390,674	6,502,852	5,390,674	-	5,390,674

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH PROFIT OR LOSS		5,390,674		5,390,674	6,502,852	5,390,674	-	5,390,674

MEASURED AT FAIR VALUE THROUGH OCI

Local:
Private Securities - In pesos

Compensadora Electrónica S.A.		2,255,895	3	2,255,895	1,797,661	2,255,895	-	2,255,895
Mercado Abierto Electrónico S.A.		940,682	3	940,682	1,031,720	940,682	-	940,682
Seguro de Depósitos S.A.		248,334	3	248,334	290,788	248,334	-	248,334
Other		13,919	3	13,919	9,926	13,919	-	13,919

Subtotal Private Securities - In pesos		3,458,830		3,458,830	3,130,095	3,458,830	-	3,458,830

Foreign:
Private Securities - In foreign currency

Banco Latinoamericano de Exportaciones S.A.		637,889	2	637,889	815,328	637,889	-	637,889
Other		34,822	2	34,822	55,934	34,822	-	34,822

Subtotal Private Securities - In foreign currency		672,711		672,711	871,262	672,711	-	672,711

TOTAL EQUITY INSTRUMENTS MEASURED AT FAIR VALUE THROUGH OCI		4,131,541		4,131,541	4,001,357	4,131,541	-	4,131,541

TOTAL EQUITY INSTRUMENTS		9,522,215		9,522,215	10,504,209	9,522,215	-	9,522,215

(1) Correspond to securities computed for minimum cash, Note 40.1 to the separate financial statements.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

Account	09.30.24	12.31.23

COMMERCIAL PORTFOLIO

Normal performance	2,326,358,933	1,733,698,731
Preferred collaterals and counter-guarantees “A”	11,730,759	9,603,577
Preferred collaterals and counter-guarantees “B”	4,717,345	7,763,324
No preferred guarantees or counter guarantees	2,309,910,829	1,716,331,830

With special follow-up	-	595,120

Under observation	-	595,120
Preferred collaterals and counter-guarantees “B”	-	595,120

Troubled	3,246,732	5,648,875
No preferred guarantees or counter guarantees	3,246,732	5,648,875

With high risk of insolvency	354,208	51,542
Preferred collaterals and counter-guarantees “B”	273	-
No preferred guarantees or counter guarantees	353,935	51,542

Uncollectible	25,235	65,899
No preferred guarantees or counter guarantees	25,235	65,899

TOTAL	2,329,985,108	1,740,060,167

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

Account	09.30.24	12.31.23

CONSUMER AND HOUSING PORTFOLIO

Normal performance	3,044,974,749	2,323,089,829
Preferred collaterals and counter-guarantees “A”	912,503	814,645
Preferred collaterals and counter-guarantees “B”	208,325,779	146,174,224
No preferred guarantees or counter guarantees	2,835,736,467	2,176,100,960

Low risk	33,590,466	26,166,202
Preferred collaterals and counter-guarantees “B”	1,965,609	1,183,343
No preferred guarantees or counter guarantees	31,624,857	24,982,859

Low risk - With special follow-up	2,192,639	943,442
No preferred guarantees or counter guarantees	2,192,639	943,442

Medium risk	36,316,769	25,906,512
Preferred collaterals and counter-guarantees “A”	-	153
Preferred collaterals and counter-guarantees “B”	651,031	251,439
No preferred guarantees or counter guarantees	35,665,738	25,654,920

High risk	23,902,345	19,714,457
Preferred collaterals and counter-guarantees “B”	533,189	333,900
No preferred guarantees or counter guarantees	23,369,156	19,380,557

Uncollectible	3,419,789	3,277,190
Preferred collaterals and counter-guarantees “A”	108	-
Preferred collaterals and counter-guarantees “B”	332,442	555,245
No preferred guarantees or counter guarantees	3,087,239	2,721,945

TOTAL	3,144,396,757	2,399,097,632

TOTAL GENERAL	5,474,381,865	4,139,157,799

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	09.30.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	814,419,822	14.88%	500,545,947	12.09%
50 following largest customers	758,847,824	13.86%	506,365,744	12.23%
100 following largest customers	404,861,881	7.40%	306,170,483	7.40%
All other customers	3,496,252,338	63.86%	2,826,075,625	68.28%

TOTAL	5,474,381,865	100.00%	4,139,157,799	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	1,979,363	8,516	12,774	25,548	51,096	42,580	2,119,877

Financial sector	-	42,866,594	34,265,841	26,005,605	20,481,909	21,635,471	76,569	145,331,989

Non-financial Private sector and Residents Abroad	60,172,662	2,126,646,036	878,914,185	688,355,740	769,747,680	633,233,610	1,171,919,598	6,328,989,511

TOTAL	60,172,662	2,171,491,993	913,188,542	714,374,119	790,255,137	654,920,177	1,172,038,747	6,476,441,377

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

		Terms remaining to maturity

	Portfolio	1	3	6	12	24	more than
ACCOUNT	due	month	months	months	months	months	24	TOTAL
							months

Non-financial Government sector	-	97,970	134,889	36,510	51,500	102,999	163,083	586,951

Financial sector	-	38,980,014	3,543,179	13,766,541	47,335,113	14,238,172	22,468,421	140,331,440

Non-financial Private sector and Residents Abroad	44,451,442	1,836,899,653	608,544,202	659,276,256	569,563,743	396,105,136	670,643,216	4,785,483,648

TOTAL	44,451,442	1,875,977,637	612,222,270	673,079,307	616,950,356	410,446,307	693,274,720	4,926,402,039

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	09.30.24		12.31.23
		% over		% over
Number of customers	Debt	total	Debt	total
	balance	portfolio	balance	portfolio

10 largest customers	1,711,591,212	20.05%	1,110,423,242	15.12%

50 following largest customers	1,031,201,006	12.08%	805,802,829	10.97%

100 following largest customers	330,690,138	3.87%	375,498,134	5.11%

All other customers	5,465,050,983	64.00%	5,054,238,750	68.80%

TOTAL	8,538,533,339	100.00%	7,345,962,955	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	6,882,940,882	1,418,207,323	313,164,193	65,348,047	1,107	-	8,679,661,552
Non-financial Government sector	176,596,057	770,553	1,937	-	-	-	177,368,547
Financial sector	24,427,379	-	-	-	-	-	24,427,379
Non-financial Private sector and Residents Abroad	6,681,917,446	1,417,436,770	313,162,256	65,348,047	1,107	-	8,477,865,626
Liabilities at fair value through profit or loss	118,932	-	-	-	-	-	118,932
Derivative instruments	6,123,772	-	-	-	-	-	6,123,772
Other financial liabilities	897,805,220	842,871	1,151,722	2,040,797	3,274,058	20,066,333	925,181,001
Financing received from the BCRA and other financial institutions	9,077,715	21,717,384	14,198,314	-	-	-	44,993,413
Corporate bonds issued	241,536	2,740,938	2,740,938	27,240,938	-	-	32,964,350

TOTAL	7,796,308,057	1,443,508,516	331,255,167	94,629,782	3,275,165	20,066,333	9,689,043,020

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements) (1)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	Terms remaining to maturity

	1	3	6	12	24	more than
ACCOUNTS	month	months	months	months	months	24 months	TOTAL

Deposits	6,848,247,143	572,868,882	191,476,332	4,581,943	583,261	-	7,617,757,561
Non-financial Government sector	68,582,506	259,855	-	-	-	-	68,842,361
Financial sector	30,464,898	-	-	-	-	-	30,464,898
Non-financial Private sector and Residents Abroad	6,749,199,739	572,609,027	191,476,332	4,581,943	583,261	-	7,518,450,302
Liabilities at fair value through profit or loss	20,823,922	-	-	-	-	-	20,823,922
Derivative instruments	4,324,337	-	-	-	-	-	4,324,337
Other financial liabilities	895,360,330	1,682,688	2,406,952	4,499,517	6,888,921	37,660,092	948,498,500
Financing received from the BCRA and other financial institutions	6,616,402	844,924	-	-	-	-	7,461,326

TOTAL	7,775,372,134	575,396,494	193,883,284	9,081,460	7,472,182	37,660,092	8,598,865,646

(1) These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

AS OF SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

					Decreases
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary (loss) generated by provisions	Balances as of 09.30.24

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	12,039,122	10,699,662	(1)(3)	-	-	(7,750,913)	14,987,871

	- For administrative, disciplinary and criminal penalties	10,079	-		-	-	(5,079)	5,000

	- Provisions for termination plans	1,552,372	793,305		-	-	(868,095)	1,477,582

	- Other	27,911,954	21,056,212	(2)	750,107	3,837,402	(24,352,830)	20,027,827

	TOTAL PROVISIONS	41,513,527	32,549,179		750,107	3,837,402	(32,976,917)	36,498,280

(1)	Set up in compliance with the provisions of Communication “A” 2950 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 30,624 for exchange differences in foreign currency for contingent commitments

PROVISIONS

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

					Decreases		Monetary (loss) generated by provisions
	Accounts	Balances at the beginning of the year	Increases		Reversals	Uses		Balances as of 12.31.23

	INCLUDED IN LIABILITIES

	- Provisions for contingent commitments	16,912,367	9,776,204	(1)(3)	-	-	(14,649,449)	12,039,122

	- For administrative, disciplinary and criminal penalties	31,386	-		-	-	(21,307)	10,079

	- Provisions for termination plans	2,850,013	963,231		-	-	(2,260,872)	1,552,372

	- Other	33,723,647	31,993,516	(2)	2,957	9,582,123	(28,220,129)	27,911,954

	TOTAL PROVISIONS	53,517,413	42,732,951		2,957	9,582,123	(45,151,757)	41,513,527

(1)	Set up in compliance with the provisions of Communication “A” 2950 of the BCRA.
(2)	Set up to cover contingent events not considered in other items (civil, commercial, labor lawsuits and other).
(3)	Includes an increase of 230,861 for exchange differences in foreign currency for contingent commitments

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

ACCOUNTS	TOTAL	AS OF 09.30.24 (per currency)				TOTAL
	AS OF					AS OF
ASSETS	09.30.24	Dollar	Euro	Real	Other	12.31.23

Cash and deposits in banks	2,528,944,819	2,481,766,743	43,070,323	709,556	3,398,197	2,170,455,219
Debt securities at fair value through profit or loss	149,184	149,184	-	-	-	453,958,779
Other financial assets	35,756,340	35,734,284	22,056	-	-	77,083,667
Loans and other financing	833,060,350	832,822,408	237,942	-	-	397,028,237
Non-financial Government sector	4,763	4,763	-	-	-	3,584
Other financial institutions	7,465	7,465	-	-	-	8,341
Non-financial Private sector and Residents Abroad	833,048,122	832,810,180	237,942	-	-	397,016,312
Other debt securities	74,118,081	74,118,081	-	-	-	149,311,035
Financial assets pledged as collateral	32,167,482	32,167,482	-	-	-	85,506,984
Investments in equity instruments	672,711	637,889	34,822	-	-	871,262

TOTAL ASSETS	3,504,868,967	3,457,396,071	43,365,143	709,556	3,398,197	3,334,215,183

	TOTAL	AS OF 09.30.24 (per currency)				TOTAL
	AS OF					AS OF
LIABILITIES	09.30.24	Dollar	Euro	Real	Other	12.31.23

Deposits	3,302,925,808	3,274,940,670	27,985,138	-	-	2,584,667,811
Non-financial Government sector	83,426,162	83,425,639	523	-	-	44,618,667
Financial sector	863,533	855,149	8,384	-	-	1,274,181
Non-financial Private sector and Residents Abroad	3,218,636,113	3,190,659,882	27,976,231	-	-	2,538,774,963
Other financial liabilities	150,334,262	144,365,827	5,300,414	-	668,021	161,123,476
Financing received from the BCRA and other financial institutions	42,418,796	42,418,796	-	-	-	6,287,484
Other non-financial liabilities	64,941,643	41,217,707	23,723,936	-	-	121,421,899

TOTAL LIABILITIES	3,560,620,509	3,502,943,000	57,009,488	-	668,021	2,873,500,670

EXHIBIT O

DERIVATIVES

AS OF SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	Type of Contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	SWAPS	Financial Transactions Own account	Other	Upon maturity of differences	OTC - Residents Abroad - Financial sector	12	7	83	2,044,000

	FUTURES	Financial Transactions Own account	Foreign Currency	Daily differences	ROFEX	3	2	1	643,213,866

	FUTURES	Financial Transactions Own account	Foreign Currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	3	2	93	320,153,492

(1)	Sum of the absolute values in thousands of pesos of the traded notional values.

DERIVATIVES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

	Type of Contract	Purpose of the Transactions	Underlying Asset	Type of Settlement	Scope of Negotiation or Counterparty	Weighted Average Term Originally Agreed	Residual Weighted Average Term	Weighted Average Term of Differences Settlement	Amount (1)

	REPO TRANSACTIONS (2)	Financial Transactions Own account	Other	Upon maturity of differences	OTC - Residents in the country - Financial sector	1	1	4	2,709,684,302

	FUTURES	Financial Transactions Own account	Foreign Currency	Daily differences	ROFEX	3	2	1	324,697,004

	FUTURES	Financial Transactions Own account	Foreign Currency	Upon maturity of differences	OTC - Residents in the country - Non-financial sector	5	2	138	156,094,442

	OPTIONS (3)	Financial Transactions Own account	Government securities	With delivery of underlying asset	OTC - Residents in the country - Financial sector	16	11	483	286,613,165

(1)	Sum of the absolute values in thousands of pesos of the traded notional values.
(2)	Although these transactions do not correspond to derivate financial instruments, they are included in this exhibit upon request of the BCRA.
(3)	The notional value of these options amounts to 142,183,107,297. See Notes 5 and 9 to the Consolidated Financial Statements.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	12.31.23	following	FI with significant	FI with	(loss)	09.30.24
		12 months	increases of	impairment	generated by
			credit risk		allowances

Other financial assets	2,497,475	17,963	-	356,962	(1,313,880)	1,558,520

Loans and other financing	96,308,264	23,400,213	6,270,509	42,329,340	(56,378,945)	111,929,381
Other financial institutions	7,654,739	6,974,648	647,522	541	(4,612,017)	10,665,433
Non-financial Private sector and Residents Abroad	88,653,525	16,425,565	5,622,987	42,328,799	(51,766,928)	101,263,948
Overdrafts	6,924,103	1,434,604	(805,299)	2,130,258	(4,562,334)	5,121,332
Instruments	7,750,098	6,987,508	(169,512)	(300,285)	(4,369,041)	9,898,768
Mortgage loans	6,667,404	201,337	1,192,381	3,869,094	(4,566,780)	7,363,436
Pledge loans	530,940	125,304	18,547	68,520	(276,893)	466,418
Consumer loans	19,445,629	2,848,101	1,490,661	12,899,361	(11,672,136)	25,011,616
Credit cards	38,513,388	8,265,712	3,335,690	20,465,499	(24,227,030)	46,353,259
Finance leases	947,083	45,013	75,334	180,112	(565,939)	681,603
Other	7,874,880	(3,482,014)	485,185	3,016,240	(1,526,775)	6,367,516

Other debt securities	197,605	58,498	-	-	(128,388)	127,715

Contingent commitments	12,039,122	8,273,635	2,268,166	157,861	(7,750,913)	14,987,871

TOTAL ALLOWANCES	111,042,466	31,750,309	8,538,675	42,844,163	(65,572,126)	128,603,487

ADJUSTMENT TO IMPAIRMENT LOSS - ALLOWANCES FOR LOAN LOSSES

AS OF DECEMBER 31, 2023

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 41 to the separate financial statements)

			ECL of remaining life of the financial asset
Accounts	Balances as of	ECL for the			Monetary	Balances as of
	31.12.22	following	FI with significant	FI with credit	(loss)	12.31.23
		12 months	increases of	impairment	generated by
			credit risk		allowances

Other financial assets	2,614,358	1,035,226	-	1,114,261	(2,266,370)	2,497,475

Loans and other financing	131,239,025	28,434,037	9,758,903	60,760,474	(133,884,175)	96,308,264
Other financial institutions	5,655,527	8,102,396	769,297	(5,027)	(6,867,454)	7,654,739
Non-financial Private sector and Residents Abroad	125,583,498	20,331,641	8,989,606	60,765,501	(127,016,721)	88,653,525
Overdrafts	6,543,852	2,735,330	1,813,925	2,108,413	(6,277,417)	6,924,103
Instruments	4,790,286	8,669,730	643,293	970,025	(7,323,236)	7,750,098
Mortgage loans	10,766,383	462,538	2,074,774	4,569,126	(11,205,417)	6,667,404
Pledge loans	932,220	432,360	74,278	107,015	(1,014,933)	530,940
Consumer loans	25,730,650	2,901,781	2,528,075	19,118,418	(30,833,295)	19,445,629
Credit cards	63,374,222	9,124,011	1,088,487	27,356,867	(62,430,199)	38,513,388
Finance leases	1,195,379	348,238	233,245	392,021	(1,221,800)	947,083
Other	12,250,506	(4,342,347)	533,529	6,143,616	(6,710,424)	7,874,880

Other debt securities	201,421	209,087	-	-	(212,903)	197,605

Contingent commitments	16,912,367	8,946,943	486,165	343,096	(14,649,449)	12,039,122

TOTAL ALLOWANCES	150,967,171	38,625,293	10,245,068	62,217,831	(151,012,897)	111,042,466

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

This reporting summary was prepared on the basis of the consolidated condensed interim financial statements of the Bank were prepared in accordance with the financial reporting framework set forth by the BCRA. (Communication “A” 6114 as supplemented by the BCRA). Except for the exceptions established by the BCRA which are explained in the following paragraph, such framework is based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and adopted by the Argentine Federation of Professionals Councils in Economic Sciences (FACPCE, for its acronym in Spanish). The abovementioned international standards include the IFRS, the International Accounting Standards (IAS) and the interpretations developed by the IFRS Interpretations Committee (IFRIC) or former IFRIC (SIC).

Out of the exceptions set forth by the BCRA to the application of current IFRS, the following affects the preparation of these Reporting Summary:

–	Within the framework of the convergence process to IFRS established by Communication “A” 6114, as amended and supplemented, the BCRA provided that for fiscal years starting on or after January 1, 2020, financial institutions defined as “Group A” according to BCRA regulations, as such is the case of the Entity, are required to start to apply paragraph 5.5 “Impairment” of IFRS 9 “Financial Instruments” (paragraphs B5.5.1 through B5.5.55) except for exposures to the public sector, considering the exclusion set forth by Communication “A” 6847.

Had the abovementioned paragraph 5.5. “Impairment” been applied in full, according to a global estimate made by the Entity, as of September 30, 2024 and December 31, 2023, its shareholders’ equity would have been reduced by 8,719,993 and 18,869,728, respectively.

Except for what was mentioned in the previous paragraphs, the accounting policies applied by the Entity comply with the IFRS that have been currently approved and are applicable in the preparation of these consolidated condensed interim financial statements in accordance with the IFRS as adopted by the BCRA as per Communication “A” 7899. In general, the BCRA does not allow the early application of any IFRS, unless otherwise specified.

These financial statements as of September 30, 2024 have been approved by the Board of Directors of Banco BBVA Argentina S.A. on November 20, 2024.

Furthermore, the BCRA, through Communications “A” 6323 and 6324, set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of September 30, 2024 and December 31, 2023.

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group, its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of September 30, 2024, the Entity's total assets, liabilities and shareholders' equity attributable to owners of the Parent amounted to 12,552,531,436; 10,162,136,171; and 2,353,991,890; respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 4.1 million active customers as of September 30, 2024. That network includes 239 branches providing services to the retail segment and also to small and medium sized-enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 878 ATMs, 863 self-service terminals, 15 in-company banks, one point of Customer service booths. Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform and a mobile banking app. As regards payroll, Banco BBVA Argentina SA. has 6,278 employees, including 90 employees of BBVA Asset Management Argentina S.A.U., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (active employees at the end of the month, including structural, temporary and expatriate employees).

The loans portfolio net of allowance for loan losses totaled $ 5,432,380,041 as of September 30, 2024, reflecting a 29.97% increase as compared to the previous year.

As it relates to consumer loans, including mortgage loans, credit cards, consumer loans and pledge loans, the latter jointly with consumer loans increased the most, by 5.50% in the case of pledge loans and 49.61% in consumer loans, compared with September 30, 2023.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 10.35% at period- end, based on the BCRA's daily information (principal balance as of the last day of each consolidated quarter).

In terms of portfolio quality, the Bank managed to obtain very good ratios. As for the nonperforming portfolio (nonperforming financing/total financing) stood at 1.18%, with a 152.98% hedge level (total allowances/nonperforming financing) as of September 30, 2024.

The exposure for securities as of September 30, 2024 totaled $ 2,646,070,825, including repos.

In terms of liabilities, customers’ resources totaled $ 8,529,728,957, with a 6.42% increase over the last twelve months.

Banco BBVA Argentina S.A.'s consolidated market share in private-sector financing was 8.67% at period- end, based on the information provided by the BCRA on a daily basis (principal amount as of the last day of each quarter).

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

Breakdown of changes in the main income/loss items

Banco BBVA Argentina S.A. recorded an accumulated profit of 271,198,647 as of September 30, 2024, representing a return on average shareholders' equity of 13.88%, a return on average assets of 2.89%, and a return on average liabilities of 2.76%.

Accumulated net interest income totaled 2,268,473,038, down by 0.69 % compared to September 2023, due to a decrease in interest income on government securities and interest on credit card loans, offset by a lower interest expense on time deposits and interest on interfinancial loans received.

Accumulated net commission income totaled 204,215,862, down by 1.98 % compared to September 2023. This decrease was generated by lower income from commissions linked to liabilities and insurance commissions. This decrease in commission income was stressed by a higher outflow of commissions for foreign trade transactions.

As concerns accumulated administrative expenses and personnel benefits totaled 735,063,632, down by 3.96 % vis-a-vis September 2023. This decrease was generated by a lower expense in other short-term personnel benefits and in the remunerations paid by the entity.

Prospects

Significant fiscal consolidation and relative exchange rate stability have contributed to a process of inflation moderation throughout 2024. Also, after a sharp contraction in the first half of the year, there are incipient signs of recovery in economic activity, mostly in line with BBVA Research's expectations, which continues to forecast a 4.0% decline in GDP in 2024, followed by a 6.0% expansion in 2025. As for inflation, the expectation for additional declines has improved. It is estimated that inflation rates for 2024 will reach 125% as of year-end, as compared to 211% as of the 2023 year-end. BBVA Research continues to expect, within the baseline scenario, gradual easing of exchange rate restrictions during 4Q24 and 1Q25, combined also with the definitive lowering of the PAIS tax announced for December. Additionally, there are some signs of recovery starting to be seen, such as the industrial activity that accumulated an increase of 12% as of September compared to June.

As of September 2024, the system's peso-denominated private credit grew 226% year-on-year, while BBVA Argentina increased its peso-denominated private loan portfolio by 263%. Both the system and BBVA were able to outpace inflation (which reached 209% year-on-year in September 2024). With this information, we continue to observe a real monthly growth that began in April 2024 for BBVA Argentina and in May for the system. The bank's market share of total currency private loans at consolidated level rose 100 bps from 9.35% in September 2023 to 10.35% in September 2024, maintaining a double-digit share and growing 50 bps year-to-date.

On the other hand, as of June 15, 2024, the Bank made available to its customers a line of UVA mortgage loans for the purchase of first or second homes for permanent use. We believe that the reappearance of these products in the market represents a sign of recovery of expectations, in view of a generalized credit growth in the country.

In terms of total currency private deposits, the system grew 175% while the Bank grew 235%, exceeding the level of inflation in the case of BBVA Argentina. BBVA Argentina's consolidated market share of total private deposits was 8.67%, 154 bps higher than the 7.13% of the previous year and growing 188 bps so far this year.

BBVA Argentina continues to monitor actively its businesses, financial conditions and results of operations and considers itself to be in a competitive position to continue facing the challenges posed by the context. The Bank has a low cost of funding due to the appropriate structure of its deposits, a strong capital and liquidity position and the optimal portfolio quality in relation to the financial system.

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

Regarding ESG, BBVA Argentina has a corporate responsibility with society, inherent to the Bank's business model, which promotes financial inclusion and education and supports scientific research and culture. In this context and as part of its sustainable real estate refurbishment plan, aimed at improving the experience.

Regarding digitization, our service offer has evolved in such a way that by the end of September 2024, mobile monetary transactions grew by 41% YoY. During the quarter, the acquisition of new customers through digital channels exceeded traditional channels by 83%, whereas in September 2023 it was approximately 80%.

Finally, BBVA Argentina continues to actively monitor its businesses, the financial conditions, and results of its operations to maintain a competitive position and face the challenges of a pivotal year for Argentina.

The goal for 2024 will consist in maintaining the solid position developed by the Bank during a key year for Argentina.

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

CONSOLIDATED BALANCE SHEET STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	09.30.24	09.30.23	09.30.22	09.30.21	09.30.20

Total assets	12,552,531,436	11,995,326,475	11,790,764,436	12,320,090,708	12,119,625,412

Total liabilities	10,162,136,171	9,632,708,408	9,567,422,298	10,320,165,886	9,927,395,724

Shareholders' Equity Parent	2,353,991,890	2,326,782,683	2,187,932,648	1,961,021,300	2,150,844,271

Shareholders’ Equity Minority interest	36,403,375	35,835,384	35,409,490	38,903,522	41,385,417

Total liabilities + Shareholders' Equity Parent + Minority interest	12,552,531,436	11,995,326,475	11,790,764,436	12,320,090,708	12,119,625,412

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF INCOME STRUCTURE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	09.30.24	09.30.23	09.30.22	09.30.21	06.30.20

Net interest income	2,268,473,038	2,284,336,597	1,464,925,330	1,103,682,747	1,076,566,146

Net commission income	204,215,862	208,349,211	229,601,459	218,147,182	174,224,686

Net income from measurement of financial instruments at fair value through profit or loss	101,149,403	92,120,261	82,728,850	56,126,928	69,438,994
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	154,328,635	22,309,254	5,483,084	(1,281,273)	(39,935,819)
Foreign exchange and gold gains/(losses)	43,065,237	25,512,881	48,390,028	47,810,626	95,137,673
Other operating income	99,054,420	91,819,951	98,469,808	73,289,031	80,295,842
Loan loss allowance	(123,584,283)	(112,250,005)	(76,159,115)	(95,659,777)	(115,421,661)

Net operating income	2,746,702,312	2,612,198,150	1,853,439,444	1,402,115,464	1,340,305,861

Personnel benefits	(343,099,246)	(365,632,517)	(311,664,986)	(288,543,448)	(285,365,945)
Administrative expenses	(391,964,386)	(399,746,569)	(318,492,420)	(292,295,865)	(258,017,205)
Asset depreciation and impairment	(50,326,066)	(42,598,955)	(47,851,778)	(51,078,915)	(55,032,398)
Other operating expenses	(327,254,383)	(358,939,433)	(270,603,101)	(236,890,000)	(190,765,774)

Operating income	1,634,058,231	1,445,280,676	904,827,159	533,307,236	551,124,539

Income/(loss) from associates and joint ventures	(700,952)	2,215,941	(3,676,533)	892,301	4,597,198

Loss on net monetary position	(1,232,288,904)	(1,085,606,505)	(671,466,357)	(363,655,867)	(237,421,270)

Subtotal Subsidiaries	401,068,375	361,890,112	229,684,269	170,543,670	318,300,467

Income before income tax from continuing activities	(129,869,728)	(127,408,366)	26,648,661	29,924,583	(119,983,784)

Net income from continuing activities	271,198,647	234,481,746	256,332,930	200,468,253	198,316,683

Net income for the period	271,198,647	234,481,746	256,332,930	200,468,253	198,316,683

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	09.30.24	09.30.23	09.30.22	09.30.21	09.30.20

Net income for the period	271,198,647	234,481,746	256,332,930	200,468,253	198,316,683

Other comprehensive income components to be reclassified to income/(loss) for the period:

Share in Other Comprehensive Income from associates and joint ventures at equity method

Income for the period on the Share in OCI from associates and joint ventures at equity method-	-	-	684,332	42,911	(578,614)

	-	-	684,332	42,911	(578,614)

Profit or losses from financial instruments at fair value through OCI

Income / (Loss) for the period from financial instruments at fair value through OCI	(374,177,604)	(9,584,402)	(25,239,579)	(10,888,598)	98,127,442
Reclassification adjustment for the period	(103,284,722)	(8,874,670)	(5,483,088)	1,094,247	39,935,581
Income tax	195,528,586	3,977,319	8,609,011	4,213,084	(40,084,939)

	(281,933,740)	(14,481,753)	(22,113,656)	(5,581,267)	97,978,084

Other comprehensive income components not to be reclassified to income/(loss) for the period:

Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)

Income from financial instruments at fair value through OCI	136,902	2,829,142	(253,988)	(92,403)	(364,181)
Income tax	-	-	-	-	71,031

	136,902	2,829,142	(253,988)	(92,403)	(293,150)

Total Other Comprehensive Income / (Loss) for the period	(281,796,838)	(11,652,611)	(21,683,312)	(5,630,759)	97,106,320

Total comprehensive income / (loss)	(10,598,191)	222,829,135	234,649,618	194,837,494	295,423,003

Total Comprehensive income / (loss):
Attributable to owners of the Parent	(10,781,343)	220,912,093	238,686,158	195,397,809	293,731,418
Attributable to non-controlling interests	183,152	1,917,042	(4,036,540)	(560,315)	1,691,585

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

CONSOLIDATED CASH FLOW STRUCTURE COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5.)

	09.30.24	09.30.23	09.30.22	09.30.21	09.30.20

Total de cash flows generated by / (used in) operating activities	2,521,697,947	748,379,602	53,110,869	1,014,765,095	(585,362,845)

Total cash flows used in investing activities	(31,172,595)	(35,758,403)	(27,247,586)	(31,901,148)	(21,567,292)

Total cash flows generated by / (used in) financing activities	49,639,859	(63,338,452)	(48,532,680)	(67,920,761)	(128,491,629)

Effect of exchange rate changes	(491,468,621)	252,352,726	(108,127,100)	(188,024,404)	162,424,633

Effect of net monetary income/(loss) of cash and cash equivalents	(1,328,226,841)	(1,283,491,824)	(1,042,425,297)	(875,987,044)	(616,903,486)

Total cash (used in) / generated during the period	720,469,749	(381,856,351)	(1,173,221,794)	(149,068,262)	(1,189,900,619)

REPORTING SUMMARY FOR

THE PERIOD ENDED SEPTEMBER 30, 2024

(Amounts stated in thousands of Argentine pesos in constant currency –Note 2.1.5. to the consolidated condensed interim financial statements)

(Translation of Financial statements originally issued in Spanish - See Note 54 to the consolidated financial statements)

STATISTICAL DATA COMPARATIVE
WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS
(Variation of balances over the previous fiscal year)

	09.30.24 / 09.30.23	09.30.23 / 09.30.22	09.30.22 / 09.30.21	09.30.21 / 09.30.20

Total loans	29.97%	(0.73) %	(4.55) %	(14.44) %

Total deposits	6.42%	2.34%	(7.87) %	3.53%

Income/(loss)	15.66%	(8.52) %	27.87%	1.08%

Shareholders’ Equity	1.18%	6.26%	11.17%	(8.77) %

	RATIOS COMPARATIVE
	WITH THE SAME PERIODS OF PREVIOUS FISCAL YEARS

	09.30.24	09.30.23	09.30.22	09.30.21	09.30.20

Solvency (a)	23.52%	24.53%	23.24%	19.38%	22.08%

Liquidity (b)	67.31%	76.63%	78.47%	76.94%	66.04%

Tied-up capital (c)	34.58%	33.24%	28.67%	28.11%	25.77%

Indebtedness (d)	4.25	4.08	4.30	5.16	4.53

(a) Shareholders’ Equity/Liabilities.
(b) Sum of cash and deposits in banks, debt securities at fair value through profit or loss (excluding private securities), net repo transactions and other debt securities/deposits.
(c) Sum of property and equipment, miscellaneous assets and intangible assets/Shareholders’ Equity.
(d) Total liabilities/Shareholders' Equity.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”) and its subsidiaries, which comprise: (a) the condensed consolidated statement of financial position as of September 30, 2024, (b) the condensed consolidated statements of income and other comprehensive income for the three and nine months periods ended September 30, 2024, the changes in shareholders’ equity and cash flows for the nine-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1, in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in the such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with BCRA minimum external auditing standards applicable to the review of interim financial statements and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit, therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 54. to the interim condensed consolidated interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed consolidated financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal respects, in conformity with current regulations considering what is mentioned in note 2.7.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

b)	As of September 30, 2024, liabilities accrued in employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s accounting books, amounted to ARS 3,669,107,832, none of which was due and payable as of that date.

c)	The information included in the “Consolidated Balance Sheet Structure”, the “Consolidated Statement of Income Structure” and the “Consolidated Cash Flows Structure” of the Reporting Summary for the period ended September 30, 2024, filed by the Bank jointly with the financial statements to comply with CNV (Argentine Securities Commission) regulations, arises from the Bank’s accompanying interim condensed consolidated financial statements as of September 30, 2024 and as of September 30, 2023, 2022, 2021 and 2020, which are not included as exhibits. In addition, we report that the interim condensed consolidated financial statements as of September 30, 2021 and 2020, to which we refer, which should be read jointly with this report, were reviewed by other auditors who issued their review reports on November 24, 2021 and November 24, 2020, respectively.

d)	As stated in note 48 to the accompanying condensed consolidated financial statements, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV regulations for these items as of September 30, 2024.

City of Buenos Aires

November 20, 2024

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

REPORT ON THE REVIEW OF INTERIM CONDENSED

SEPARATE FINANCIAL STATEMENTS

To the Directors of

BANCO BBVA ARGENTINA S.A.

CUIT (Argentine taxpayer identification number): 30-50000319-3

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

I.	Report on the financial statements

Introduction

1.	We have reviewed the accompanying interim condensed separate financial statements of BANCO BBVA ARGENTINA S.A. (the “Bank”), which comprise: (a) the condensed separate statement of financial position as of September 30, 2024; (b) the condensed separate statements of income and other comprehensive income for the three and nine months periods ended September 30, 2024, the changes in shareholders’ equity, and cash flows for the nine-month period then ended, and (c) a summary of significant accounting policies and other explanatory information included in the notes and exhibits that supplement them.

Responsibility of the Bank’s Management and Board of Directors in connection with the financial statements

2.	The Bank’s Board and Management are responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 in conformity with the financial reporting framework set forth by the Central Bank of Argentina (BCRA) which, as indicated in note 2 to the financial statements mentioned in paragraph 1, is based on IFRS (International Financial Reporting Standards), and in particular for the condensed interim financial statements on the International Accounting Standard (“IAS”) 34 "Interim Financial Reporting", as issued by the IASB (International Accounting Standards Board) and adopted by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), including the exceptions established by the BCRA explained in such note. The Bank’s Board and Management are also responsible for the internal control they may deem necessary for the interim financial statements to be prepared free of material misstatements, whether due to errors or irregularities.

Auditors’ responsibility

3.	Our responsibility is to conclude on the financial statements mentioned in paragraph 1 based on our review, which was performed in accordance with the provisions of FACPCE Technical Resolution No. 37 and with B.C.R.A. minimum external auditing standards applicable to the review of interim financial statements, and in compliance with the ethical requirements relevant to the audit of the Bank’s annual financial statements. A review of interim financial statements consists of making inquiries, mainly from the persons in charge of

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

accounting and financial issues, as well as applying analytical procedures and other review procedures. The scope of a review is considerably narrower than that of a financial statements audit; therefore, we cannot obtain reasonable assurance that we will become aware of all the material issues that may arise in an audit. Therefore, we do not express an audit opinion.

Conclusion

4.	Based on our review, nothing came to our attention making us believe that the financial statements mentioned in paragraph 1 are not prepared, in all material respects, in accordance with the financial reporting framework set forth by the BCRA and referred to in paragraph 2.

Emphasis on certain aspects disclosed in the financial statements

5.	We would like to draw attention to the information contained in Note 2. “Basis for the preparation of these financial statements and applicable accounting standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communiqué “A” 6847, which is explained in the note.

This issue does not change the conclusion stated in paragraph 4, but it should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in paragraph 1.

6.	As further explained in Note 41. to the interim condensed separate interim financial statements mentioned in paragraph 1., certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the financial reporting framework set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

Other matters

7.	We also issued a separate report on the interim condensed consolidated financial statements of BANCO BBVA ARGENTINA S.A. and its subsidiaries as of the same date and for the same periods indicated in paragraph 1.

II.	Report on other legal and regulatory requirements

In compliance with current regulations, we further report that:

a)	The condensed separate financial statements mentioned in paragraph 1 are being transcribed to the Book of Balance Sheets for Publication and result from books kept, in their formal aspects, in conformity with the current regulations considering what was mentioned in note 2.7. to the condensed consolidated financial statements.

Pistrelli, Henry Martin y Asociados S.A. 25 de mayo 487 - C1002ABI Buenos Aires, Argentina	Tel: (54-11) 4318-1600/4311-6644 Fax: (54-11) 4318-1777/4510-2220 ey.com

b)	As of September 30, 2024, liabilities accrued in contributions to the Integrated Pension Fund System resulting from the Bank’s accounting books amounted to ARS 3,669,107,832, none of which was due and payable as of that date.

c)	As stated in note 48 to the condensed consolidated financial statements as of such date, the Bank carries shareholders’ equity and a contra account to eligible assets that exceed the minimum amounts required by relevant CNV (Argentine Securities Commission) regulations for these items as of September 30, 2024.

City of Buenos Aires

November 20, 2024

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A.

JAVIER J. HUICI
Partner
Certified Public Accountant (U.B.A.)

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires, Argentina

1. Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2024, and in compliance with the terms of Section 294 of Argentine Companies Law No. 19,550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries presented as of September 30, 2024, which include the consolidated condensed statement of financial position, the consolidated statements of income and other comprehensive income for the three and nine-month periods ended September 30, 2024, the consolidated condensed statements of changes in shareholders’ equity, and cash flows for the nine-month periods then ended and a summary of the significant accounting policies and other explanatory information included in their respective supplementary notes and exhibits.

We have also reviewed the separate condensed financial statements of Banco BBVA Argentina S.A. as of September 30, 2024, and the separate condensed statement of financial position, the separate statements of income, other comprehensive income for the three and nine-month periods ended September 30, 2024, the separate condensed statements of changes in shareholders’ equity and cash flows for the nine-month period then ended, and a summary of the significant accounting policies and other explanatory information included in their supplementary notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the financial reporting framework applicable to Financial Institutions established by the Central Bank of Argentina (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem necessary to allow for the preparation of financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have observed the auditing standards in force and we have taken into consideration the work performed by the Entity’s external auditors PISTRELLI, HENRY MARTIN Y ASOCIADOS S.A., who, on November 20, 2024, issued their limited review report on the consolidated and separate condensed interim financial statements as of September 30, 2024, including an unqualified conclusion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in item I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3. Supervisory Committee’s Opinion

Based on our review, we have no observations to raise on the accompanying interim financial statements of BBVA Argentina for the nine-month period ended September 30, 2024 referred to in the first paragraph of Item 1 of this report, except as set forth in the following item 4.

Furthermore, the financial statements referred to in item 1 of this report reflect all substantial facts and circumstances that are known to us.

4. Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.	As stated in Note 2. to the accompanying consolidated and separate financial statements, “Basis for the preparation of financial statements” “Basis for the presentation of these financial statements and applicable accounting standards – Applicable Accounting Standards” where the Bank quantifies the effects of the application of section 5.5 “Impairment in value” of IFRS 9 “Financial instruments” to financial assets that comprise exposures to the public sector, which were temporarily excluded from such application through BCRA Communication “A” 6847, which are explained in the note.

This issue does not change the conclusion stated in paragraph 3, but it should be taken into account by the users of IFRS for interpreting the accompanying financial statements mentioned in item 1.

5. Information Required by Applicable Provisions

In accordance with applicable legal and regulatory standards, we hereby report that:

i.	The accompanying consolidated and separate condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and considering what was mentioned in Note 2.7 to the condensed financial statements, they arise from accounting records kept, in all formal aspects, in accordance with the laws in force;

In addition, we have reviewed the Reporting Summary required by the Argentine Securities Commission (CNV), upon which, as far as concerns our field of competence, we have no observations to make.

ii.	We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19,550.

We further represent that any member of this Supervisory Committee is authorized to individually sign, on behalf of the Supervisory Committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, November 20, 2024.

GONZALO J. VIDAL DEVOTO
ATTORNEY
C.P.A.C.F. Volume°97- Page° 910
For the Supervisory Committee